4/26

07022968

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

*CURRENT ADDRESS

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05232

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/26/07

082-65232

AR/S
12-31-06

CITIC PACIFIC

Annual Report 2006

Financial Highlights

in HK$ million	**2006**	2005
Profit Attributable to Shareholders	**8,272**	3,989
Major Businesses' Contribution		
Special Steel	**1,333**	808
Property	**2,035**	1,106
Aviation	**3,288**	1,058
Power Generation	**268**	368
Civil Infrastructure	**469**	413
Marketing & Distribution	**275**	232
Communications	**367**	(31)
Fair Value Change of Investment Properties	***1,077***	*755*
Cash Contributed from all Businesses	**15,468**	4,488
Capital Employed	**64,803**	60,321
Shareholders' Funds	**46,510**	39,103
Net Debt	**14,614**	18,639
Cash & Available Committed Loan Facilities	**18,371**	11,065

in HK$		
Earnings per Share	**3.77**	1.82
Dividends per Share		
Regular	**1.10**	1.10
Special	**0.60**	–
Staff	**23,822**	19,174

Please refer to Definition of Terms on page 140

Major Businesses

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its business activities on the mainland of China. Our major businesses are special steel manufacturing and iron ore mining which supplies the raw material needed in the making of special steel, and property development in mainland China.

Special Steel and Iron Ore Mining

Special Steel CITIC Pacific Special Steel, which operates through three steel groups in mainland China with total production capacity of over seven million tonnes annually, is a leader in the manufacturing of special steel used in bearings and gears among others. Its customer coverage reaches Eastern, Central and Northern China.

Jiangyin Xingcheng Special Steel is a leader in China specializing in the making of high-grade special steel used in bearings, gears, springs and high-pressurized piping steel. Its new line, in cooperation with Sumitomo Metals of Japan, has the most advanced technology in the industry.

Xin Yegang is located in Central China, it has a long history dating back to 1908. Its seamless steel tubes, one of its major products, continues to receive strong demand and remains very profitable.

Shijiazhuang Steel Mill became a member of CP Special Steel in 2006. Built in 1957, it is now a manufacturer of special steel with 2.2 million tonnes in production capacity. Its products are mainly supplied to the auto component industry.

Iron Ore Mining CITIC Pacific owns the mining rights to one billion tonnes of magnetite iron ore with options to another five billion tonnes in the Pilbara region of Western Australia. The one billion tonnes of ore is capable of producing 12 million tonnes of product annually to supply mainland China and CITIC Pacific's steel groups in particular.

Property

CITIC Pacific's property team has extensive experience in building and managing medium and large scale residential and commercial projects including Shanghai's CITIC Square and The New Westgate Garden, and Hong Kong's CITIC Tower.

In the past few years, the Group has been active in investing in properties in mainland China. Currently CITIC Pacific has a large quality land bank in Shanghai, major secondary cities in the Yangtze Delta area and Hainan Island, totaling over three million square metres of gross floor area for development.

Chairman's Letter to Shareholders

I am pleased to report that CITIC Pacific achieved excellent results in 2006. Net profit for the year was a historic high of HK$8,272 million, a 107% increase compared with 2005. Earnings per share were HK$3.77. In light of this good performance, our sufficient financial resources, and at the same time considering the need to further expand our businesses in the future, the board has recommended paying a special dividend of HK$0.30 per share in addition to a final dividend of HK$0.80 per share. Including the regular (HK$0.30) and special (HK$0.30) dividend per share already paid at the interim, total dividend per share for the year is HK$1.70.

All of CITIC Pacific's businesses performed well in 2006, in particular the three core businesses, which made outstanding profit contribution. The Special Steel business recorded an impressive growth in profit of 65% compared to last year. Benefiting from the sale of Festival Walk, profit contribution from our property business rose 84% compared with last year. Also, in accordance with accounting standards, fair value gains on revaluation of the Group's investment properties were HK$1.08 billion. Infrastructure businesses such as Aviation, Power Generation, Tunnels, and Environmental businesses all recorded growth in recurrent earnings. These businesses provide stable and recurring cash flows to the Group. The restructuring of the aviation industry in 2006 provided CITIC Pacific's shareholders a satisfactory return on investment. Cash realized from this transaction further strengthened the Group's financial position for future new investments.

Special Steel

CITIC Pacific's special steel business had excellent performance in 2006. Through both organic growth and acquisitions, a plan implemented a few years ago, the Group has expanded its operations rapidly. In just a few years, CITIC Pacific's production capacity has reached over seven million tonnes, commanding a leading position in both product quantity and quality producing a variety of products such as bearing steel, gear steel, spring steel, and other alloy steel. Today, our special steel business has become a highlight in the Group's profit growth and is expected to continue its rapid development in the foreseeable future.

Jiangyin Xingcheng's new production line, in partnership with Sumitomo Metals of Japan, is near completion, with the steel smelting section of the production line already completed and profitable. The steel rolling section is scheduled to complete and become fully operational in 2007. This production line, equipped with the most advanced technologies of similar types both domestically and internationally, is the foundation for the production of high quality and highly energy efficient special steel products in the future.

Through effective management and integration, the businesses of Hubei Xin Yegang (95%) and Daye Special Steel (56.6%), which the Group acquired in 2004 and 2005, improved greatly with significant increases in profitability. A newly built 900,000 tonne coking plant will be completed and become fully operational in 2007. This plant will not only satisfy demand at Xin Yegang and Daye Special Steel, but it can also supply coke to other sister plants within the Group. This will reduce costs and increase the Group's investment return.

Shijiazhuang Steel Mill officially became a member of the CITIC Pacific group in July 2006. Today, CITIC Pacific has three special steel manufacturing bases that are ideally located in Eastern (Jiangyin Xingcheng), Central (Xin Yegang/Daye Special Steel) and Northern (Shijiazhaung Steel) China. Our plants are positioned to take advantage of the high demand in these three industrial centres. The plants can also utilize the well developed transportation networks nearby to supply products to all regions in China. At the same time, these strategic locations are also beneficial in facilitating product realignment and centralizing purchasing, transportation and sales functions among the plants.

In 2006, the Group's steel plants sold a total of 5.9 million tonnes of special steel, a 60% increase from 2005. Even though prices of raw materials stayed at high levels, profitability of the Group's steel business remained at a satisfactory level. CITIC Pacific is optimistic on the future development of this business. The above mentioned three locations will continue to support each other in the coming year to fully realize synergies, and to further strengthen our leading position in China's special steel industry.

Iron Ore Mining

As previously reported, in March 2006, CITIC Pacific acquired mining rights to one billion tonnes of magnetite ore, and rights and options to a further five billion tonnes in the Western Pilbara region of Western Australia. Stage One, which includes the right to the first billion tonnes of reserves, received approval from the Australian government in June 2006. It will be capable of producing 12 million tonnes of concentrate annually once operational. Pre-construction design work is underway. We have signed a general construction contract with China Metallurgical Group Corporation ('MCC'). Work on the development of mining, beneficiation plant, pellet plant, desalination plant, power station and material handling system has begun. First shipment of product is expected to be in 2009.

Management and technical teams with Chinese, Australian and international experience have been assembled and will be strengthened step-by-step. The financing framework for the project has been signed, and the bank has undertaken to support the project by providing long-term project finance to shareholders and the project companies. Once completed, this mining project will provide a long-term stable supply of iron ore for the Group's steel plants.

Property

Property development in mainland China is an important focus in the Group's businesses. We believe that with the rapid development of the Chinese economy and rising living standards, market demand for high quality commercial and residential properties will continue to be strong. From a long-term perspective, fundamentals of the Chinese property market remain positive. CITIC Pacific is confident in the long-term prospects of the property development business in China. We will continue to actively invest and increase our land bank in order to establish a solid foundation for the Group's property development in the long-term.

CITIC Pacific's property development in mainland China is mainly in the Yangtze River Delta area centered around Shanghai, and large scale development projects in the coastal city of Wanning in Hainan Province.

The Shanghai Lu Jiazui Financial District Project will be one of the Group's most important development projects in the coming years. The design for Phase I has been finalized comprising of a top grade hotel and two landmark office towers. Government review of Phase I building scheme is in progress, and foundation work will then begin. Meanwhile, preparation work is underway.

Construction of 'CITIC Square' in Ningbo is progressing well and foundation work has been completed. Work has also begun on the Group's projects at Qingpu in Shanghai, Yangzhou, Wuxi and Jiangyin in Jiangsu Province. These development projects will be completed in the coming few years to provide the Group with satisfactory investment returns.

CITIC Pacific's large scale 'Shenzhou Peninsula' project, in the city of Wanning in Hainan is progressing well. A master plan for the development of about 2.5 million square metres in gross floor area received government approval. Infrastructure development related to the project has commenced. Design and commercial negotiation for Phase I, which includes four grade A hotels and auxiliary facilities, are in progress. Site work is expected to commence shortly as well as work on a world class golf course and other related facilities.

Our investment properties in Shanghai, CITIC Square and Royal Pavilion, remain well let and are providing the Group with satisfactory returns. The Group now wholly owns CITIC Square, a well-known building in Shanghai, after acquiring interests from two minority shareholders.

In 2006, the Hong Kong property market remained active with rentals rising steadily, in particular those of premium properties. As current market rates need to be paid by new tenants and renewals, returns on the Group's overall investment properties will continue to improve. Phase 13 (Chianti) of the Discovery Bay development was completed at the end of 2006 and to date, over half of the units have been sold and delivered. The remaining units will be sold gradually in 2007. The project company has submitted an application to the Government on the development of the next phase. CITIC Pacific's properties in Kowloon Bay and Yuen Long all have re-development potential and we are exploring opportunities and discussing with the Government regarding the relevant approvals. We believe the re-development of these properties will increase their value and in turn bring better returns for the Group.

Aviation

The restructuring of the aviation industry in the second half of 2006 resulted in a HK$2 billion profit for CITIC Pacific, a satisfactory return on investment for our shareholders. At the same time, the Group realized over HK$5 billion of cash from the transaction, further strengthening our financial position. After the restructuring, CITIC Pacific remains a major shareholder of Cathay Pacific, holding a 17.5% interest.

The business of HACTL performed well with an increase in annual profit.

Power Generation

Ligang Phase III (2 x 600MW) passed testing and formally commenced commercial operation in the fourth quarter of 2006. Construction of Ligang Phase IV (2 x 600MW) is progressing well with commercial operation expected in 2007. As the flagship of CITIC Pacific's power generation business, the Ligang Power Station will have installed capacity of 3,800MW, making it one of the largest coal fired power stations in China.

Zhengzhou Phase III (2 x 200MW) also passed testing and entered commercial operation at the end of 2006. We anticipate that profit contribution from our power business will increase greatly in 2007. CITIC Pacific will continue to seek new investment opportunities to further expand the power business.

Civil Infrastructure

The Group's environmental, water projects and tunnels also performed well in 2006. These infrastructure projects provide CITIC Pacific with stable income and cash contribution.

Marketing and Distribution

The businesses of Dah Chong Hong and Sims performed well with increased market share in Hong Kong motor vehicles sales, while the distribution networks in mainland China improved. Profit from our joint venture with Shiseido increased substantially to reach yet another high.

Looking to the Future

Looking ahead, we are confident in the future development of the Group. The continuing rapid and healthy growth of the Chinese economy created excellent investment opportunities and a favorable operating environment for us. CITIC Pacific will continue to leverage our expertise and capture business opportunities. We will also focus more on our core businesses such as Steel, Mining, Property in mainland China and infrastructure projects to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work, and to our investors, bankers and everyone else for their continuing support.

Let me also take this opportunity to welcome Mr. Chang Zhenming's return to CITIC Pacific's board as a Director, effective August 2006. Mr. Chang resigned from CITIC Pacific in June 2005 as an Executive Director when he was appointed as President of China Construction Bank. Mr. Chang returned to CITIC Group in 2006 as Vice Chairman and President. His return to the board is an important asset to CITIC Pacific. In January 2007, Mr. Yuen Kee Tong resigned as Deputy Managing Director of CITIC Pacific to take on the position of CEO at CITIC 1616 Holdings Limited which is to be listed. I would like to thank Mr. Yuen Kee Tong for his valuable contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2007

Special Steel and Iron Ore Mining



With an annual production capacity of seven million tonnes, CITIC Pacific Special Steel is a leader in the manufacturing of special steel in China. Major products are used in the making of bearings, gears and seamless steel pipes. With the aim to ensure constant supply of iron ore, one of the major raw materials used in the steel making process, CITIC Pacific is undertaking to mine iron ore in Western Australia.

Special Steel

HK$ million	**2006**	2005
Turnover	**15,278**	12,160
Contribution	**1,333**	808
Proportion of total contribution	**17%**	20%
Net assets	**9,129**	5,781
Capital expenditure	**3,674**	2,063

CITIC Pacific Special Steel's ('CP Special Steel') profit increased 65% in 2006 compared to 2005 due to a first time contribution from the Shijiazhuang Steel Mill in the second half of the year, strong growth in exports and increased production. An improved product mix and synergies created from better coordination of raw material purchasing, product sales and marketing also contributed to the profit increase.

In 2006, CP Special Steel sold a total of 5.9 million tonnes of special steel, a 60% increase from 2005. This was due primarily to the acquisition of the Shijiazhuang Steel Mill, which became a member of the Group in July 2006. Exports rose 98% to 725,962 tonnes. Excluding Shijiazhuang Steel, the increase in sales was 6.5%, and the increase in exports was 33%. All three plants operated at close to full capacity.

CP Special Steel, with production capacity of over seven million tonnes, is the largest manufacturer in China of special steel that is used in the making of bearings, gears, springs and steel pipes. The locations of the three steel plants, Jiangyin Xingcheng Special Steel, Xin Yegang Steel and Shijiazhuang Steel, are ideal for market coverage of Eastern, Central and Northern China.



Converter of Jiangyin Xingcheng Special Steel



CITIC Pacific Special Steel
79%
95%
65%†
Jiangyin Xingcheng Special Steel
3m tonnes capacity
Xin Yegang Daye Special Steel*
2m tonnes capacity
Shijiazhuang Steel
2.2m tonnes capacity
North
Shijiazhuang, Hebei Province
East
Jiangyin, Jiangsu Province
Central
Huangshi, Hubei Province

* *CITIC Pacific owns 56.6% of Daye Special Steel*

† *Ultimate shareholding after the registered capital expansion awaiting PRC government approval*

Key products of CITIC Pacific Special Steel*

products	2006 market share	production ('000 tonnes) **2006**	2005
Alloy tube blank	77%	**575**	557
Alloy spring steel	59%	**385**	326
Gear steel	42%	**716**	560
Bearing steel	31%	**604**	410

** Includes full year production of Shijiazhuang Steel in which CITIC Pacific had no equity interest until July 2006. Statistics from China Special Steel Enterprises Association, and include only registered enterprises.*

Our products are sold to these industries

industries	2006 sales ('000 tonnes)	percentage
Auto components	2,159	37%
Industrial manufacturing	1,372	23%
Metal works	1,030	17%
Power generation	440	8%
Oil and petrochemical	369	6%
Others	237	4%
Railway	185	3%
Shipbuilding	80	1%
Construction	67	1%
Total	5,939	100%

In 2006, the price of special steel products in China declined on average compared with 2005, mainly due to excess capacity in lower quality products. However, for higher quality products, pricing remained firm. Pricing of CP Special Steel's products reflected the overall market trend.

The key to the success of CP Special Steel in a challenging market is the effort management has placed on building brands, and assuring consistent high quality of its products. Jiangyin Xingcheng Special Steel and Xin Yegang are two well recognized and respected brands in China's special steel market. Many of their products are certified by worldwide users such as SKF (Sweden), FAG (Germany), and Caterpillar (United States). Strong brands and trusted product quality are essential in the market's continued demand for CP Special Steel's products. The construction of a new production line at Jiangyin Xingcheng, in co-operation with Sumitomo Metals of Japan, will be completed by the end of the first half of 2007. It will produce premium quality steel for auto components that will be a substitute for similar products that are currently imported. As a result, overall product quality will further improve.

In addition, management's effort in assessing market needs, anticipating and forecasting future demand has also benefited CP Special Steel. 236% growth in the production of steel used in the fast growing railway industry was the result of such effort. Coordinated effort among the three plants in sales and marketing also proved to be important.

To manufacture special steel, essential raw materials such as iron ore, coke, scrap steel, and alloy are used in a process that employs a blasting furnace, either a converter or an electric arc furnace, a ladle refining furnace and a vacuum degassing furnace. This is followed by an efficient continuous casting and rolling process, which is a technology used by all three of CP Special Steel's plants.

Major raw material prices in 2006 remained at high levels. CP Special Steel mainly purchased its scrap steel from the domestic Chinese market. Iron ore was primarily imported from the three major producers – BHP Billiton and Rio Tinto in Australia and CVRD in Brazil, while some was also sourced from India and locally. Even though the FOB price of iron ore supplied to the Asian market that is set by major Australian and Brazilian exporters rose 19.5%, increased Chinese domestic supply and the lower cost of sea freight meant that the overall cost of iron ore did not rise as much. Prices of other raw materials such as scrap steel, coke and alloy declined slightly. For CP Special Steel's three plants, raw material prices in 2006 were lower relative to 2005 due to the above mentioned reasons. Increased direct imports of iron ore from overseas suppliers was another factor.

Special steel manufacturing process



Blasting Furnace
Converter*
Iron Ore
Coke
Ladle Refining Furnace
Continuous Casting Machine
Continuous Rolling Mill
Alloy
Products
Scrap Steel
Electric Arc Furnace
Vacuum / RH Degassing Furnace†

* *Xin Yegang does not use a converter*
† *Shijiazhuang Steel Mill does not use RH degassing*

Consumption of major raw materials

type	2006 ('000 tonnes)	percentage
Iron ore	8,248	57%
Scrap steel	1,896	13%
Coke	1,961	14%
Coal	2,111	15%
Alloy	204	1%

Jiangyin Xingcheng Special Steel ('Jiangyin Xingcheng'): With production capacity of three million tonnes, Jiangyin Xingcheng is a leader in China, manufacturing high-grade special steel used in bearings, gears, springs and high-pressurized tubes. Located in Jiangsu Province, it is strategically situated next to the Yantze River with two 50,000 tonne wharfs, providing efficient transport of its raw materials and finished products.

The plant is equipped with advanced and modern technologies. Its new production line, built in partnership with Sumitomo Metals Kokura of Japan, employs cutting edge technology with the most advanced equipment. Its high-end products will be a substitute for similar products currently imported for use in the manufacturing of auto components. The line is partially operational and will be fully completed by the end of the first half of 2007.

In 2006, Jiangyin Xingcheng sold a total of 2.2 million tonnes of steel, an increase of 17% over 2005. Exports were 304,812 tonnes, a 22% growth. Many of the products have received certification from renowned users worldwide, such as SKF, FAG, and Caterpillar.

Xin Yegang Steel ('Xin Yegang'): Xin Yegang has production capacity of two million tonnes, which includes the capacity of Daye Special Steel, an A-share company in which CITIC Pacific effectively holds a 56.6% interest. Its products include bearing steel, gear steel, spring steel, alloy structure steel, carbon structure steel and seamless steel tubes that are used in the auto, oil, petrochemical, power and industrial manufacturing sectors.

Located in the city of Huangshi in Hubei Province, it is the oldest steel plant in China, dating back to 1908. It is located next to the Yangtze River, with three 5,000 tonne wharfs enabling it to enjoy an advantage in transportation.

In 2006, Xin Yegang sold 1.7 million tonnes of products, a 4% decline from 2005 due to approximately two months of regular maintenance of certain equipment. Exports grew 57% to 181,036 tonnes. One of Xin Yegang's main products, seamless steel tube, continued to achieve excellent returns supported by strong demand. Its production is now 22% of Xin Yegang's product portfolio and is expected to expand further.

Jiangyin Xingcheng Special Steel's products


14%
9%
14%
17%
7%
15%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel
Wire
Others

Xin Yegang Steel's products


9%
10%
13%
8%
21%
22%
3%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel
Seamless tube
Others

Shijiazhuang Steel Mill ('Shijiazhuang Steel'): Located in the city of Shijiazhuang in Hebei Province, Shijiazhuang Steel benefits from the efficient transportation network around Beijing and Tianjin. Established in 1957, Shijiazhuang Steel is now a manufacturer of special steel with a production capacity of over two million tonnes. Its main products, including bearing steel, gear steel, alloy structure steel, carbon structure steel and tube blank, are supplied mainly to the auto component and oil industries.

In July 2006, the Shijiazhuang Steel became a member of the CITIC Pacific Special Steel group. Its performance has improved significantly since then with improvements in product quality, direct sales and marketing. Its new rolling line will further upgrade product quality. The central government's plans for supporting the Bohai Economic Development Zone is expected to trigger a new wave of industrial activity in the region, and Shijiazhuang Steel is well positioned to take advantage of this. Total sales for 2006 were two million tonnes, an 11% increase over 2005. Profitability increased 177%.

Shijiazhuang Steel Mill's products



7%
1%
49%
29%
3%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel

Looking ahead: The market for special steel in China has been growing steadily with balanced demand and supply supported by not only domestic demand but also international users. The latter is evident in the sharp increase in exports of CP Special Steel in 2006. In 2006, production of special steel was about 10% of total Chinese steel production of 466 million tonnes. This compares to an average 15–20% in industrialized countries. Demand is from fast growing sectors such as auto, shipping, industrial manufacturing, power generation and railways. As the Chinese economy continues to grow, there is little doubt that more special steel will be needed.

Over the past year, CITIC Pacific has spent much effort setting up infrastructure to further integrate the three steel plants under the CP Special Steel umbrella in order to improve management, product quality and market share. CP Special Steel has also made progress in raw material purchasing and marketing.

Going forward, CP Special Steel aims to become a competitive special steel manufacturer globally, and will work accordingly to improve the quality of its products and services. CP Special Steel will also explore opportunities in down stream products in order to achieve vertical integration. Management is confident that CP Special Steel will continue to be a leader in China's special steel sector.

Iron Ore Mining

HK$ million	**2006**	2005
Net assets	**1,852**	–
Capital expenditure	**1,754**	–

CITIC Pacific's three steel plants currently consume approximately eight million tonnes of iron ore annually. In order to secure a stable supply of iron ore for the steel business, CITIC Pacific acquired from an Australian company 100% of a mining right to one billion tonnes of magnetite ore, with rights and options to a further five billion tonnes. The reserve is located in the Pilbara region of northern Western Australia, near the mouth of the Fortescue River. Cape Preston is the name of a point on the coastline about 25km from the inland site of the mine.


Cape
Preston
Broome
Dampier
Port Hedland
Karratha
Western Australia
Perth

Structure of mining rights

	Stage One	Stage Two	Stages Three – Six
Assets	Right to mine 1bn tonnes of iron ore	Right to mine 1bn tonnes of iron ore	Options to mining rights to 4bn tonnes of iron ore subject to proceeding with Stage Two
Status	Proven & approved by the Australian Government	To be proven. Extensive drilling/assessment to be completed by June, 2007	Resources to be proven
Consideration	Paid	Obligated to pay once resources proven	Obligated to pay once resources proven and options exercised
Acquisition cost	USD215m paid	USD200m (adjusted by Australian CPI) not yet paid	USD800m (adjusted by Australian CPI) not yet paid
Planned production capacity of processed ore	12mt per annum	12mt per annum	12mt per annum for each 1bn tonnes of iron ore
Production target	2009/2010	2010/2011	–

The right to the first billion tonnes (Stage One) of reserves received approval from the Australian government in June 2006, and the project ('Cape Preston Iron Ore Project') was granted Major Project Facilitations status in December 2006. This was a significant milestone and will be extremely helpful in the project's development.

Additional drilling and tests are being carried out to confirm another one billion tonnes of reserves (Stage Two). This work is expected to be completed in June 2007. Once proven, CITIC Pacific will be under obligation to pay US$200 million for the right.

CITIC Pacific's plan is to sell at cost part of Stage One and Two to partners who will be major users of iron ore in China. Negotiations with potential partners are progressing and are expected to be completed by mid 2007. CITIC Pacific will take the lead managing the project. According to the current plan, the first shipment from Stage One is expected to be in 2009, with full production in 2010.

The project company, CP Mining Management Pty Limited, was incorporated in Australia in May 2006. An experienced Chief Executive and other senior personnel have been appointed. Offices in both Beijing, China, and Perth, Western Australia have been established and are now working closely together.

Magnetite is a ferromagnetic form of iron ore. It is low in iron content and needs to be processed further into concentrate or pellets, which can then be used as raw material in the steel manufacturing process. The estimated conversion ratio of magnetite ore to concentrate/pellet is 3.4 to 1 for the Cape Preston Iron Ore Project. This translates into an annual production of concentrate of 12 million tonnes over an expected mine life of 25 years.

Despite the requirement for processing, the ore body of this project is attractive as it is near the surface and with low variability. In addition, the project is located within close proximity to a natural gas supply line and will be just 25 km from a planned port. Therefore a rail line and train unloading facilities are not required and this should reduce the cost. A slurry pipeline will be built to transport the concentrate. The project will also benefit from China's position as the world leader in magnetite ore processing technology.

In January 2007, CITIC Pacific signed a general construction contract for US$1.1 billion with the China Metallurgical Group Corp. ('MCC') under which MCC is responsible for the project's infrastructure development. This will include the design, construction and installation of the primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities. It also includes procurement of certain mining equipment. Other infrastructure such as a dedicated power station and a desalination plant will be negotiated separately. Based in Beijing, MCC is a construction company that has extensive experience and expertise in similarly large scale iron ore projects in China, Brazil, Iran and Venezuela. MCC has already established an office in Australia.

The success of this project will bring significant economic benefits to CITIC Pacific's special steel business – ensuring a stable supply of this essential raw material, and also, providing a natural hedge to the Group's overall profitability.



Exploration drilling at the Cape Preston Iron Ore Project, Pilbara area of Western Australia

Property

CITIC Pacific, with its experience and expertise in building and managing properties, is increasingly focusing its effort on mainland China where the Group has a large high quality land bank.

The New Westgate Garden



HK$ million	2006	2005
Turnover	**8,320**	1,409
Contribution	**2,035**	1,106
Proportion of total contribution	**25%**	28%
Net assets	**20,299**	21,766
Capital expenditure	**2,873**	2,526

Over the past few years, CITIC Pacific has been increasingly focusing on developing properties in mainland China. The Group's property team has extensive experience in building and managing medium and large-scale residential, commercial and hotel projects. CITIC Pacific has a large quality land bank mainly in Shanghai, major secondary cities of the Yangtze Delta area and on Hainan Island.

At the end of February 2007, the Group has approximately 7.8 million square metres of land that can be developed into about 3.3 million square metres of gross floor area over the coming years. In addition, CITIC Pacific is also the prime developer for a site on Hainan Island.

Properties in mainland China

	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
Investment Property					
CITIC Square, Shanghai	Commercial	100%	14,500	109,000	Completed
Royal Pavilion, Shanghai	Serviced apartment	100%	8,800	35,000	Completed
The New Westgate Garden, Retail portion (Phase I), Shanghai	Retail	100%	32,900	16,000 (includes basement)	Completed
Development Property					
New Westgate Garden, Shanghai	Residential	100%			
Phase I			32,900	41,000*	Completed
Phase II			35,300	137,000	2011
Qingpu Residential Development, Shanghai	Residential, hotel, commercial	100%	617,500	438,000	2008 to 2011
Lu Jia Zui Financial District Project, Shanghai	Commercial, hotel, residential	49%	251,400	847,000	2010 to 2015
Jiang Dong District Ningbo, Zhejiang Province	Commercial	99.3%	39,500	98,000	2008 to 2009
Yangzhou, Jiangsu Province	Residential, commercial	100%	328,600	437,000	2008 to 2010
Jiangyin, Jiangsu Province	Residential, commercial	56%	87,200	140,000	2009 to 2010

continued on next page

Properties in mainland China *continued*

	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
Development Property					
Binhu District Wuxi, Jiangsu Province	Residential, commercial	70%	2,110,300	240,000 (Phase I)	In phases from 2008 onwards
Shenzhou Peninsula Wanning, Hainan Province	Hotel, retail, residential	80%–99.9%	4,280,400	919,000	In phases from 2008 onwards
Site at Sichuan Beilu Station of Metro Line No. 10, Hongkou, Shanghai	Commercial	90%	13,300	53,000	2010

* *On sale*

GFA = gross floor area i.e. the total area of permitted construction above ground

Shanghai

Shanghai Lu Jia Zui Financial District Project: This project occupies the last significant prime site in Pudong on the south shore of Huangpu River. Once completed, the project will include commercial, residential, hotels and grade-A office buildings.

CITIC Pacific formed a joint venture with the China State Shipbuilding Corporation to develop the site. CITIC Pacific's interest in the joint venture is 49% and is responsible for managing the project.

The project site, previously used as a shipyard, is about 251,400 square metres and a total gross floor area of about 847,000 square metres is approved to be built. Development of the site will be in phases. Phase I (about 260,000 square metres) will have two landmark office towers, a hotel and serviced apartments. Design work for this phase is in progress while site preparation for the foundation work is underway. Subject to government approval of a building scheme, foundation work for this phase could begin as soon as the third quarter of 2007.

Qingpu Residential Project: Through the end of February 2007, CITIC Pacific had acquired a total of 617,500 square metres of land in the Qingpu District in the western part of Shanghai. This area will be developed into low density residential and commercial buildings with a gross floor area of approximately 438,000 square metres. The approval of the master planning design for the entire development was obtained in October 2006. Foundation work for Phase I (about 10,100 square metres) has been completed, and construction is scheduled to begin in the second quarter of 2007.

The New Westgate Garden residential project is located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance of a future subway station of the new Metro Line 8.



Shanghai Lui Jia Zui Financial District Project

Phase I (gross floor area of 127,000 square metres) was completed in June 2006, and, through the end of February 2007, 68% of the residential units had been sold. Phase II will commence after the remaining site is cleared.

Once completed, this project, with a gross floor area of approximately 264,000 square metres, will include residential towers, a multi-storey commercial complex with retail shops, and a basement car park.

Sichuan Beilu Station of Metro Line No. 10, located in Hongkou District, is situated above the Sichuan Beilu Metro Station currently under construction. The development has an area of about 13,300 square metres and will be an office and retail complex with a gross floor area of about 53,000 square metres.

CITIC Pacific and Shanghai Shentong Metro Assets Management Co. jointly acquired the site in January 2007. The design of this property will take advantage of the pedestrian flow generated by the Sichuan Beilu Metro Station. Preliminary design is underway, and completion of the development is planned for 2010, which should coincide with the operational launch of Metro Line No.10.

CITIC Square, 100% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu. It has an occupancy rate of 100% and rentals have been rising steadily.

Royal Pavilion, 100% owned by CITIC Pacific, is a luxury serviced apartment with 86% occupancy and stable rental income.

Other Cities

In **Ningbo**, Zhejiang Province, CITIC Pacific is building a commercial office and retail project with a total gross floor area of approximately 98,000 square metres. Construction of the superstructure began in March 2007, and completion is expected in 2008–2009.

In **Yangzhou**, Jiangsu Province, CITIC Pacific has 328,600 square metres for the development of a residential and commercial project with a gross floor area of 437,000 square metres. Construction of the Phase I (about 98,000 square metres) superstructure is scheduled to begin in the second quarter of 2007.

In **Jiangyin**, Jiangsu Province, CITIC Pacific and Wuxi Guolian Group are co-developing Jiangyin Xingcheng's old steel mill site in the eastern city centre into a residential and commercial property. The site is approximately 87,000 square metres with a gross floor area of about 140,000 square metres. Design work is in progress and site work is expected to begin in the second half of 2007.

In **Wuxi**, Jiangsu Province, CITIC Pacific and Wuxi Guolian Group have formed a joint venture company to develop a residential and commercial property in the Binhu District. The site, with an area of about 2,110,000 square metres, is located in front of scenic Taihu Lake, and is within 15–20 minutes driving distance from the city centre. The project will be developed in phases. Construction work for Phase I (about 240,000 square metres) is scheduled to begin in the second half of 2007. Site formation work is in progress.

In **Hainan** Province, a resort type real estate project in **Shenzhou Peninsula**, Wanning City is progressing well. The site has a planning area of 38 square kilometres, with four south facing beaches and eight kilometres of scenic coastline. About 16 square kilometres can be developed into a world class resort. As part of a new express railway line along the east coast of Hainan connecting cities of Haikou and Sanya, a railway station will be built in Wanning City which is about five to six kilometres from the Shenzhou Peninsula site. This new express railway line, constructed by the Hainan government with a completion target of 2010, will greatly improve the accessibility of the Shenzhou Peninsula site from Hainan's international airports in Haikou and Sanya.

CITIC Pacific, as the prime developer, is responsible for the overall planning, design, and infrastructure.

Government approval for the conceptual master plan for the whole 38 square kilometres and the detailed master plan for 15 square kilometres were obtained.

Through the end of February 2007, CITIC Pacific had acquired 4.28 square kilometres of land. Design work for Phase I, which consists of hotels, retail space and golf courses, is in progress with site work set to begin in the second half of 2007.

Hong Kong

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its launch in 1973, Discovery Bay has become a fully integrated, self-contained suburban multinational residential community. Situated on the northeastern shore of Lantau Island, and adjacent to the Disney Theme Park, Discovery Bay is endowed with open space. Recreational and leisure facilities include a private beach, central park, scenic promenade, golf courses, and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay. It has a gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). Occupation permit for Chianti (Phase 13), which has a gross floor area of 50,000 square metres, was obtained in April 2006. Sales began in March 2006. Through the end of February 2007, 239 units out of 530 had been sold.

A hotel development of 25,000 square metres of gross floor area at the northern part of Discovery Bay is being planned with construction scheduled to begin in the second quarter of 2007.

CITIC Tower, 40% owned by CITIC Pacific, which serves as the Group's headquarters, is a landmark on the Hong Kong waterfront. It includes 52,200 square metres of offices, retail shops and restaurants. The building is currently 91% occupied. Rentals improved substantially in 2006.

The robust Hong Kong economy has led to an improvement in rentals of CITIC Pacific's other investment properties in 2006.

Properties in Hong Kong

	usage	ownership	approx. GFA (sq. metre)
Investment Property			
CITIC Tower	Commercial	40%	52,000
DCH Commercial Centre	Commercial	100%	36,000
Wyler Centre	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre	Industrial	100%	30,000
Others	Various	100%	50,000
Development Property			
Discovery Bay	Residential township	50%	261,000
including Chianti (Phase 13)			50,000

Aviation

	location	ownership
Cathay Pacific	Hong Kong	17.5%
HACTL	Hong Kong	10%
Air China Cargo	Beijing	25%

HK$ million	**2006**	2005
Cathay Pacific	**941**	911
HACTL	**112**	103
Air China Cargo	**(1)**	44
Aviation restructuring	**2,236**	–
Contribution	**3,288**	1,058
Proportion of total contribution	**41%**	27%
Net assets	**9,843**	12,397

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong providing top quality services to 104 destinations around the world. Together with its subsidiaries Dragonair and Air Hong Kong, the Group serves more than 120 destinations with a fleet of 149 aircraft.

In September 2006, Air China, CNAC, Cathay Pacific, CITIC Pacific and Swire Pacific concluded the much anticipated restructuring of the Hong Kong aviation industry. As a result, Dragonair is now a wholly owned subsidiary of Cathay Pacific. CITIC Pacific's interest in the enlarged group has been reduced to 17.5%. The restructuring created one of the strongest airline groups in the world and strengthened Hong Kong and Beijing as twin aviation hubs in the Asia Pacific region. It also provides Cathay Pacific customers access to the world's fastest growing aviation market in China, strengthening Cathay's ability to compete globally.

Cathay Pacific achieved record volume in both passenger numbers and freight volume in 2006. Passengers increased by 8% to 16.7 million. Freight volume increased by 7% to 1.2 million tonnes.

HACTL (www.hactl.com) operates SuperTerminal 1, the largest air cargo terminal in the world. In 2006, it set a new record with total cargo tonnage of 2.6 million tonnes, a 5.3% increase from 2005.

SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum.

Air China Cargo Co., a joint venture in which CITIC Pacific has a 25% interest, handles all of Air China's international and domestic cargo and related ground service businesses. Total freight volume in 2006 was 817,178 tonnes, an increase of 15% from 2005. At the end of 2006, the Company employed nine freighter planes and used the belly space in Air China's 196 passenger planes to carry cargo.

Power Generation

in HK$ million	**2006**	2005
Contribution	**268**	368
Proportion of total contribution	**3%**	9%
Net assets	**6,244**	5,652

In 2006, CITIC Pacific owned a total attributable capacity of 4,800MW, an increase of 50% from 2005 due to the commissioning of **Ligang Phase III** (2 x 600MW) and **Zhengzhou Phase III** (2 x 200MW) at the end of the year.

Total electricity generated in 2006 by all power plants in which CITIC Pacific had an interest was 84 billion kwh, an increase of 10.5% compared with 2005. The increase was due principally to an increase at North United Power. Utilisation rates at most plants experienced a decline as new capacity was added in most regions in China. However, even at reduced utilization levels, most plants operated above their designed utilisation rates.

During 2006, the price of coal increased modestly over 2005. Tariff increases implemented in early July brought much needed relief to power producers. In addition, management at our plants paid much attention to sourcing better quality coal which in turn lowered standard coal prices at most plants. As a result, performance improved and profitability increased compared with last year.

CITIC Pacific's attributable capacity



MW
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Ligang Phase IV
North United Power
02
03
04
05
06
07
Attributable Forecast

The reported lower contribution is a result of an impairment loss on Jilin Power Station which CITIC Pacific sold in the second half of 2006 and a loss arising from the share reform of an A-share company within North United Power.

Ligang Phase IV (2 x 600MW) is progressing on schedule with completion targeted for the second half of 2007.

CITIC Pacific's total attributable generation capacity will reach 6,161MW by the end of 2007.

Our team of power professionals continues to work to ensure a stable supply of coal and to improve the efficiency of our plants.

Operational statistics of CITIC Pacific's power plants

power plant	location (province)	installed capacity (MW)	% ownership	type	utilisation hours	electricity generated 2006 (m kWh)	electricity generated 2005 (m kWh)	electricity generated % change	heat generated 2006 (kGJ)	heat generated 2005 (kGJ)	heat generated % change
Ligang	Jiangsu			Coal fired							
I & II		1,440*	65		5,600	8,064	8,510	-5	NA	NA	NA
III		1,200	71.4		Operation began in late 2006						
Hanfeng	Hebei	1,320	15	Coal fired	6,009	7,931	8,552	-7	NA	NA	NA
Huaibei	Anhui	600	12.5	Coal fired	5,044	3,026	3,671	-18	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	4,761	595	671	-11	NA	NA	NA
North United	Inner Mongolia	9,988	20	Coal fired	6,490	57,834	47,091	23	43,268	39,417	10
Zhengzhou	Henan			Co-generation							
I & II		600	50		5,546	3,328	3,424	-3	5,082	5,230	-3
III		400	50		Operation began in late 2006						
Hohhot	Inner Mongolia	400	35	Co-generation	6,853	2,741	2,891	-5	2,078	2,129	-2
Weihai	Shandong	36	49	Co-generation	4,317	155	161	-4	3,592	3,323	28
Chenming	Shandong	24	49	Co-generation	7,608	183	194	-6	3,275	3,434	-5

** Additional 40MW were added to Ligang Phase II at the beginning of July 2006*

Civil Infrastructure

	location	ownership	franchise till
Eastern Harbour Tunnel	Hong Kong		
Road		71%	2016
Rail		50%	2008
Western Harbour Tunnel	Hong Kong	35%	2023
Four waste treatment facilities	Hong Kong	20 – 50%	–
Laogang Phase IV Landfill	Shanghai	30%	–

in HK$ million	**2006**	2005
Contribution	**469**	413
Proportion of total contribution	**6%**	10%
Net assets	**2,533**	2,351


Western Harbour Tunnel
Cross Harbour Tunnel
Eastern Harbour Tunnel

The **Eastern Harbour Tunnel** (www.easternharbourtunnel.com.hk) registered an average daily traffic of 61,010 vehicles, a 4.5% decline from 2005.

The **Western Harbour Tunnel** (www.westernharbourtunnel.com) is a key section of the Route 3 highway linking Hong Kong Island with mainland China and Chek Lap Kok Airport. Average daily traffic in 2006 was 44,373 vehicles, an increase of 7.7% over 2005.

CITIC Pacific has a 35% interest in the company that manages the Cross Harbour Tunnel under contract from the government.

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes daily waste processing capacity, and a landfill site with a 43 million cubic metre capacity. In 2006, a total of 3.1 million tonnes of waste was processed.

In Shanghai, CITIC Pacific has an interest in Phase IV of the Laogang Municipal Waste Landfill. A total of 1.8 million tonnes of municipal waste was processed in 2006.

Marketing and Distribution

	location	ownership
Dah Chong Hong	Hong Kong	100%
Sims Trading	Hong Kong	100%

in HK$ million	**2006**	2005
Turnover	**13,222**	10,984
Contribution	**275**	232
Proportion of total contribution	**3%**	6%
Net assets	**4,012**	3,636

Motor Vehicle Trading

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products. It has operations in Hong Kong and mainland China, as well as businesses in Japan, Singapore and Canada.

in HK$ million	**2006**	2005
Turnover	**7,738**	5,559
Contribution	**199**	146

Hong Kong Motor Vehicle Sales

With 30% market share in 2006, Dah Chong Hong is one of the largest distributors of motor vehicles in the territory. It distributes a wide range of vehicles:

type	brands
Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen
Commercial vehicles	Isuzu, MAN, Nissan, UD Nissan Diesel

Dah Chong Hong vehicle sales in Hong Kong



Units
9,673
2,489
7,184
02
7,005
2,310
4,695
03
8,470
2,931
5,539
04
9,439
2,938
6,501
05
9,712
2,831
6,881
06
Passenger
Commercial

In 2006, Dah Chong Hong's market share increased by 1.2 percentage points, despite an overall decline of 2% in the Hong Kong market for motor vehicles.

In addition to car sales, DCH Motor is engaged in after-sales service and inspection centre operations, parts retail and distribution, leasing, used-car sales, fleet management, and aviation ground support services. The Dah Chong Hong Motor Service Centre in Kowloon Bay is the largest of its type in Hong Kong.

Mainland China Motor Vehicle Sales

Dah Chong Hong distributes imported and domestically manufactured vehicles through local partners. Unlike Hong Kong, most distributorships are not exclusive in the Chinese domestic market.

type	brands (Dah Chong Hong & partners)	
Passenger cars	Imports:	Bentley, Nissan, Opel, Renault
	Domestic:	Beijing Hyundai, Dongfeng Honda, Dongfeng Nissan, FAW Toyota, Dongfeng Yuda Kia, FAW Audi, FAW Mazda, Guangzhou Honda, Haima, SGM
Commercial vehicles	Imports:	Isuzu, Iveco, MAN
	Domestic:	Naveco, Qingling

Dah Chong Hong vehicle sales in mainland China



Units
13,740
4,306
9,434
02
14,103
7,932
6,171
03
12,527
4,902
7,625
04
9,409
1,655
7,754
05
17,528
2,885
14,643
06
Passenger Car
Commercial Vehicle

China's motor vehicle market grew by 25% in 2006, with sales of over seven million vehicles. The passenger car market grew 30% year-on-year with sales of over five million units. Dah Chong Hong sales increased 86% over 2005. This significant increase was due to expansion of its sales and marketing network as well as to the resumption of its Isuzu import business. During the year, Dah Chong Hong successfully secured six dealerships, raising the total number of vehicle dealerships in mainland China to 24. Among the additions were Mercedes-Benz, FAW Audi, FAW Mazda and Dongfeng Honda.

China's vehicle market has experienced tremendous growth and Dah Chong Hong is committed to the long-term opportunities in China. In the near term however, the market will become increasingly competitive and challenging. With an established network and over 50 years of expertise, Dah Chong Hong is well positioned to cope with the market changes and challenges of the years ahead.

Non-Motor Trading

in HK$ million	**2006**	2005
Turnover	**5,484**	5,425
Contribution	**76**	86

The non-motor trading business includes Dah Chong Hong and Sims. **Dah Chong Hong** distributes in Hong Kong, Macau and mainland China a wide range of consumer and commodity food products including frozen meat, rice, edible oils, and Chinese foodstuffs; as well as cosmetics, home electrical appliances, and audio visual equipment.

Sims specializes in the distribution of branded fast moving consumer goods, including food, beverage, household, and healthcare products for the retail and catering markets. Some of the brands represented by Sims are Pocari Sweat, Ovaltine, Almond Roca, Barilla, and Heinz for the Hong Kong market; and Ferrero, Pringles, Wyeth, Almond Roca, Smirnoff, Guinness, and Bailey's for the domestic Chinese market. Sims also provides third party logistics services to major companies such as 7-Eleven, Heineken, Pizza Hut, Wynn Casino & Resort, Walmart, Unilever, and Lee Kum Kee.

Hong Kong and Macau: Dah Chong Hong's diversified product portfolio enables it to mitigate business risks. In 2006, animal disease had an adverse impact on its food trading business. Yet in its business selling Shiseido cosmetics, it was able to capitalize on a demand surge due to a rebound in the local economy as well as to an expansion of its distribution network. These factors resulted in record performance in both turnover and profits.

Sims also had an encouraging year in 2006. Its logistics services section won the Hong Kong Trade Development Council's 'Hong Kong Logistics Award 2006' and the Global Institute of Logistics' '2006 Best Regional Third Party Logistics Company'. In Macau, Sims is the biggest logistics services provider for Wynn Casino & Resort, and is providing services to a growing number of hotels and casinos.

Mainland China: In 2006, Dah Chong Hong and Sims made significant progress in the transition from just distribution to providing higher value-added services. A joint venture between Sims and Otsuka of Japan for the production of Pocari Sweat for domestic and export sales began operation in Southern China in July 2006. An edible oil storage and processing plant in Xinhui began operations in the same month. In terms of logistics, Sims' bonded and non-bonded warehousing, re-packing, customs clearance, and cargo forwarding establishments in Xinhui began full operations in late 2006 providing a one-stop total supply chain management ('SCM') solution to its principals and third-party customers. The Pearl River delta remains the key region for the further development of Dah Chong Hong and Sims' SCM initiatives but in time will extend to nationwide coverage by linking with the mature operations in Shanghai and Beijing.

Communications

	location	ownership
CITIC 1616	Hong Kong	100%
CPCNet	Hong Kong	100%
CITIC Guoan	Beijing	50%
CTM (Macau Telecom)	Macau	20%

in HK$ million	**2006**	2005
Turnover	**1,731**	1,219
Contribution	**367**	(31)
Proportion of total contribution	**5%**	(1)%
Net assets	**2,557**	2,218

CITIC 1616 (www.citic1616.com) is a leading telecom hub based provider in Asia, interconnected to about 240 international telecom and mobile carriers in approximately 50 countries/areas. Over 77% of its traffic is inbound to and outbound from mainland China. In January 2007, the Company applied for a listing on the Hong Kong Stock Exchange, which was approved in March.

Companhia de Telecomunicacoes de Macau ('CTM'), 20% owned by CITIC Pacific, is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR.

CITIC Guoan's primary business is its 41.6% interest in CITIC Guoan Information Industry Co., Ltd. ('Guoan Information'), a Shenzhen Stock Exchange A-share listed company. Guoan Information operates cable TV networks in 18 cities and one province in mainland China with over 6 million subscribers. Guoan Information also has interests in systems integration, software development, hotel management, salt lake consolidated resources developement and property development.

CPCNet Hong Kong (www.cpcnet.com) provides Internet services to corporate customers in the Greater China area.

Financial Review

Introduction

CITIC Pacific's 2006 Annual Report includes a letter from the Chairman to shareholders, the final accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 74 to 82 of the Annual Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 83 to 134 of the Annual Report, are Notes that further explain certain figures presented in the statements.

On pages 135 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent audit of CITIC Pacific's Annual Accounts.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2006 was HK$8,272 million, an increase of 107% compared with HK$3,989 million in 2005. The reasons for the increase in profit are described below.



HK$ million
3,835
1,148
3,534
3,989
8,272
02
03
04
05
06

Business Segments Contribution

The Contribution (Note) made by major business segments in 2006, compared with 2005, were:

HK$ million	actual 2006	2005	change 2006 – 2005
Special Steel	**1,333**	808	525
Property	**2,035**	1,106	929
Aviation	**3,288**	1,058	2,230
Power Generation	**268**	368	(100)
Civil Infrastructure	**469**	413	56
Marketing & Distribution	**275**	232	43
Communications	**367**	(31)	398
Fair Value change of Investment Properties	***1,077***	*755*	*322*

Note: Please refer to Definition of Terms on Page 140.

Compared the contribution for the year 2006 with last year:

- Special Steel: Turnover of Special Steel increased from HK$12 billion in 2005 to HK$15 billion in 2006. Contribution increased significantly due to continuing good performance of Jiangyin Steel Plant and Xin Yegang Steel Plant including the contribution from Daye Special Steel which was acquired in November 2005. Shijiazhuang Steel Plant acquired during the year contributed HK$119 million.
- Property: Excluding the revaluation surplus of investment properties in both year, contribution increased by 84% mainly due to the profit from the sale of 50% interest in Festival Walk, and profit recognized on completion of Shanghai Westgate Garden and Chianti at Discovery Bay in 2006. In 2005, there were also profits from the sales of properties including a piece of land at Hung Shui Kui in the New Territories. Excluding the effect due to the disposal of Festival Walk, rental income recorded good growth.
- Aviation: Cathay Pacific reported 24% increase in net profit for the year. Despite the fact the Group reduced its shareholding in Cathay Pacific from 25.4% to 17.5% and disposed all of its 28.5% interest in Dragonair during the year in connection with the restructuring of aviation business, recurring contribution in 2006 almost levelled that of 2005. In addition, profit of HK$2.2 billion was recognised from the restructuring of aviation business.
- Power Generation: Excluding the impairment loss of HK$152 million of Jilin Power Station and a loss of HK$56 million arose from the share reform plan of a mainland listed company under North United Power Group, contribution increased by 29% in 2006.
- Civil Infrastructure: Contribution from both vehicular tunnels increased. Toll charges of Eastern Harbour Tunnel have been increased since May 2005.

- Marketing & Distribution: Turnover increased by 20% to HK$13 billion in 2006 with contribution increased by 19%. The contribution from motor business in both Hong Kong and the PRC improved. The performance of non-motor businesses during the year was affected by the challenging market and project development costs.

- Communications: Profit of CITIC 1616's telecom operations increased by 93% in 2006 but was partly offset by the costs of the Group's other developing businesses. The result of CTM was relatively stable. A profit of approximately HK$170 million arose from the share placement by Guoan Information in 2006. There was a loss of approximately HK$190 million in 2005 as a result of Guoan Information's share reform plan.

- Fair value change of investment properties: Increase in fair value of investment properties as a result of a revaluation reflecting the current market condition.

Contribution



HK$ million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Special Steel
Property
Aviation
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications
Fair Value Change of Investment Properties
2005
2006

Page 92 of the Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.


Contribution %
Assets at Book Value %
4%
26%
70%
25%
75%
2%
38%
60%
6%
52%
42%
2005
2006
2005
2006
For the year ended 31 December
As at 31 December
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised decreased from HK$596 million to HK$590 million mainly due to the increase in capitalised interest related mainly to various PRC property projects while weighted amount of borrowings increased. The weighted average cost of debt in 2006 was 5.2% compared to 4.3% last year.

Taxation

Taxation increased from HK$345 million in 2005 to HK$644 million in 2006 mainly due to increased profit from PRC operations.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

Earnings per Share

Earnings per Share was HK$3.77 for 2006, an increase of 107% compared with HK$1.82 in 2005. The increases in Earnings per Share was mainly attributable to the increase in profit as the number of shares outstanding in the two years was substantially the same.


HK$
1.75
0.52
1.61
1.82
3.77
02
03
04
05
06

Shareholders' Funds per Share

Shareholders' Funds per share at 31 December 2006 was HK$21.2. The increase was due to profit during the year less dividend paid.


HK$
19.1
17.3
16.8
17.8
21.2
02
03
04
05
06

Dividend per Share

A final dividend of HK$0.8 per share and a special dividend – final of HK$0.3 are proposed for 2006.


HK$
2.00
1.00
0.70
0.30
1.00
0.70
0.30
1.10
0.80
0.30
1.10
0.80
0.30
1.70
0.30
0.30
0.80
0.30
02
03
04
05
06
Special Dividend – Final
Special Dividend – Interim
Final Dividend
Interim Dividend

Turnover

Turnover in 2006 increased substantially compared to last year mainly attributable to the followings:

- Special Steel turnover increased by 26% mainly due to turnover of Daye Special Steel which was only acquired in November 2005.
- The proceeds on disposal of 50% interest in Festival Walk amounted to approximately HK$6.1 billion.
- The proceeds on disposal of Dragonair and Cathay Pacific related to the restructuring of aviation business amounted to HK$7.7 billion.
- Marketing & Distribution turnover increased by 20% mainly due to increased sales in mainland China particularly for the motor business.


HK$ billion
50
40
30
20
10
0
02
03
04
05
06
Special Steel
Property
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications & Others
Sale of Businesses

Capital Expenditure

The acquisition of Shijiazhuang Steel Plant at HK$1.3 billion was completed in July 2006. Jiangyin Steel Plants, Xin Yegang Steel and Daye Special Steel made significant investment in their production facilities during the year. Further HK$0.7 billion investment in Jiangyin Phase II was made in 2006.

The property development projects in the Mainland, including Shanghai Lu Jaizui New Financial District project, Qingpu, Ningbo and Yangzhou, are continuing. The first phase of New Westgate Garden was completed in the first half of 2006.

A mining right of magnetite iron ore in Western Australia was acquired in 2006 at US$215 million and the development is still at the initial stage.

Further capital contribution was made to Zhengzhou Power during the year. The construction of the new power generators, Ligang Power III and Zhengzhou Power III, had been completed and commenced operations before the year end.

Others of 2006 includes investment in the listed shares of Industrial and Commercial Bank and China Coal Energy. The Group also invested in China Shenhua Energy in 2005.

HK$ million	**2006**	2005
Special Steel	**3,674**	2,063
Iron Ore Mining	**1,754**	–
Property	**2,873**	2,526
Power Generation	**197**	1,518
Civil Infrastructure	**196**	225
Marketing & Distribution	**294**	200
Communications	**170**	134
Others	**1,004**	554

Treasury Policy and Risk Management

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and thus the RMB exchange swap market is not readily available or efficient at this time. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December 2006, around HK$35 billion or 52% of the Group's total assets were based in mainland China (2005: HK$23 billion, or 38%).

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. CITIC Pacific entered into foreign currency forward contracts to minimise potential exposure to US dollar denominated debt principal and interest payments. As at 31 December 2006, such contracts outstanding amounted to US$747 million (2005: US$641 million). In addition, foreign exchange forward contracts were employed by our trading business to hedge currency fluctuations. As at 31 December 2006, such contracts outstanding amounted to HK$707 million (2005: HK$657 million).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

The Group uses interest rate swaps, forward rate agreements, interest rate option contracts and other instruments to hedge exposures or to modify the interest rate characteristics of its borrowings. As at 31 December 2006, CITIC Pacific had outstanding interest rate swap / forward rate contracts with a notional amount of HK$11.1 billion. After the swaps, HK$7.4 billion or 40% of the Group's total borrowings were effectively paying fixed rate and the remaining were effectively paying floating rate of interest. During the current interest cycle, the US Federal Reserve increased interest rate 17 times from 1% in June 2004 to 5.25% as at end of June 2006 and since then, the Fed maintained the Fed funds rate unchanged. Due to active hedging program, the Group's cost of borrowings increased at a slower pace relative to the market rate of increase. For the year ended 31 December 2006, the Group's overall weighted average all-in cost of borrowings (including fees and hedging costs) was about 5.2%, compared with 4.3% for the last year.

Employment of Derivative Products

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Following the adoption of HKAS 32 and HKAS 39 as described under 'Significant accounting policies', all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management strategies, may not qualify for hedge accounting treatment under the specific rules of the accounting standards. The changes in the fair value of such kind of derivative transactions are recognised in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the price quotations obtained from major financial institutions or the Group's own calculation where applicable.

Cash Flow

By design, majority of the Group's debt is raised at the holding company level (except for project based financing or arrangement limited by regulation such as RMB borrowings). As such, the actual net amount of cash flow from each business to the Group is an important indicator as to the Group's ability to service its debts. Following is a summary of cash contributions by each business segment in the year 2006 compared to the year 2005:

HK$ million	**2006**	2005
Special Steel	**500**	143
Property	**7,821**	1,996
Aviation	**5,975**	767
Power Generation	**213**	449
Civil Infrastructure	**476**	407
Marketing & Distribution	**57**	256
Communications	**347**	413
Others	**79**	57
Total	**15,468**	4,488

For the year ended 31 December 2006, the Group's cash flow was very strong. Special Steel sector contributed higher cash flow as prior years retained profits were distributed during the year. Property sector continued to generate strong cash flow from both recurring rental income and property sale. In addition, disposal of 50% interest in Festival Walk also contributed HK$6.1 billion. Cash contribution from Aviation sector was stable. In addition, HK$5.2 billion was received from aviation restructuring. Cash contribution from Power Generation sector decreased as the 2005 final dividend declared by Ligang Power Station was retained for reinvestment in Ligang Phase IV. Civil Infrastructure sector also contributed higher cash flow mainly attributable to the strong performance of tunnel operations. Cash contribution to the Group from Marketing & Distribution decreased for the year as cash generated from operations was utilised by the business unit to invest in new project.

Summary of Consolidated Cash Flow Statement

HK$ million	**2006**	2005
Net Cash generated from / (invested in) consolidated activities	**4,302**	2,063
jointly controlled entities	**220**	(59)
associated companies	**1,132**	1,504
other financial assets	**11**	1
Sale of business interests and marketable securities	**12,313**	481
Capital expenditure and investment in new businesses	**(9,451)**	(5,971)
Tax	**(315)**	(227)
Net interest paid	**(751)**	(601)
	7,461	(2,809)
Dividends paid	**(3,072)**	(2,412)
(Decrease) / Increase in borrowings	**(3,376)**	5,330
Repurchase of shares	**(35)**	–
Share options exercised	**87**	16
	(6,396)	2,934
Increase in cash and cash equivalents	**1,065**	125

Cash Flow from Operations


HK$ billion
15
10
5
0
02
03
04
05
06
Special Steel
Property
Aviation
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications & Others
Sale of Businesses

Cash Flow per Share


HK$
4.6
1.1
3.5
4.0
2.8
1.2
1.7
0.1
1.6
2.1
0.1
2.0
7.0
2.3
4.7
02
03
04
05
06
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Group Debt and Liquidity

The financial position of the Group as at 31 December 2006, as compared to 31 December 2005, is summarised as follows:

HK$ million	**2006**	2005
Total debt	**18,293**	21,218
Cash and bank deposits	**3,679**	2,579
Net debt	**14,614**	18,639

The original denomination of the Group's borrowings as well as cash and deposit balances by currencies as at 31 December 2006 is summarised as follows:

	denomination					
HK$ million equivalent	HK$	US$	Renminbi	Yen	other	total
Total debt in original currency	8,147	5,348	3,684	1,016	98	18,293
Total debt after hedging	13,901	0	3,684	610	98	18,293
Cash and bank deposits	162	1,021	2,269	112	115	3,679
Net debt / (cash) after hedging	13,739	(1,021)	1,415	498	(17)	14,614

Leverage

Net debt divided by total capital was 24% at 31 December 2006 compared with 32% at the end of 2005.



HK$ billion
70
60
50
40
30
20
10
0
32%
25%
24%
14%
12%
02
03
04
05
06
Total Capital
Net Debt / Total Capital %
Net Debt

Total Debt

Total debt decreased mainly due to strong cash flow. As at 31 December 2006, outstanding loans maturing within one year amounted to HK$1.7 billion or 9% of the total debt. On the other hand, the Group had cash and deposits with banks of HK$3.7 billion on that date.

For the year ended 31 December 2006, the Group's average borrowing costs was about 5.2% compared with 4.3% for the last year. For the description on the Group's average borrowing costs, please refer to 'Interest Rate Exposure'.



HK$ billion
25
20
15
10
5
0
4.6%
4.6%
3.4%
4.3%
5.2%
02
03
04
05
06
After fifth year
In the third to fifth year inclusive
In the second year
In the first year
Average borrowing costs

As described under 'Interest Rate Exposure', the Group maintains a suitable mixture of fixed and floating rate base in order to stabilise interest costs. As at 31 December 2006, 40% of the Group's total debt was effectively paying fixed rate of interest.



USD
42%
58%
HKD
60%
40%
All Currencies
40%
60%
Fixed
Floating

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2007	2008	2009	2010	2011	2012 and beyond	total	percentage
Parent Company	27	8	624	3,052	3,510[1]	6,294[2]	13,515	74%
Subsidiaries	1,662	1,351	958	249	558	0	4,778	26%
Total Maturing Debt	1,689	1,359	1,582	3,301	4,068	6,294	18,293	100%

1. Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.

2. Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.

Outstanding Debt by Maturity


9%
7%
9%
18%
23%
34%

As at 31 December 2006

■ 2007 □ 2008 ■ 2009 □ 2010
□ 2011 □ 2012 & Beyond

Outstanding Debt by Type


6%
21%
73%

As at 31 December 2006

□ Term Loan □ Bond □ Money Market

	2006	2005
Weighted average term of debt	**5.2 years**	4.0 years

Analysis on the Group's Financial Obligations

category	description	2006 *HK$ million*	2005 *HK$ million*
Borrowings of Holding Company	Include bond and notes issued by wholly owned special purposes vehicles.	**13,515**	16,813
Borrowings of Subsidiaries	Mainly related to the RMB borrowings of steel subsidiaries and Dah Chong Hong. According to PRC regulations, RMB borrowings must be raised at the operating subsidiary level.	**4,778**	4,405
Borrowings of Jointly Controlled Entities and Associated Companies	Share of net debt of jointly controlled entities and associated companies. All the debts are non-recourse to the Company and its subsidiaries.	**16,465**	14,131

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as at 31 December 2006 which, under Hong Kong generally accepted accounting standards, are not consolidated into the Group's accounts.

Business Sector *HK$ million*	total net debt/ (cash)	proportion of net debt/(cash) attributable to CITIC Pacific
Special Steel	2,404	1,923
Property	(98)	(38)
Aviation	17,178	3,065
Power Generation	34,930	9,081
Civil Infrastructure	2,035	694
Marketing & Distribution	1,101	487
Communications	1,891	946
Others	593	307
Total	60,034	16,465

The debt amounts shown in the above table were arranged by jointly controlled entities and associated companies without recourse to their shareholders. None of these debts is guaranteed by CITIC Pacific or its subsidiaries. Certain Group's investments, such as Discovery Bay, are 100% financed by their shareholders and do not have any external borrowings.

Available Sources of Financing

In addition to cash and deposits balance of HK$3.7 billion as at 31 December 2006, the Group had undrawn available loan facilities totaling HK$16.8 billion, of which HK$14.7 billion was in committed long term loans and HK$2.1 billion of money market lines. Besides, available trade facilities amounted to HK$2.2 billion. Borrowings by sources of financing as at 31 December 2006 is summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Term Loans	28,020	13,328	14,692
Global Bonds	3,510	3,510	0
Private Placement	406	406	0
Total Committed	31,936	17,244	14,692
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,134	1,027	2,107
Trade Facilities	2,766	591	2,175

Undrawn Available Committed Facilities by Maturity (Total HK$14.7 billion)


HK$ billion
0.1
0.9
5.9
7.8
2007
2008
2009 to 2011
2012 & beyond

As at 31 December 2006

Undrawn Available Facilities by Type (Total HK$19 billion)


11%
12%
77%

As at 31 December 2006

Term Loan Money Market Trade

In addition to the above summarised facilities, the Company established Cooperative Agreements with major PRC banks. Under such agreements, general credit limits have been granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2006, total of around RMB66 billion credit limit under such arrangements remained available, of which RMB30 billion have been specifically allocated to Iron Ore Mining, Special Steel, Hainan property projects, and various other projects in the mainland.

Financing Activities

During the year, CITIC Pacific successfully completed a HK$7.2 billion syndicated loan facility. In addition, newly established, renewed or extended bilateral loan facilities amounted to HK$4.1 billion. The Company also established cooperative agreements with 3 major PRC banks during the year. Under these agreements, substantial amount of credit limit have been made available to further support the Group's expansion strategy in the mainland.

Pledged Assets

As at 31 December 2006, subsidiaries' assets of HK$696 million (2005: HK$585 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Contingent Liabilities

Details of the Group's contingent liabilities as at 31 December 2006 was stated under Note 29 to the Accounts.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	actual 2006
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$49 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.37
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	1%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Interest Cover

EBITDA divided by interest expense for year ended 31 December 2006 was 20 compared to 11 in 2005, due to the 85% increase in EBITDA and a 1% decrease of interest expenses.



HK$ billion
14
12
10
8
6
4
2
0
12x
8x
15x
11x
20x
02
03
04
05
06
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Credit Ratings

The current long term credit ratings of the Company are Ba1 by Moody's Investor Service and BB+ by Standard & Poor's. For both ratings, the credit outlook is stable. The Group's new investments, which focus mainly in the areas where CITIC Pacific has greatest expertise, are expected to contribute significantly in both profit and cash flow to the Group in the coming years. The credit profile of the Group will be improved in due course. The Group's objective is to maintain its financial discipline when expanding its businesses.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve know and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Shareholders' funds	39,827	41,426	37,580	40,650	40,781	41,742	37,848	36,921	39,103	**46,510**
per share (HK$)	18.72	19.47	17.67	18.51	18.62	19.07	17.29	16.84	17.83	**21.18**
Debt										
Debt	23,302	22,075	18,563	15,709	14,639	9,267	10,528	14,580	21,218	**18,293**
Bank deposits	710	900	8,044	5,201	4,631	2,545	5,511	2,417	2,579	**3,679**
Net debt / total capital	36%	34%	22%	21%	20%	14%	12%	25%	32%	**24%**
Interest cover (times)	6	4	4	5	6	12	8	15	11	**20**
Capital employed	63,129	63,501	56,143	56,359	55,420	51,009	48,376	51,501	60,321	**64,803**
Property, plant and equipment	4,642	5,085	5,157	6,530	7,782	5,601	5,696	7,344	10,063	**10,593**
Investment properties	3,534	5,299	5,374	5,531	5,357	8,493	7,923	8,115	8,645	**9,604**
Properties under development	1,225	227	240	246	460	586	679	1,672	1,849	**2,712**
Leasehold land	1,055	1,135	1,123	1,102	1,076	1,094	1,194	1,596	1,618	**1,712**
Jointly controlled entities	859	831	1,396	2,019	2,365	3,582	4,085	7,852	10,583	**15,051**
Associated companies	38,682	38,732	20,859	23,497	22,704	22,183	22,584	21,439	23,300	**16,506**
Other financial assets	11,170	11,548	14,511	9,264	8,070	7,092	1,027	1,121	929	**2,819**
Stockmarket capitalisation	65,520	35,530	62,230	60,720	37,993	31,514	43,332	48,444	47,038	**58,952**
Number of shareholders	8,642	14,987	13,506	9,808	11,044	12,260	12,198	11,554	11,262	**10,433**
Staff	11,800	11,871	10,490	11,354	11,733	11,643	12,174	15,915	19,174	**23,822**

For the year (HK$ million)										
Net profit after tax										
Net profit after tax	7,195	2,622	2,729	3,283	2,084	3,835	1,148	3,534	3,989	**8,272**
per share (HK$)	3.37	1.23	1.28	1.49	0.95	1.75	0.52	1.61	1.82	**3.77**
Contribution by major businesses										
Special Steel	2	18	22	29	95	126	178	438	808	**1,333**
Property	1,581	264	734	414	625	886	355	559	1,106	**2,035**
Aviation	702	(11)	659	1,475	324	1,263	421	1,398	1,058	**3,288**
Power Generation	170	230	440	314	281	245	229	439	368	**268**
Civil Infrastructure	1,099	1,382	1,292	1,320	1,362	1,238	635	329	413	**469**
Marketing & Distribution	360	330	230	226	119	227	264	284	232	**275**
Communications	322	65	51	92	277	521	230	133	(31)	**367**
Consumer Credit	84	167	–	–	–	–	–	–	–	**–**
Fair value change of investment properties	–	–	–	–	–	–	(587)	181	755	**1,077**
EBITDA	5,706	4,739	4,763	5,238	3,921	5,691	3,126	5,666	6,412	**11,882**
Dividends per share (HK$)										
Regular	0.70	0.70	0.75	0.85	0.80	1.00	1.00	1.10	1.10	**1.10**
Special	0.30	–	2.00	–	–	1.00	–	–	–	**0.6**
Cover (times)	2.7	1.8	1.7	1.8	1.2	1.8	0.5	1.5	1.7	**3.4**

Note:

Prior years' figures have been restated to reflect the Group's adoption of Hong Kong Financial Reporting Standards except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Human Resources

As at the end of December 2006, the Group employed 23,822 staff (2005: 19,174) in its headquarters in Hong Kong, principal subsidiaries and joint venture companies. Employees working in the mainland of China increased to 19,720 (2005: 15,019) mainly because of the acquisition of Shijiazhuang Steel Mill. Those working in Hong Kong, however, slightly decreased to 3,846 (2005: 3,912), while with the newly established iron ore mining business in Australia, the number of employees in other countries increased to 256 (2005: 243).

The recovery of economy in Hong Kong continued in 2006. It has led to significant positive improvements in the employment environment motivating staff to operate effectively and efficiently to attain better level of performance.

Headcount by Major City



7000
6000
5000
4000
3000
2000
1000
0
Hong Kong
Beijing
Shanghai
Jiangyin
Wuxi
Huang Shi
Shijiazhuang
Guangzhou
Other China Cities
Other Countries
2005
2006

Headcount by Business Segment



16000
14000
12000
10000
8000
6000
4000
2000
0
Head Office
Civil Infrastructure
Communications
Power Generation
Marketing & Distribution
Property
Special Steel Manufacturing
Mining
Others
2005
2006

Human Resources Management

CITIC Pacific is an equal opportunity employer and adheres to non-discriminatory employment practices and procedures in recognizing and respecting individual's rights. Striving to administer a fair and consistent human resources management policy to the mutual benefit of its employees and the Group, it also upholds a high standard of business ethics and personal conduct of its employees. Every employee of the Group is required to strictly follow the Code of Conduct which covers the professional and technical standard of requirements in conducting business, and all heads of business units are charged with the responsibility of disseminating the Group's requirements to the people concerned. To ensure the proper enforcement of the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and competencies to develop, support and sustain the continued success of the Group. Employee's cash remuneration typically comprises a base salary and a variable compensation, mainly in the form of a performance-linked discretionary bonus which is based on the company's result and the individual's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in performance bonus, reflecting their contribution to the business outcomes and financial performance. Its compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. The replacement of the Group's many forms of guaranteed and fixed bonuses with performance-based variable compensation has been implemented effectively by having the top-performers adequately rewarded and the under-performers properly addressed. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive, as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

Remuneration Committee

The Remuneration Committee, established in August 2003, comprises three Non-Executive Directors, and two of whom are Independent Non-Executive Directors. The Committee is chaired by Mr Norman Ho and meets at least once a year.

The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option or other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 65 to 69. Total remuneration paid to directors was HK$213.7 million (2005: 109.7million) and further information on Directors' Emoluments can be found on page 97.

Retirement Benefits

For the Hong Kong employees, The CITIC Group Retirement Plan ("ORSO Plan") was replaced by The CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") in August 2003. While the new contributions are all made to the MPF Scheme, investments of the contributed benefits and vesting still continue under the ORSO Plan as a closed fund until the existing ORSO members cease their employment or have their vested benefits transferred out to the MPF Scheme no later than 1 August 2008. The Group has appointed HSBC Trustee (Hong Kong) Limited as Trustee of the ORSO Plan to ensure that the closed Plan is operated in accordance with provisions of the Trust Deed and Rules. HSBC Asset Management (Hong Kong) Limited and Fidelity Investment Management (Hong Kong) Limited are appointed as investment managers.

The CITIC Group offers two options of MPF Master Trust Schemes to its staff. The Schemes are Hang Seng Mandatory Provident Fund SuperTrust and Fidelity Retirement Master Trust. HSBC Provident Fund Trustee (Hong Kong) Limited and HSBC Institutional Trust Services (Asia) Limited are the appointed Trustee of the 2 Schemes respectively. Hang Seng MPF SuperTrust provides 5 fund choices to members and Fidelity Retirement Master Trust has expanded the fund range to 14 choices after adding 4 Multi-Managers Fund in February 2006 and the Asia Pacific Fund in July 2006.

As the MPF system has been in operation for more than five years, the Group has specially appointed Watson Wyatt, an independent consulting firm to conduct an overall review on their service quality as well as the investment performance of the two service providers. A summary report of the review was distributed to all staff members as reference for their fund choice.

Retirement benefits for employees in the mainland and other locations are based primarily on local mandatory requirements.

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by initiating their own learning and self-development plan with financial sponsorship by the Group. Seminars, courses by professional institutions and in-house training are also organized regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges public institutions to conduct customized talks on specific subjects such as new legislative issues, work place safety and updates on new technology.

With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories.

CITIC Pacific also believes in investing in the training and development of the younger members of the society. The Group has put in place various apprentice training programs in different industries of subsidiary companies. It also supports the local university's initiatives by providing internship opportunities in both Hong Kong and in the mainland China operations.

To support the business growth as well as to prepare for management succession, the Group has launched the "Management Trainee Program" by in-taking a pool of talented young graduates to undergo a structured training with intensive on-the-job coaching and professional management training courses.

Employee Opinion Survey

To enable continuous improvement in all aspects of operations by getting the input from staff of how they feel about the Group and their job, Watson Wyatt Hong Kong Limited was appointed to conduct an opinion survey independently and confidentially. With a high staff response rate, key results indicated that leadership and management effectiveness are the strengths in the Group as compared with the market norm, although attention may be required on work environment and communications.

In the Community

As in the past many years, the Group supports charitable work and the promotion of education, environment protection, sports, culture and the arts by sponsoring many activities in Hong Kong, the mainland and overseas. Most notably, the Group and its subsidiary companies have been long-term supporters of the Community Chest of Hong Kong by making donations and participating in their campaigns and fund raising activities. The Group has also continued to be one of the sponsors of the Hong Kong Arts Festival.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices to ensure they meet stakeholders' expectations, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

Throughout the year of 2006, CITIC Pacific has complied with all Code Provisions in the Code of Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have fully complied with the required standard set out in the Model Code throughout the year of 2006.

Board of Directors

The Board currently comprises eleven executive and seven non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out on pages 57 to 59). Independent non-executive directors are nearly one-quarter and the non-executive directors are about one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2006. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2006 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Carl Yung Ming Jie	4/4		
Mr Leslie Chang Li Hsien	4/4		
Mr Vernon Francis Moore	4/4		
Mr Li Shilin	2/4		
Mr Liu Jifu	4/4		
Mr Chau Chi Yin (appointed on 1st April 2006)	3/3		
Mr Milton Law Ming To (appointed on 1st April 2006)	3/3		
Mr Wang Ande (appointed on 1st April 2006)	3/3		
Mr Norman Yuen Kee Tong (resigned on 8th January 2007)	4/4		
Mr Yao Jinrong (resigned on 1st April 2006)	0/1		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	3/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	2/2
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		2/2
Non-executive Director			
Mr Willie Chang	4/4	3/4	2/2
Mr André Desmarais (Two of the meetings were attended by the alternate of Mr André Desmarais)	4/4		
Mr Chang Zhenming (appointed on 21st August 2006)	0/1		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently seven non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principle role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and senior management, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2006, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and senior management. No executive director has taken part in any discussion about his own remuneration. Its members comprise:

Mr Norman Ho Hau Chong – Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

Two meetings were held in 2006. All Committee members are non-executive directors and a majority including the Chairman are independent.

The fee for each individual director sitting on the Board is HK$150,000 per annum. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 per annum and HK$50,000 per annum respectively.

Details of CITIC Pacific's remuneration policies are set out in the Human Resources section on page 48. Directors' emoluments and retirement benefits are disclosed on pages 97 to 98. Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are disclosed on pages 65 to 69.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are experienced, high calibre individuals. During the year, appointment of Mr Chau Chi Yin, Mr Milton Law Ming To and Mr Wang Ande as new directors was put to the full Board for approval. They were re-elected by shareholders at the first annual general meeting after their appointment. Mr Chang Zhenming is a director appointed by the Board on 21st August 2006 and will be subject to re-election at the forthcoming annual general meeting.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$9 million (2005: HK$8 million), in addition approximately HK$3 million (2005: HK$1 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of recurring audit services of subsidiaries performed by other auditors amounted to approximately HK$9 million (2005: HK$8 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and a majority including the Chairman are independent. Its members comprise:

Mr Alexander Reid Hamilton - Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2006, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; reviewed the Group's adherence to the Code Provisions in the Code of Corporate Governance Practices. As a result, they recommended the Board to adopt the interim and annual report for 2006.

Internal Controls

The Board is responsible for maintaining an adequate system of internal control and reviewing its effectiveness.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and management rather than elimination of risks associated with its business activities.

During the year, the Board has reviewed the effectiveness of the Group's internal control system covering all material controls and risk management functions. The review is conducted annually in accordance with the requirement of the Code of Corporate Governance Practices. The responsible management of the various business divisions and subsidiaries are required to assess the risks and the internal controls with reference to the five components of the coso (The Committee of Sponsoring Organisations of the Treadway Commission) internal control framework. The result of the review has been summarised and reported through the Group Internal Audit Department to the Audit Committee and the Board.

In addition, the Group Internal Audit Department conducts regular and independent reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group on an ongoing basis. The frequency of review of individual business unit or subsidiary is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Audit Department has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as it considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code of Conduct are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code of Conduct every year.

Throughout the year of 2006, the Group has complied with the Code Provisions in the Code of Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions and Connected Transactions

During the year 2006, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' and 'connected transactions' which can be viewed in the Group's website (www.citicpacific.com).

Communication with Shareholders

The Company's Annual General Meeting ('AGM') is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to ask questions about the Company's performance. Separate resolutions were proposed for each substantially separate issue at the AGM.

The Company's Articles of Association contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the websites of the Stock Exchange and the Company.

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be sent to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In 2006, CITIC Pacific's management met over 230 investors and investment analysts in our office, as well as during conferences and roadshows in the U.S., Europe, China, Japan and Singapore. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last eight years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. The Directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting. Accordingly, appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The adoption of new or amended accounting standards that became effective during the year has not resulted in substantial changes to the Group's accounting policies and has no significant impact on the results reported for the year ended 31 December 2006.

The responsibilities of the external auditors with respect to financial reporting are set out in the Independent Auditor's Report on page 135.

Directors and Senior Managers

Executive Directors

Larry Yung Chi Kin (Chairman), aged 65, a Director since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ('CITIC HK') and an Executive Director of CITIC Group. He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ('PRC') before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987.

Henry Fan Hung Ling (Managing Director), aged 58, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ('Cathay') and a Deputy Managing Director of CITIC HK. He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region, the Chairman of the Mandatory Provident Fund Schemes Authority and a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Peter Lee Chung Hing (Deputy Managing Director), aged 53, is the Chairman of Jiangyin Xingcheng Special Steel and Hubei Xin Yegang Co., Ltd. ('Hubei Xin Yegang'), the Vice Chairman of CITIC Guoan Co., Ltd. ('CITIC Guoan') and Air China Cargo Co., Ltd. and a director of Daye Special Steel Co., Ltd. ('Daye Special Steel'), CITIC 1616 Holdings Limited ('CITIC 1616'), CP Mining Management Pty Limited ('CP Mining') and other Group companies concerned with trading businesses. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ('CITIC Pacific') in 1990.

Carl Yung Ming Jie (Deputy Managing Director), aged 38, a Director since 2000, is the Chairman of Shanghai CITIC Square Co., Ltd. and Shanghai New Westgate Garden Property Co., Ltd. He is also a director of CITIC Pacific China Holdings Limited ('CP China') and other Group companies concerned with property, infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

Leslie Chang Li Hsien (Deputy Managing Director), aged 52, a Director since 2005, is a director of CITIC Guoan, Hong Kong Transport, Logistics and Management Company Limited ('HKTLMC'), Western Harbour Tunnel Company Limited ('WHT'), CITIC Capital Holdings Limited ('CCHL'), CP Mining and other Group companies concerned with financial sector and infrastructure projects. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the Director of the firm's Chinese Practice in the United States.

Vernon Francis Moore (Executive Director), aged 60, a Director since 1990 and Deputy Managing Director until 2005, is a director of Cathay, CLP Holdings Limited ('CLP Holdings'), Hong Kong Air Cargo Terminals Limited, CP Mining, the Chairman of New Hong Kong Tunnel Company Limited ('NHKTC') and WHT, the Deputy Chairman of CCHL and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L.. Mr Moore joined CITIC HK in 1987 as Executive Director after holding senior management positions with a number of financial institutions.

Li Shilin (Executive Director), aged 57, a Director since 2000, is an Executive Director and a Vice President of CITIC Group. He is also the Chairman of CITIC Guoan Group, CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd.

Liu Jifu (Executive Director), aged 63, a Director since 2001, is a director of CITIC HK and CITIC International Financial Holdings Limited. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

Chau Chi Yin (Executive Director), aged 51, a Director since 2006. Mr Chau joined CITIC Pacific in 1990, is a director of Hong Kong Resort Company Limited ('HK Resort') and certain Group companies concerned with industrial projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Milton Law Ming To (Executive Director), aged 43, a Director since 2006, is a director of NHKTC, WHT, HKTLMC, CITIC Guoan, Air China Cargo Co., Ltd., Daye Special Steel, CP Mining and other Group companies concerned with infrastructure, environment, industrial and property projects. Before joining CITIC Pacific in 1992, he worked in the banking industry.

Wang Ande (Executive Director), aged 56, a Director since 2006, is the Managing Director of CP China and a director of other Group companies concerned with property projects in the PRC. Before joining CITIC Pacific in 2003, he served in the Shanghai Municipal Government and Pudong New Area Government responsible for lands and property development of the city.

Non-Executive Directors

Willie Chang, aged 63, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 37 years' experience in legal practice, including as a partner of Johnson, Stokes and Master.†‡

Hamilton Ho Hau Hay, aged 56, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, New World Development Company Limited and King Fook Holdings Limited, an Executive Director of Honorway Investments Limited ('Honorway') and Tak Hung (Holding) Company Limited ('Tak Hung'). He is the brother of Mr Norman Ho Hau Chong.*

Alexander Reid Hamilton, aged 65, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including China COSCO Holdings Company Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited.*†‡

Hansen Loh Chung Hon, aged 69, a Director since 1994, is the Managing Director of Wyler Textiles, Limited and a director of CLP Holdings.*†

Norman Ho Hau Chong, aged 51, a Director since 1994, is an Executive Director of Honorway and Tak Hung, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Shun Tak Holdings Limited, Starlight International Holdings Limited, Taifook Securities Group Limited, New World Mobile Holdings Limited and Macau Prime Properties Holdings Limited. He is the brother of Mr Hamilton Ho Hau Hay.*‡

André Desmarais, aged 50, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

Chang Zhenming, aged 50, a director with effect from 21 August 2006, is the Vice Chairman and President of CITIC Group and the Vice Chairman of CITIC International Financial Holdings Limited. From March 2000 to June 2005, Mr Chang was also an executive director of CITIC Pacific. Mr Chang has over 20 years' broad range of experience in banking, finance and securities business. He was formerly the Vice Chairman and President of China Construction Bank Corporation.

Peter Kruyt (Alternate Director to Mr André Desmarais), aged 51, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited, the Canada-China Business Council and Concordia University.

* *Independent Non-Executive Director*

† *Member of the Audit Committee*

‡ *Member of the Remuneration Committee*

Senior Managers

Bi Yupu (General Manager, Power Project Department), aged 65, is a Deputy Managing Director of CITIC HK and the chief representative of CITIC Pacific's Beijing Office. Before joining the CITIC HK Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Frances Yung Ming Fong (Director, Group Finance), aged 35, is the Deputy Chairman of CITIC Pacific Communications Limited ('CPC'), a director of NHKTC and other Group companies concerned with communications. She joined CITIC Pacific in 1995. She is the daughter of Mr Larry Yung Chi Kin.

Stella Chan Chui Sheung (Director, Company Secretariat), aged 44. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field. She has over 20 years of experience in the company secretarial aspect.

Paul Lo Kai Sing (Director, Group Human Resources and Administration), aged 51, joined CITIC Pacific in January 2005. He has many years experience in human resources management in a variety of industries, including electronics manufacturing, multinational trading conglomerates and integrated multi-media services, and once served as the General Manager, Group Human Resources and Communications of Dah Chong Hong from 1997 to 2000.

Aaron Wong Ha Hang (Director, Property Department), aged 48, is an Executive Director of HK Resort, a director of CP China, NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

Steve Kwok Man Leung (Director, Business Development), aged 37, is a director of Adaltis Inc. (a Canadian listed company), CITIC Guoan, NHKTC, CITIC 1616 and other Group companies in the environment sector. He joined CITIC Pacific in 1993 after experience in sales and business development with a major Hong Kong listed company.

Cai Xing Hai (Director, Industries), aged 62, is the Chairman of Daye Special Steel, the Vice Chairman of Jiangyin Xingcheng Special Steel and the Vice Chairman of Hubei Xin Yegang and the chief representative of CITIC Pacific's Wuxi Office. He joined CITIC Pacific in 1994, and has extensive experience in the management of special steel manufacturing in the PRC.

Hui Ying Bun (Group Chief Executive, Dah Chong Hong), aged 60, is also the Chief Executive – Motor, responsible for the overall management of the Dah Chong Hong Group's businesses in Hong Kong, the PRC, Macau, Singapore, Japan and Canada. He joined Dah Chong Hong in 1966, obtaining extensive experience in executive management, motor distribution and China trade.

Chu Hon Fai (Chief Executive – Trading, Dah Chong Hong), aged 61, is responsible for the management of Dah Chong Hong Trading Group's business in Hong Kong, the PRC, Macau, Singapore, Japan and Canada. He also manages the business of Sims Trading Company Limited ('Sims Trading'). He joined Dah Chong Hong in 1964 and obtained extensive experience in management of global trading, distribution, logistics, manufacturing and China trade.

Glenn Robert Sturrock Smith (Chief Executive, Sims Trading), aged 54, joined CITIC Pacific in 2001 when CITIC Pacific bought Sims Trading. He has many years of experience in the sales, distribution, marketing and logistics for consumer products in the China and Hong Kong markets.

Cindy Kwan Kit Ying (General Manager – Sales & Marketing, Property Department), aged 44, joined CITIC Pacific in 1996 after broad experience in property sales, marketing and leasing.

Stephen Ho Wai Chung (Chief Executive Officer, CPCNet Hong Kong Limited), aged 48, is the Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

Miranda Yip Siu Wai (Executive Director and the General Manager, NHKTC), aged 43, joined NHKTC in January 1999 as Deputy General Manager and was appointed as Executive Director and General Manager in January 2004. She has extensive experience in public administration.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2006.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 27.

Dividends

The Directors declared an interim dividend of HK$0.30 per share and a special dividend of HK$0.30 per share in respect of the year ended 31 December 2006 which were paid on 15 September 2006. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share and a special dividend of HK$0.30 per share in respect of the year ended 31 December 2006 payable on 18 May 2007 to shareholders on the Register of Members at the close of business on 16 May 2007.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 23 to the accounts.

Donations

Donations made by the Group during the year amounted to HK$11 million.

Fixed Assets

Movements of fixed assets are set out in the Financial Statements on pages 99 to 102.

Major Customers and Suppliers

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

purchases	**2006**	2005
The largest supplier	**5**	3
Five largest suppliers combined	**10**	11

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

No directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

Subsidiary Companies

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in Note 31 to the accounts.

Issue of Debt Securities

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Borrowings

Particulars of borrowings of the Group are set out in Note 24 to the accounts.

Directors

With effect from 1 April 2006, Mr Yao Jinrong resigned as director and Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande were appointed as executive directors of the Company. In addition, Mr Chang Zhenming was appointed as a director of the Company with effect from 21 August 2006 and Mr Norman Yuen Kee Tong resigned as director with effect from 8 January 2007. Except for these changes, the directors of the Company whose names and biographical details appear on pages 57 to 59 were the directors in office during the financial year ended 31 December 2006.

In accordance with Article 95 of the New Articles of Association of the Company, Mr Chang Zhenming will hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Vernon Francis Moore, Liu Jifu, Willie Chang and Norman Ho Hau Chong shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 16 May 2007.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Connected Transactions

Connected transactions disclosed in accordance with the Listing Rules are as follows:

1. On 8 June 2006, Air China Limited ('Air China'), Cathay Pacific Airways Limited ('Cathay'), China National Aviation Company Limited ('CNAC'), the Company and Swire Pacific Limited ('Swire Pacific') entered into the restructuring agreement in relation to the restructuring of the parties' shareholdings in Cathay and Hong Kong Dragon Airlines Limited ('Dragonair') so that ultimately (1) Dragonair becomes a wholly owned subsidiary of Cathay, (2) Air China becomes a substantial shareholder of Cathay and (3) Cathay increases its shareholding in Air China. At the date of the restructuring agreement, the Company held approximately 28.5% interest in Dragonair and 25.4% in Cathay. Pursuant to the restructuring agreement, inter alia, (i) Cathay agreed to acquire all the Dragonair shares which it did not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$20.00 per Dragonair share) to be satisfied by a combination of the issue of new Cathay shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash; (ii) Swire Pacific and the Company agreed to sell to Air China 40,128,292 and 359,170,636 Cathay shares respectively at HK$13.50 each; and (iii) Swire Pacific and the Company agreed to sell on or before completion of the transaction, such number of Cathay shares so that their respective shareholding in Cathay would be 40% and 17.50% respectively. The transaction allowed the Company to realise cash of approximately HK$5 billion. On the same day, Swire Pacific, CNAC, the Company and Air China also entered into a shareholders agreement to regulate their relationship as shareholders of Cathay.

Swire Pacific is a substantial shareholder of a subsidiary of the Company. Cathay is an associate of Swire Pacific and therefore is a connected person of the Company.

2. Pursuant to a disposal agreement dated 24 July 2006 ('the Disposal Agreement') entered into between Jilin Provincial Energy & Communications Corporation ('Jilin Provincial Energy') and Master Port Investment Ltd. ('Master Port'), a wholly owned subsidiary of the Company, Master Port sold to Jilin Provincial Energy its 60% equity interest in the registered capital of Jilin Xinli Power Cogeneration Co., Ltd. ('the JV Company'). Although no payment is being made to the Company for the aforesaid disposal, before completion, Jilin Provincial Energy would obtain the relevant bank confirmations to release the Company from all its guarantee obligations extended to the JV Company, which amounted to approximately RMB624 million (approximately HK$606 million) as at 30 June 2006. The JV Company is a sino-foreign equity joint venture established in the People's Republic of China ('PRC') and owns a coal-fired co-generation power station in Jilin Province in the PRC.

Jilin Provincial Energy is a substantial shareholder of the JV Company (having an approximately 34%), and accordingly a connected person of the Company.

3. Pursuant to the sale and purchase agreement and the supplemental agreement both dated 5 October 2006 entered into between Eldwin Corporation ('Eldwin'), a wholly owned subsidiary of the Company, and Shanghai Jingan City Trading Co., Ltd. ('Jingan'), Eldwin acquired from Jingan a 10% equity interest in Shanghai CITIC Square Co., Ltd. ('CITIC Square Co.') (which in turn holds 100% in CITIC Square) at the consideration of RMB245 million. CITIC Square is situated at Nanjing Xi Lu which is the prime location of commercial and business hub in Shanghai.

As Jingan is a substantial shareholder of CITIC Square Co., a subsidiary of the Company, Jingan is a connected person of the Company.

4. Pursuant to the sale and purchase agreement ('the S/P Agreement') dated 22 December 2006 entered into between Eldwin, Swire Properties Limited ('Swire Properties') and the Company as guarantor of Eldwin, Eldwin acquired from Swire Properties the remaining 16.67% interest in Join Resources Limited ('Join Resources') (in which Eldwin owned 83.33% as at the date of signing of the S/P Agreement) and all related shareholder's loan at the consideration of approximately HK$214 million and approximately HK$66 million respectively. As at the date of the signing of the S/P Agreement, Join Resources was a 83.33% subsidiary of the Company and held 60% interest in CITIC Square Co. After completion of the acquisition as mentioned in this item 4 and the above item 3, CITIC Square Co. became a wholly owned subsidiary of the Company.

As Swire Properties is a substantial shareholder of Join Resources, a subsidiary of the Company, Swire Properties is a connected person of the Company.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 15 March 2007, the maximum number of shares available for issue under the Plan is 179,983,316, representing approximately 8.17% of the issued share capital.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the maximum aggregate number of shares subject to the Plan.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ('Stock Exchange') on the date of grant; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

8. The Plan shall be valid and effective till 30 May 2010.

Since the adoption of the Plan, the Company has granted three lots of share options:

date of grant	number of share options	exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. The closing price of the Company's shares immediately before the grant on 20 June 2006 was HK$22.50.

None of the share options granted under the Plan were cancelled or lapsed during the year up to 31 December 2006. A summary of the movements during the year ended 31 December 2006 of the share options is as follows:

A. Directors of the Company

			number of share options				
name of director	date of grant	exercise price HK$	balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Larry Yung Chi Kin	28.5.02	18.2	2,000,000	–	–	2,000,000	
	1.11.04	19.9	2,000,000	–	–	2,000,000	
	5.12.05	20.5	100,000,000 *(Note 1)*	–	–	100,000,000	
	20.6.06	22.1	–	2,000,000	–	2,000,000	
						106,000,000	4.828
Henry Fan Hung Ling	20.6.06	22.1	–	1,600,000	1,600,000 *(Note 2)*	–	–
Peter Lee Chung Hing	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	1,200,000	–	1,200,000	
						3,200,000	0.146
Carl Yung Ming Jie	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	600,000	–	600,000	
						1,400,000	0.064
Leslie Chang Li Hsien	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	800,000	–	800,000	
						1,600,000	0.073
Norman Yuen Kee Tong	28.5.02	18.2	500,000	–	–	500,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	500,000	–	500,000	
						1,500,000	0.068
Vernon Francis Moore	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	700,000	–	700,000	
						2,700,000	0.123

name of director	date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Yao Jinrong	28.5.02	18.2	300,000	–	–	*(Note 3)*	*(Note 3)*
	1.11.04	19.9	500,000	–	–		
Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
Liu Jifu	28.5.02	18.2	300,000	–	300,000 *(Note 2)*	–	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	700,000	–	700,000	
						1,200,000	0.055
Chau Chi Yin	28.5.02	18.2	300,000 *(Note 4)*	–	–	300,000	
	1.11.04	19.9	500,000 *(Note 4)*	–	–	500,000	
	20.6.06	22.1	– *(Note 4)*	800,000	–	800,000	
						1,600,000	0.073
Milton Law Ming To	28.5.02	18.2	250,000 *(Note 4)*	–	–	250,000	
	1.11.04	19.9	500,000 *(Note 4)*	–	–	500,000	
	20.6.06	22.1	– *(Note 4)*	800,000	–	800,000	
						1,550,000	0.071
Wang Ande	1.11.04	19.9	200,000 *(Note 4)*	–	–	200,000	
	20.6.06	22.1	– *(Note 4)*	500,000	–	500,000	
						700,000	0.032

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.918.*
3. *The Director resigned as a director on 1 April 2006. During the period from 1 January 2006 to 1 April 2006, the Director has not exercised any of his share options and his holding has subsequently been included under Section C below.*
4. *Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande were appointed as director of the Company on 1 April 2006. Thus, this is in respect of the balance as of 1 April 2006.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		number of share options			
date of grant	exercise price HK$	balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06 *(Note 5)*	balance as at 31.12.06
28.5.02	18.2	1,550,000	–	750,000	800,000
1.11.04	19.9	3,070,000	–	651,000	2,419,000
20.6.06	22.1	–	5,730,000	–	5,730,000

Note:

5. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$25.55.

C. Others

		number of share options		
date of grant	exercise price HK$	balance as at 1.1.06 *(Note 6)*	exercised during the year ended 31.12.06 *(Note 7)*	balance as at 31.12.06
28.5.02	18.2	600,000	510,000	90,000
1.11.04	19.9	700,000	500,000	200,000

Note:

6. These are in respect of options granted to former employees under continuous contracts, who had subsequently retired.

7. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.78.

The fair value of an option on one CITIC Pacific share granted in the current period measured as at the date of grant of 20 June 2006 was HK$3.92 based on the following assumptions using the Binomial Model:

- Taking into account the probability of early exercise behaviour, the average expected term of the grant was determined to be 3.93 years
- Expected volatility of CITIC Pacific's share price at 25% per annum (based on historical movements of share prices over last 4 years)
- Expected annual dividend yield of 5% (based on historical dividend payments)
- Rate of eligible grantees leaving service assumed at 1% per annum
- Early exercise assumption for option holders to exercise their options when the share price is at least 150% of the exercise price
- Risk-free interest rate of 4.69% per annum (based on linearly interpolated yields of the Hong Kong Exchange Fund Notes as at the grant date)

The result of the Binomial Model can be materially affected by changes in these assumptions so an option's actual value may differ from the estimated fair value of the options due to limitations of the Model.

All the options forfeited before expiry of the Plan will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Plan.

The total expense to be recognised in the Company's profit and loss account for the year ended 31 December 2006 in respect of the grant of the aforesaid 15,930,000 options is HK$62,445,600.00.

Directors' Interests In Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2006 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company

	number of shares	
name of director	personal interests unless otherwise stated	percentage to the issued share capital %
Larry Yung Chi Kin	400,381,000 *(Note 1)*	18.236
Henry Fan Hung Ling	48,000,000 *(Note 2)*	2.186
Peter Lee Chung Hing	500,000	0.023
Leslie Chang Li Hsien	30,000	0.001
Norman Yuen Kee Tong	33,000	0.002
Vernon Francis Moore	3,200,000 *(Note 3)*	0.146
Liu Jifu	340,000	0.015
Chau Chi Yin	236,000	0.011
Milton Law Ming To	3,000	0.0001
Wang Ande	50,000	0.002
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.071
André Desmarais	5,075,000 *(Note 5)*	0.231
Peter Kruyt (alternate director to Mr André Desmarais)	34,100	0.002

Note:

1. Corporate interest.

2. Corporate interest in respect of 3,000,000 shares and trust interest in respect of 45,000,000 shares.

3. Trust interest.

4. Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other.

5. Corporate interest in respect of 5,000,000 shares and family interest in respect of 75,000 shares.

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 1.1.06	granted during the year ended 31.12.06	lapsed / cancelled / exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Peter Lee Chung Hing	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Leslie Chang Li Hsien	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Vernon Francis Moore	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			

Save as disclosed above, as at 31 December 2006, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2006, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	635,919,285	28.963
CITIC HK	635,919,285	28.963
Heedon Corporation	496,386,285	22.608
Honpville Corporation	310,988,221	14.164
Power Corporation of Canada	110,412,000	5.029
Gelco Enterprises Ltd.	110,412,000	5.029
Nordex Inc.	110,412,000	5.029
Paul G. Desmarais	110,412,000	5.029

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.099
Winton Corp.	30,718,000	1.399
Westminster Investment Inc.	101,960,000	4.644
Jetway Corp.	20,462,000	0.932
Cordia Corporation	32,258,064	1.469
Honpville Corporation	310,988,221	14.164
Hainsworth Limited	83,444,000	3.801
Southpoint Enterprises Inc.	10,000,000	0.455
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr Paul G. Desmarais in the Company duplicate each other.

Share Capital

During the year ended 31 December 2006, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

		price per share		
month / year	number of shares repurchased	highest (HK$)	lowest (HK$)	aggregate price paid (HK$)
June 2006	1,627,000	22.00	21.50	35,402,100

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2006 and the Company has not redeemed any of its shares during the year ended 31 December 2006.

During the year, 4,311,000 shares were issued under the Share Option Plan as described above.

Service Contracts

As at 31 December 2006, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any director proposed for re-election at the forthcoming Annual General Meeting.

Continuing Disclosure Requirements Under Rule 13.22 Of The Listing Rules

The Company has included a proforma combined balance sheet of the relevant affiliated companies as required therein under Rule 13.22 of the Listing Rules. Affiliated companies include associated companies and jointly controlled entities.

Proforma Combined Balance Sheet of Affiliated Companies

in HK$ million	Group's attributable interest as at 31 December 2006
Fixed Assets	**3,426**
Jointly Controlled Entities	**393**
Other Financial Assets	**2**
Intangible Assets	**10**
Deferred Tax Assets	**3**
Pension Assets	**28**
Long Term Receivable	**2,107**
Net Current Assets	**1,985**
Total Assets Less Current Liabilities	**7,954**
Long Term Borrowings	**(1,080)**
Deferred Tax Liabilities	**(148)**
Loans from Shareholders	**(4,697)**
	2,029

Note:

Details of attributable interest of the Company and / or its subsidiary company in the affiliated companies as disclosed in Notes to the Accounts no. 31 of Financial Statements.

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31 December 2006.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 15 March 2007

Consolidated Profit and Loss Account

for the year ended 31 December 2006

in HK$ million	note	**2006**	2005
Turnover	3	**47,049**	26,564
Cost of Sales		**(37,019)**	(21,226)
Distribution and Selling Expenses		**(995)**	(824)
Other Operating Expenses		**(2,845)**	(2,196)
Change in Fair Value of Investment Properties		**735**	520
Profit from Consolidated Activities	4 & 5	**6,925**	2,838
Share of Results of	4		
Jointly Controlled Entities		**1,033**	327
Associated Companies		**1,882**	1,984
Profit before Net Finance Charges and Taxation		**9,840**	5,149
Finance Charges		**(640)**	(560)
Finance Income		**159**	53
Net Finance Charges	6	**(481)**	(507)
Profit before Taxation		**9,359**	4,642
Taxation	7	**(644)**	(345)
Profit for the Year		**8,715**	4,297
Attributable to:			
Shareholders of the Company	8	**8,272**	3,989
Minority Interests		**443**	308
		8,715	4,297
Dividends	9	**(3,731)**	(2,412)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)	10		
Basic		**3.77**	1.82
Diluted		**3.77**	1.82

Consolidated Balance Sheet

as at 31 December 2006

in HK$ million	note	**2006**	2005
Non-Current Assets			
Fixed Assets	13		
Property, plant and equipment		**10,593**	10,063
Investment properties		**9,604**	8,645
Properties under development		**2,712**	1,849
Leasehold land		**1,712**	1,618
		24,621	22,175
Jointly controlled entities	15	**15,051**	10,583
Associated companies	16	**16,506**	23,300
Other financial assets	17	**2,819**	929
Intangible assets	18	**2,986**	603
Deferred tax assets	26	**103**	158
Derivative financial instruments	25	**117**	168
		62,203	57,916
Current Assets			
Properties held for sale	13	**705**	1,055
Inventories	19	**3,920**	3,427
Debtors, accounts receivable, deposits and prepayments	20	**6,153**	5,691
Cash and bank deposits		**3,679**	2,579
		14,457	12,752
Current Liabilities			
Bank loans, other loans and overdrafts			
secured	24	**285**	183
unsecured	24	**1,404**	2,223
Creditors, accounts payable, deposits and accruals	21	**8,030**	6,628
Provision for taxation		**319**	199
		10,038	9,233
Net Current Assets		**4,419**	3,519
Total Assets Less Current Liabilities		**66,622**	61,435
Non-Current Liabilities			
Long term borrowings	24	**16,604**	18,812
Deferred tax liabilities	26	**1,954**	1,387
Derivative financial instruments	25	**55**	40
		18,613	20,239
Net Assets	4	**48,009**	41,196
EQUITY			
Share capital	22	**878**	877
Reserves	23	**43,217**	36,472
Proposed dividend		**2,415**	1,754
Equity attributable to Shareholders of the Company		**46,510**	39,103
Minority Interests		**1,499**	2,093
Total Equity		**48,009**	41,196

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Balance Sheet

as at 31 December 2006

in HK$ million	note	**2006**	2005
Non-Current Assets			
Fixed Assets	13		
Property, plant and equipment		**24**	27
Subsidiary companies	14	**42,134**	41,096
Jointly controlled entities	15	**2,445**	1,859
Associated companies	16	**5,626**	5,631
Derivative financial instruments	25	**101**	150
		50,330	48,763
Current Assets			
Debtors, accounts receivable, deposits and prepayments	20	**259**	138
Cash and bank deposits		**30**	56
		289	194
Current Liabilities			
Bank loans, other loans and overdrafts			
unsecured	24	**27**	810
Creditors, accounts payable, deposits and accruals	21	**99**	120
Provision for taxation		**13**	13
		139	943
Net Current Assets / (Liabilities)		**150**	(749)
Total Assets Less Current Liabilities		**50,480**	48,014
Non-Current Liabilities			
Long term borrowings	24	**9,572**	12,074
Derivative financial instruments	25	**55**	40
		9,627	12,114
Net Assets		**40,853**	35,900
EQUITY			
Share capital	22	**878**	877
Reserves	23	**37,560**	33,269
Proposed dividend		**2,415**	1,754
Equity attributable to Shareholders of the Company		**40,853**	35,900

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Consolidated Cash Flow Statement

for the year ended 31 December 2006

in HK$ million	**2006**	2005
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	**6,444**	2,331
Net interest expense	**431**	543
Income from other financial assets	**(11)**	(157)
Depreciation	**1,034**	774
Amortisation of leasehold land	**47**	38
Impairment losses on other financial assets	**105**	19
Impairment losses on trade and other receivables	**30**	–
Impairment losses on properties held for sale	**–**	77
Impairment losses on property, plant and equipment	**120**	–
Impairment losses on goodwill	**25**	–
Expected losses on construction contracts	**23**	–
Disposal of properties under development	**–**	54
(Profit) / loss on disposal of property, plant and equipment	**(17)**	3
Change in fair value of investment properties	**(735)**	(520)
Change in fair value of financial instruments	**(8)**	(62)
Profit on disposal of subsidiary companies and associated companies	**(3,507)**	(362)
Profit on disposal of other financial assets	**(3)**	–
Profit on disposal of jointly controlled entities	**–**	(11)
Impairment losses on jointly controlled entities	**152**	57
Impairment losses on loan to an associated company	**8**	24
Operating Profit before Working Capital Changes	**4,138**	2,808
(Increase) / decrease in inventories	**(364)**	165
Decrease / (increase) in debtors, accounts receivable, deposits and prepayments	**70**	(813)
Increase/(decrease) in creditors, accounts payable, deposits and accruals	**413**	(121)
Effect of foreign exchange rates	**45**	24
Cash Generated from Consolidated Activities	**4,302**	2,063
Interest received	**152**	57
Interest paid	**(903)**	(658)
Income taxes paid	**(315)**	(227)
Net cash from consolidated activities	**3,236**	1,235

in HK$ million	**2006**	2005
Cash Flows from Investing Activities		
Purchase of subsidiary companies (net of cash and cash equivalents acquired) (note a)	**(1,721)**	63
Purchase of additional interests in subsidiary companies	**(290)**	(3)
Purchase of property under development	**(971)**	(1,323)
Purchase of property, plant and equipment	**(2,077)**	(1,221)
Purchase of intangible assets	**(214)**	-
Investment in jointly controlled entities	**(3,579)**	(2,051)
Investment in associated companies	**(7)**	(999)
Increase in other financial assets	**(998)**	(544)
Proceeds on disposal of property, plant and equipment	**406**	107
Proceeds on disposal of other financial assets	**43**	5
Proceeds on disposal of interests in jointly controlled entities	**-**	186
Proceeds on disposal of interests in associated companies	**5,151**	-
Disposal of subsidiary companies (net of cash and cash equivalents disposed) (note b)	**7,119**	476
Decrease / (increase) in loans to jointly controlled entities	**112**	(351)
Decrease in loans to associated companies	**190**	391
Dividend income from associated companies	**942**	1,113
Dividend income from jointly controlled entities	**108**	106
Income from other financial assets	**11**	1
Net Cash from / (used in) Investing Activities	**4,225**	(4,044)
Cash Flows from Financing Activities		
Issue of shares pursuant to the Plan	**87**	16
Repurchase of shares	**(35)**	-
New borrowings	**6,592**	6,703
Repayment of loans	**(9,741)**	(1,219)
Decrease in minority interests	**(227)**	(154)
Dividends paid	**(3,072)**	(2,412)
Net Cash (used in) / from Financing Activities	**(6,396)**	2,934
Net Increase in Cash and Cash Equivalents	**1,065**	125
Cash and Cash Equivalents at 1 January	**2,524**	2,381
Effect of Foreign Exchange Rate Changes	**45**	18
Cash and Cash Equivalents at 31 December	**3,634**	2,524
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	**3,679**	2,579
Bank overdrafts (Note c)	**(45)**	(55)
	3,634	2,524

Notes to Consolidated Cash Flow Statement

a Purchase of Subsidiary Companies

During the year, the Group's mainly acquisition was a 100% interest in Sino Iron Pty Ltd ('Sino'). The fair value of Sino's net assets at date of acquisition in July 2006 was HK$1,170 million.

The acquired business contributed aggregate revenues of HK$1,126 million and aggregate net loss of HK$3 million since acquisition. The aggregate revenue and net loss of the acquired companies as though the acquisition for the business combinations effected during the year had been at the beginning of that year are HK$1,475 million and HK$4 million respectively.

Details of net assets acquired and goodwill are as follows:

in HK$ million	**2006**	2005
Purchase consideration		
Cash paid	**1,815**	107
Accounts receivable	**–**	382
Amount due to a jointly controlled entity	**(23)**	–
Interest in an other financial assets	**–**	209
Total purchase consideration	**1,792**	698
Fair value of net assets acquired	**(1,273)**	(657)
Goodwill	**519**	41

The goodwill is attributable to the development potential of business acquired.

a Purchase of Subsidiary Companies *continued*

in HK$ million	**2006**	2005
Net Assets Acquired		
Leasehold land	**-**	30
Properties under development	**-**	271
Property, plant and equipment	**140**	1,589
Intangible assets	**1,737**	–
Investment	**-**	3
Inventories	**87**	778
Debtors, accounts receivable, deposits and prepayments	**102**	783
Deferred tax assets	**-**	72
Cash and bank deposits	**94**	170
Assets	**2,160**	3,696
Bank loans	**(94)**	(1,090)
Creditors, accounts payable, deposits and accruals	**(273)**	(1,525)
Minority interests	**(13)**	(424)
Deferred tax liabilities	**(507)**	–
Liabilities	**(887)**	(3,039)
	1,273	657
Less: Interest in a jointly controlled entity	**(9)**	–
Other financial assets	**-**	(209)
Goodwill	**519**	41
	1,783	489
Satisfied by		
Cash	**1,815**	107
Accounts Receivable	**-**	382
Amount due to a Jointly Controlled Entity	**(32)**	–
	1,783	489

Analysis of the net outflow / (inflow) of cash and cash equivalents in respect of the purchase of subsidiary companies

in HK$ million	**2006**	2005
Cash consideration	**1,815**	107
Cash and bank deposits acquired	**(94)**	(170)
	1,721	(63)

b Disposal of Subsidiary Companies

in HK$ million	2006	2005
Net Assets Disposal		
Leasehold land	**164**	–
Property, plant and equipment	**13**	27
Properties under development	**819**	520
Associated companies	**4,862**	–
Debtors, accounts receivable, deposits and prepayments	**5**	11
Cash and bank deposits	**–**	20
Creditors, accounts payable, deposits and accruals	**(34)**	(401)
Minority interests	**(3)**	(47)
Goodwill	**22**	–
	5,848	130
Profit on disposal	**1,271**	362
Accounts payable	**–**	(26)
	7,119	466
Satisfied by		
Cash	**7,119**	496
Interest in Jointly Controlled Entities	**–**	(30)
	7,119	466

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

in HK$ million	2006	2005
Cash consideration	**7,119**	496
Cash and bank deposits disposed of	**–**	(20)
	7,119	476

c Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts

in HK$ million	2006	2005
Bank loans, other loans and overdrafts	**1,689**	2,406
Bank loans and other loans	**(1,644)**	(2,351)
Bank overdrafts	**45**	55

Consolidated Statement of Changes in Equity

for the year ended 31 December 2006

in HK$ million	note	2006	2005
At 1 January		**41,196**	38,461
Share of Reserves of Associated Companies			
Fair value gain / (loss) on other financial assets		**183**	(67)
(Loss) / gain on cash flow hedge of financial instruments		**(129)**	350
Retained profits		**106**	–
Reserves released on disposal of associated companies		**(72)**	–
Share of Reserves of Jointly Controlled Entities			
(Loss) / gain on cash flow hedge of financial instruments		**(1)**	40
General reserve		**1**	–
Capital reserve		**17**	–
(Loss) / Gain on Cash Flow Hedge of Financial Instruments		**(50)**	163
Fair Value Gain / (Loss) on Other Financial Assets		**1,064**	(17)
Transfer to Profit and Loss Account on Impairment of Other Financial Assets		**103**	–
Exchange Translation Differences		**870**	158
Net Gains Not Recognised in the Consolidated Profit and Loss Account		**2,092**	627
Profit for the Year			
Attributable to shareholders of the Company		**8,272**	3,989
Minority interest		**443**	308
Dividends to Shareholders of the Company	9	**(3,071)**	(2,412)
Share Repurchase			
Par value		**(1)**	–
Premium paid		**(35)**	–
Share-based Payment		**62**	–
Minority Interests (Note)		**(1,037)**	207
Share Options Exercised			
Premium received		**86**	16
Share capital issued		**2**	–
At 31 December		**48,009**	41,196
Representing			
At 31 December after Proposed Final and Special Dividend		**45,594**	39,442
Proposed Final and Special Dividend	9	**2,415**	1,754
		48,009	41,196

Note:

Pursuant to Daye Special Steel Co. Ltd. ('Daye')'s share reform plan approved by its minority shareholders on 12 January 2006 ('Share Reform Plan'), put options were granted by Hubei Xin Yegang Co. Ltd. ('Xin Yegang') to the minority shareholders of Daye to sell Daye's shares. Both Daye and Xin Yegang are subsidiaries of the Company.

The present value of Xin Yegang's commitment in respect of the put options amounted to HK$585 million on the grant date was initially recognised as a financial liability reclassified from minority interest.

Details of the Share Reform Plan are set out in the Company's circular to shareholder dated 22 December 2005.

Notes to the Accounts

1 Significant Accounting Policies

The principal accounting policies applied in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards('HKFRS'), and under the historical cost convention, except as disclosed in the accounting policies below.

In 2006, the Group adopted certain new standards and amendments of HKFRSs which were issued and became effective during the year ended 31 December 2006.

The adoption of such standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2006.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') that are not yet effective for the year ended 31 December 2006, and is in the process of assessing their impact on future accounting periods.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

Positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually. Negative goodwill is recognised in profit and loss immediately on acquisition.

1 Significant Accounting Policies *continued*

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

e Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f Associated Companies

Associated companies are companies, other than subsidiary companies and jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not amortised.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Property, plant and equipment are depreciated at rates sufficient to write off their cost, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2% – 4% or the remaining lease period of the land
- Plant and machinery: 9% – 20%
- Other property, plant and equipment, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10% – 25%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

1 Significant Accounting Policies *continued*

h Investment Properties

Investment properties are interests in land and / or buildings in respect of which construction work and development have been completed and which are held for their investment potential, these include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value and reviewed annually. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss account.

i Properties under Development

Properties under development consist of investments in land for development and buildings under construction and development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. Investments in leasehold land are amortised over the lease term of the land, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Such amortisation cost will be capitalised as the cost of buildings during the construction period. The investments in buildings under construction and development are stated at cost less any accumulated impairment losses.

j Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k Properties Held for Sale

Properties held for sale consisting of leasehold land and building cost are classified under current assets and stated at the lower of cost and net realisable value. Leasehold land is stated at cost less accumulated amortisation and any impairment loss. Building costs are stated at cost less any impairment loss.

l Leasehold Land

Leasehold land comprise land held under operating lease arrangements and are amortised on a straight-line basis over the lease terms.

m Intangible Assets

Intangible assets comprise goodwill and expenditure on mining rights. The accounting policy for goodwill is outlined in accounting policy 1(c) on page 83.

Expenditure on mining rights which gives rise to future economic benefits is capitalised as part of intangible assets and is amortised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

1 Significant Accounting Policies *continued*

n Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

o Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

p Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

q Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

r Revenue Recognition

i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of properties under development and properties held for sale

Revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

Income from properties held for sale is recognised at the date when sale agreement is signed.

1 Significant Accounting Policies *continued*

r Revenue Recognition *continued*

iii) Sales of goods

Revenue arising from the sale of goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

iv) Income from co-operative joint venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

v) Rendering of services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) Rental income

Rental income is recognised on a straight-line basis over the period of the relevant leases.

viii) Dividend income

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

s Financial Instruments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in debtors, accounts receivable, deposits and prepayments in the notes to the accounts.

1 Significant Accounting Policies *continued*

s Financial Instruments *continued*

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs and are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale investments are carried at fair value or cost less impairment losses if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

iv) Derivative financial instruments

Derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

t Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

u Impairment of assets

The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

v Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase or production and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

1 Significant Accounting Policies *continued*

w Foreign Currencies

The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated into Hong Kong dollars at the rates ruling at the transaction dates.

Assets and liabilities of subsidiary companies, jointly controlled entities and associated companies, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Results in foreign currencies are translated at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign entities, and of financial instruments which are designated as hedges of such investment, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the rate of exchange ruling at the balance sheet date, such differences are taken directly to exchange reserve.

x Deferred Taxation

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

Deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

y Share-based Payment

The Group operates a share option scheme. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period with a corresponding increase in capital reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable and recognises the impact of the revision, if any, in the consolidated profit and loss account.

2 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Investment properties

The fair values of investment properties are determined annually by independent qualified valuers on open market value in existing use basis calculated on the net income allowing for reversionary potential.

In making the judgment, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates.

ii) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generated units which are reviewed for impairment based on forecast operating performance and cash flows. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. Cash flow projections are prepared on the basis of reasonable assumptions reflective of prevailing and future market conditions, and are discounted appropriately.

iii) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally related to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

3 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 31 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

	Group	
in HK$ million	**2006**	2005
Sales of goods	**27,613**	22,255
Services rendered to customers	**2,214**	1,669
Gross proceeds from aviation restructuring	**7,731**	-
Properties sales and rental income	**8,320**	1,409
Toll income	**679**	607
Others	**492**	624
	47,049	26,564

4 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

in HK$ million	turnover 2006	turnover 2005	profit from consolidated activities 2006	profit from consolidated activities 2005	share of results of jointly controlled entities 2006	share of results of jointly controlled entities 2005	share of results of associated companies 2006	share of results of associated companies 2005	group total 2006	group total 2005	segment allocations 2006	segment allocations 2005	segment profit 2006	segment profit 2005
Special Steel	**15,278**	12,160	**1,809**	1,083	**119**	-	**-**	-	**1,928**	1,083	**-**	-	**1,928**	1,083
Property (Note)	**8,320**	1,409	**1,942**	675	**-**	-	**276**	495	**2,218**	1,170	**84**	78	**2,302**	1,248
Aviation	**7,731**	-	**2,236**	-	**(1)**	44	**1,037**	1,006	**3,272**	1,050	**-**	-	**3,272**	1,050
Power Generation	**2**	155	**(151)**	121	**425**	245	**(7)**	(2)	**267**	364	**-**	-	**267**	364
Civil Infrastructure	**717**	637	**501**	427	**120**	114	**55**	50	**676**	591	**-**	-	**676**	591
Marketing & Distribution (Note)	**13,222**	10,984	**437**	377	**36**	28	**(23)**	(8)	**450**	397	**(84)**	(78)	**366**	319
Communications	**1,731**	1,219	**78**	4	**215**	(140)	**105**	110	**398**	(26)	**-**	-	**398**	(26)
Others	**48**	-	**(93)**	-	**119**	36	**-**	-	**26**	36	**-**	-	**26**	36
Change in Fair Value of Investment Properties	**-**	-	**735**	520	**-**	-	**439**	333	**1,174**	853	**-**	-	**1,174**	853
Less: General and Administration Expenses	**-**	-	**(569)**	(369)	**-**	-	**-**	-	**(569)**	(369)	**-**	-	**(569)**	(369)
	47,049	26,564	**6,925**	2,838	**1,033**	327	**1,882**	1,984	**9,840**	5,149	**-**	-	**9,840**	5,149
Net finance charges													**(481)**	(507)
Taxation													**(644)**	(345)
Profit for the year													**8,715**	4,297

Note:

The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to property segment as disclosed above.

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	Group 2006	Group 2005
Hong Kong	**23,106**	8,756
Mainland China	**22,278**	16,452
Overseas	**1,665**	1,356
	47,049	26,564

4 Segment Information *continued*

b Assets and Liabilities

An analysis of the Group's segment assets and liabilities by business segment is as follows:

in HK$ million	segment assets 2006	segment assets 2005	investments in jointly controlled entities 2006	investments in jointly controlled entities 2005	investments in associated companies 2006	investments in associated companies 2005	segment liabilities 2006	segment liabilities 2005	total 2006	total 2005
Special Steel	**12,835**	12,101	**3,158**	967	**-**	-	**(3,831)**	(3,589)	**12,162**	9,479
Iron Ore Mining	**2,390**	-	**-**	-	**-**	-	**(60)**	-	**2,330**	-
Property	**14,925**	13,602	**2,347**	1,101	**4,676**	8,996	**(1,109)**	(1,046)	**20,839**	22,653
Aviation	**7**	-	**604**	582	**9,232**	11,815	**-**	-	**9,843**	12,397
Power Generation	**448**	204	**3,812**	3,576	**1,995**	1,906	**(11)**	(34)	**6,244**	5,652
Civil Infrastructure	**1,125**	1,217	**1,775**	1,534	**93**	91	**(43)**	(36)	**2,950**	2,806
Marketing & Distribution	**5,564**	4,946	**289**	277	**210**	194	**(1,677)**	(1,337)	**4,386**	4,080
Communications	**1,175**	1,032	**1,553**	1,179	**300**	298	**(546)**	(402)	**2,482**	2,107
Others	**2,586**	635	**1,513**	1,367	**-**	-	**-**	-	**4,099**	2,002
Segment assets / (liabilities)	**41,055**	33,737	**15,051**	10,583	**16,506**	23,300	**(7,277)**	(6,444)	**65,335**	61,176
Corporate	**3,945**	2,890	**-**	-	**-**	-	**(19,101)**	(21,442)	**(15,156)**	(18,552)
Provision for taxation									**(319)**	(199)
Net deferred tax liabilities									**(1,851)**	(1,229)
									48,009	41,196

An analysis of the Group's segment assets by geographical area is as follows:

in HK$ million	Group 2006	Group 2005
Hong Kong	**13,342**	11,638
Mainland China	**24,296**	21,116
Overseas	**3,417**	983
	41,055	33,737

5 Profit from Consolidated Activities

in HK$ million	Group 2006	2005
The profit from consolidated activities is arrived at after crediting		
Dividend income from other financial assets	**9**	155
Rental income from		
investment properties		
Gross income	**515**	461
Less: Direct outgoings	**(77)**	(87)
	438	374
other operating leases	**133**	130
Profit on disposal of subsidiary companies and associated companies	**3,507**	362

in HK$ million	Group 2006	2005
And after charging		
Cost of inventories	**23,458**	19,261
The following expenses are included in cost of sales, distribution and selling expenses and other operating expenses:		
Staff costs	**1,868**	1,548
Depreciation of property, plant and equipment	**1,034**	774
Amortisation of leasehold land	**47**	38
Other operating expenses	**2,845**	2,196
Auditors' remuneration	**18**	16
Contributions to staff retirement schemes	**99**	86
Impairment losses on other financial assets (Note)	**105**	19
Impairment losses on property, plant and equipment (Note)	**120**	–
Impairment losses on jointly controlled entities (Note)	**152**	–
Impairment loss on properties held for sale (Note)	**–**	77
Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK'), a substantial shareholder of the Company	**2**	2
Operating lease rentals		
land and buildings	**136**	122

Note:

Impairment losses represents to special steel of HK$88 million (2005: HK$nil), power generation of HK$154 million (2005: HK$19 million), property of HK$nil (2005: HK$77 million), communication of HK$32 million (2005: HK$nil) and others of HK$103 million (2005: HK$nil million).

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

in HK$ million	2006	2005
Within 1 year	**428**	400
After 1 year but within 5 years	**353**	323
After 5 years	**17**	7
	798	730

6 Net Finance Charges

in HK$ million	Group 2006	2005
Finance charges		
Interest expense		
Bank loans and overdrafts wholly repayable within five years	**520**	325
Bank loans not wholly repayable within five years	**35**	24
Other loans wholly repayable within five years	**338**	90
Other loans not wholly repayable within five years	**20**	268
	913	707
Amount capitalised	**(323)**	(111)
	590	596
Exchange gain	**(5)**	(10)
Other finance charges	**63**	36
Fair value gains on financial instruments	**(8)**	(62)
	640	560
Finance income		
Interest income	**(159)**	(53)
	481	507

7 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

in HK$ million	Group 2006	2005
Current income tax		
Hong Kong profits tax	**188**	165
Overseas taxation	**309**	105
Deferred taxation (Note 26)		
Change in fair value of investment properties	**123**	70
Origination and reversal of other temporary difference	**24**	5
	644	345

7 Taxation *continued*

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
in HK$ million	**2006**	2005
Profit before taxation	**9,359**	4,642
Less: share of results of		
jointly controlled entities	**(1,033)**	(327)
associated companies	**(1,882)**	(1,984)
	6,444	2,331
Calculated at taxation rate of 17.5% (2005: 17.5%)	**1,128**	408
Effect of different taxation rates in other countries	**119**	(74)
Income and expenses not subject to taxation	**(550)**	(64)
Utilisation of unrecognised tax losses this year and net of tax losses not recognised	**(42)**	14
(Over) / under provision in prior years	**(26)**	31
Others	**15**	30
Taxation charge	**644**	345

8 Profit Attributable to Shareholders of the Company

The Group's profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$7,965 million (2005: HK$1,995 million).

9 Dividends

in HK$ million	**2006**	2005
2005 Final dividend paid: HK$0.80 (2004: HK$0.80) per share	**1,755**	1,754
Interim		
2006 Interim dividend paid: HK$0.30 (2005: HK$0.30) per share	**658**	658
2006 Special dividend paid: HK$0.30 (2005: Nil) per share	**658**	–
Final		
2006 Final dividend proposed: HK$0.80 (2005: HK$0.80) per share	**1,756**	1,754
2006 Special dividend proposed: HK$0.30 (2005: Nil) per share	**659**	–
	3,731	2,412
Dividend per share (HK$)	**1.70**	1.10

10 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$8,272 million (2005: HK$3,989 million).

The basic earnings per share is based on the weighted average number of 2,193,921,689 shares in issue during the year (2005: 2,192,532,243 shares in issue). The diluted earnings per share is based on 2,198,341,170 shares (2005: 2,195,068,005 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 4,419,481 shares (2005: 2,535,762 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

11 Directors Emoluments

The remuneration of every Director for the year ended 31 December 2006 is set out below:

in HK$ million name of director	fees	salaries, allowances and benefits in kind	discretionary bonuses	retirement benefits	share-based payment	**2006 total**	2005 total
Larry Yung Chi Kin*	0.15	3.21	40.00	0.01	7.84	**51.21**	28.96
Henry Fan Hung Ling*	0.15	3.00	34.00	0.01	6.27	**43.43**	24.94
Peter Lee Chung Hing*	0.15	1.69	27.00	0.08	4.70	**33.62**	18.91
Carl Yung Ming Jie*	0.15	0.84	5.00	0.04	2.35	**8.38**	2.53
Leslie Chang Li Hsien*	0.15	1.38	10.00	0.06	3.14	**14.73**	7.23
Vernon Francis Moore*	0.15	2.00	5.00	0.01	2.74	**9.90**	6.15
Li Shilin*	0.15	0.49	1.00	–	–	**1.64**	1.64
Liu Jifu*	0.15	0.55	7.00	0.07	2.74	**10.51**	5.65
Chau Chi Yin*	0.11	1.07	6.00	0.05	3.14	**10.37**	–
Milton Law Ming To*	0.11	0.98	6.00	0.05	3.14	**10.28**	–
Wang Ande*	0.11	0.40	3.00	–	1.96	**5.47**	–
Norman Yuen Kee Tong*	0.15	4.31	5.00	0.14	1.96	**11.56**	9.58
Yao Jinrong*	0.04	0.16	–	–	–	**0.20**	2.29
Willie Chang	0.30	–	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	–	**0.20**	0.20
André Desmarais	0.15	–	–	–	–	**0.15**	0.15
Chang Zhenming	0.06	–	1.00	–	–	**1.06**	0.43
	3.13	20.08	150.00	0.52	39.98	**213.71**	109.66

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, 10,200,000 share options were granted (2005: Nil) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

Mr Yao Jinrong resigned during the year.

The executive directors marked '*' of the above being considered as key management personnel of the Group.

12 Retirement Benefits

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme'), with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in China and other locations are based primarily on local mandatory requirements.

13 Fixed Assets

a Group

In HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others (Note iii)	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2005	2,363	1,992	3,869	2,773	10,997	8,115	1,725	1,802	22,639
Exchange adjustments	16	–	83	18	117	(35)	18	13	113
Additions									
through acquisition of subsidiary companies	491	–	1,095	3	1,589	–	271	30	1,890
others	30	8	413	1,533	1,984	–	1,323	21	3,328
Capitalised leasehold land amortisation	–	–	–	–	–	–	27	–	27
Disposals									
through disposal of subsidiary companies	–	–	–	(31)	(31)	–	(520)	–	(551)
others	(10)	–	(42)	(210)	(262)	(3)	(56)	–	(321)
Change in fair value of investment properties	–	–	–	–	–	520	–	–	520
Transfer from / (to) other assets	–	–	–	–	–	6	(910)	–	(904)
Reclassification	276	–	(139)	(169)	(32)	42	(2)	(8)	–
At 31 December 2005	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Accumulated depreciation, amortisation and impairment									
At 1 January 2005	519	714	1,004	1,416	3,653	–	53	206	3,912
Exchange adjustments	2	–	24	6	32	–	–	–	32
Charge for the year	69	94	347	264	774	–	27	34	835
Written back on disposals									
through disposal of subsidiary companies	–	–	–	(4)	(4)	–	–	–	(4)
others	(5)	–	(21)	(130)	(156)	–	–	–	(156)
Transfer to property held for sale	–	–	–	–	–	–	(53)	–	(53)
Reclassification	1	–	(1)	–	–	–	–	–	–
At 31 December 2005	586	808	1,353	1,552	4,299	–	27	240	4,566
Net book value									
At 31 December 2005	2,580	1,192	3,926	2,365	10,063	8,645	1,849	1,618	22,175
Represented by									
Cost	3,166	2,000	5,279	3,917	14,362	–	1,876	1,858	18,096
Valuation	–	–	–	–	–	8,645	–	–	8,645
	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741

13 Fixed Assets *continued*

a Group *continued*

In HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others (Note iii)	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2006	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Exchange adjustments	81	–	219	68	368	109	37	27	541
Additions									
through acquisition of subsidiary companies	79	–	9	67	155	–	–	50	205
others	323	–	586	774	1,683	18	1,849	61	3,611
Capitalised leasehold land amortisation	–	–	–	–	–	–	21	–	21
Disposals									
through disposal of subsidiary companies	–	–	–	–	–	–	(165)	–	(165)
others	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
Change in fair value of investment properties	–	–	–	–	–	735	–	–	735
Transfer to properties held for sales / inventories	–	–	–	(6)	(6)	–	(442)	–	(448)
Transfer upon completion	736	–	818	(1,554)	–	115	(110)	(5)	–
At 31 December 2006	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Accumulated depreciation, amortisation and impairment									
At 1 January 2006	586	808	1,353	1,552	4,299	–	27	240	4,566
Exchange adjustments	22	–	86	9	117	–	1	2	120
Charge for the year	159	90	520	265	1,034	–	28	37	1,099
Acquisition of subsidiary companies	11	–	2	6	19	–	–	–	19
Written back on disposals									
others	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
Impairment loss	–	–	88	32	120	–	–	–	120
Transfer to other assets	–	–	–	(4)	(4)	–	–	–	(4)
Reclassification	(2)	–	2	–	–	–	–	–	–
At 31 December 2006	770	898	1,946	1,725	5,339	–	41	279	5,659
Net book value									
At 31 December 2006	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
Represented by									
Cost	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
Valuation	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

Notes:

i) Interest capitalised in properties under development amounts to HK$81 million (2005: HK$58 million).

ii) As at 31 December 2006, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK$500 million (2005: HK$483 million) were pledged to secure banking facilities granted to a subsidiary company.

iii) Other property, plant and equipment comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles and furniture, fixtures and equipment.

13 Fixed Assets *continued*

a Group *continued*

in HK$ million	Group 2006	Group 2005
Analysis of additions by business		
Special Steel	**1,716**	3,328
Iron Ore Mining	**8**	–
Property	**1,471**	1,613
Civil Infrastructure	**4**	9
Marketing & Distribution	**444**	145
Communication	**164**	123
Corporate	**9**	–
	3,816	5,218
Analysis of additions by geographical area		
Hong Kong	**215**	197
Mainland China	**3,580**	5,012
Overseas	**21**	9
	3,816	5,218
Analysis of depreciation and amortisation by business		
Special Steel	**652**	406
Property	**91**	97
Civil Infrastructure	**93**	96
Marketing & Distribution	**139**	132
Communication	**112**	104
Corporate	**12**	–
	1,099	835

b Company

in HK$ million	motor vehicles, equipment, furniture and fixtures 2006	2005
Cost		
At 1 January	**101**	99
Additions	**7**	5
Disposals	**(5)**	(3)
At 31 December	**103**	101
Accumulated depreciation		
At 1 January	**74**	66
Charge for the year	**10**	11
Written back on disposals	**(5)**	(3)
At 31 December	**79**	74
Net book value		
At 31 December	**24**	27

13 Fixed Assets *continued*

c The tenure of the properties of the Group is as follows:

in HK$ million	self-used properties 2006	self-used properties 2005	investment properties 2006	investment properties 2005	properties under development 2006	properties under development 2005	leasehold land 2006	leasehold land 2005	total 2006	total 2005
Leasehold properties held										
In Hong Kong										
Leases of over 50 years	**24**	24	**751**	682	**–**	–	**–**	–	**775**	706
Leases of between 10 to 50 years	**1,032**	1,030	**3,743**	3,287	**24**	–	**1,143**	1,143	**5,942**	5,460
Leases of less than 10 years	**76**	76	**–**	–	**–**	–	**–**	–	**76**	76
In Mainland China										
Leases of over 50 years	**–**	–	**1,184**	950	**2,333**	1,498	**–**	–	**3,517**	2,448
Leases of between 10 to 50 years	**2,875**	1,811	**3,611**	3,464	**396**	378	**848**	715	**7,730**	6,368
Leases of less than 10 years	**28**	–	**–**	–	**–**	–	**–**	–	**28**	–
Properties held overseas										
Freehold	**225**	225	**315**	262	**–**	–	**–**	–	**540**	487
	4,260	3,166	**9,604**	8,645	**2,753**	1,876	**1,991**	1,858	**18,608**	15,545

d The investment properties were revalued at 31 December 2006 by the following independent, professionally qualified valuers.

properties located in	valuers
Hong Kong and Shanghai	Knight Frank Petty Limited
Japan	Tekko Building Co., Limited

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

in HK$ million	investment properties	self-used properties	other fixed assets	fixed assets total	properties held for sale
Cost or valuation	**9,604**	**22**	**232**	**9,858**	**310**
Accumulated depreciation / amortisation	**–**	**(3)**	**(124)**	**(127)**	**(58)**
Net book value at 31 December 2006	**9,604**	**19**	**108**	**9,731**	**252**
Depreciation charges / amortisation charges for the year	**–**	**1**	**38**	**39**	**3**

14 Subsidiary Companies

in HK$ million	Company 2006	Company 2005
Unlisted shares, at cost less impairment losses	**868**	364
Amounts due by subsidiary companies	**48,458**	48,173
Amounts due to subsidiary companies	**(7,192)**	(7,441)
	42,134	41,096

Particulars of the principal subsidiary companies are shown in Note 31.

15 Jointly Controlled Entities

in HK$ million	Group 2006	Group 2005
Share of net assets	**12,632**	8,279
Goodwill		
At 1 January	**341**	208
Addition	**192**	133
At 31 December	**533**	341
	13,165	8,620
Loans due from jointly controlled entities (Note b)	**2,036**	2,105
Loans due to jointly controlled entities (Note b)	**(150)**	(142)
	15,051	10,583

in HK$ million	Company 2006	Company 2005
Unlisted shares, at cost	**2,115**	1,524
Loan due from jointly controlled entities	**477**	475
Loan due to jointly controlled entities	**(147)**	(140)
	2,445	1,859

Note:

a. *Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2006 to 31 December 2006.*

b. *Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for an amount of approximately HK$529 million loans to jointly controlled entities (2005: HK$1,050 million loans to jointly controlled entities), which are non-interest bearing. These loans have no fixed repayment terms.*

c. *The following amounts represent the Group's share of the assets and liabilities, and sales and results of jointly controlled entities and are included in the consolidated balance sheet and profit and loss account using the equity method:*

in HK$ million	2006	2005
Assets		
Non-current assets	**18,114**	13,044
Current assets	**14,620**	7,644
	32,734	20,688
Liabilities		
Non-current liabilities	**(10,276)**	(7,686)
Current liabilities	**(10,357)**	(5,207)
	(20,633)	(12,893)
Net assets	**12,101**	7,795
Income	**8,308**	5,419
Expenses	**(7,425)**	(5,114)
Profit for the year	**883**	305
Proportionate share of jointly controlled entities' capital commitment	**402**	698

d. *Particulars of the principal jointly controlled entities are shown in Note 31.*

16 Associated Companies

in HK$ million	Group 2006	2005
Share of net assets	**12,114**	16,087
Goodwill		
At 1 January	**1,829**	1,825
Addition	**-**	9
Disposal	**(385)**	(5)
At 31 December	**1,444**	1,829
Loans due from associated companies (Note b)	**2,969**	5,406
Loans due to associated companies (Note b)	**(21)**	(22)
	16,506	23,300
Investment at cost		
Unlisted shares	**4,593**	5,299
Shares listed in Hong Kong	**6,253**	6,995
	10,846	12,294
Market value of listed shares	**13,194**	11,644

in HK$ million	Company 2006	2005
Investment at cost		
Unlisted shares	**2,197**	2,197
Shares listed in Hong Kong	**931**	931
	3,128	3,128
Loans due from associated companies	**2,516**	2,522
Loans due to associated companies	**(18)**	(19)
	5,626	5,631
Market value of listed shares	**1,373**	970

Dividend income from associated companies during the year is as follows:

in HK$ million	Group 2006	2005
Listed associated companies	**632**	559
Unlisted associated companies	**262**	546
	894	1,105

Note:

a. *Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2006 to 31 December 2006.*

b. *Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$60 million (2005: HK$14 million) loans from / to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.*

c. *Particulars of the principal associated companies are shown in Note 31.*

16 Associated Companies *continued*

Summarised financial information of the associated companies on a gross basis:

	Group	
in HK$ million	**2006**	2005
Assets	**176,945**	154,959
Liabilities	**114,552**	97,108
Revenue	**77,903**	69,721
Profit	**6,184**	5,957

17 Other Financial Assets

	Group	
in HK$ million	**2006**	2005
Co-operative joint ventures		
Unlisted investments, at fair value	**65**	65
Amounts due by co-operative joint ventures	**37**	53
	102	118
Listed investments, at fair value		
Shares listed in Hong Kong	**2,591**	530
Shares listed in overseas	**112**	144
	2,703	674
Unlisted investments		
Shares, at cost	**26**	26
Add: Advances made	**14**	16
	40	42
Less: Impairment	**(25)**	(25)
	15	17
Less: Advances received	**(1)**	(2)
	14	15
Performance guarantee deposit	**–**	122
	2,819	929

Particulars of the principal co-operative joint ventures are shown in Note 31.

18 Intangible Assets

in HK$ million	goodwill	mining right	total
Cost			
At 1 January 2006	**603**	**–**	**603**
Additions	**565**	**1,865**	**2,430**
Disposals	**(22)**	**–**	**(22)**
At 31 December 2006	**1,146**	**1,865**	**3,011**
Accumulated impairment losses			
At 1 January 2006	**–**	**–**	**–**
Impairment charge	**25**	**–**	**25**
At 31 December 2006	**25**	**–**	**25**
Net book value			
At 31 December 2006	**1,121**	**1,865**	**2,986**
Cost and net book value			
At 1 January 2005	507	–	507
Fair value adjustments	55	–	55
Additions	41	–	41
Disposals	–	–	–
At 31 December 2005	603	–	603

Analysed by:

	2006		2005
in HK$ million	goodwill	mining rights	goodwill
Special Steel	**57**	**–**	74
Iron Ore Mining	**507**	**1,865**	–
Property	**297**	**–**	235
Civil Infrastructure	**7**	**–**	7
Marketing & Distribution	**170**	**–**	169
Communications	**83**	**–**	118
	1,121	**1,865**	603

19 Inventories

in HK$ million	**2006**	2005
Raw materials	**842**	652
Work-in-progress	**520**	506
Finished goods	**2,482**	2,182
Others	**76**	87
	3,920	3,427

20 Debtors, Accounts Receivable, Deposits and Prepayments

	Group		Company	
in HK$ million	**2006**	2005	**2006**	2005
Trade debtors				
Within 1 year	**2,150**	1,649	**–**	–
Over 1 year	**24**	45	**–**	–
	2,174	1,694	**–**	–
Accounts receivable, deposits and prepayments	**3,979**	3,997	**259**	138
	6,153	5,691	**259**	138

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

iii) The carrying amounts of debtors, accounts receivable, deposits and prepayments approximates their fair value.

iv) Accounts receivable, deposits and prepayments included derivative financial assets of HK$14 million (2005: HK$12 million).

21 Creditors, Accounts Payable, Deposits and Accruals

	Group		Company	
in HK$ million	**2006**	2005	**2006**	2005
Trade creditors				
Within 1 year	**2,553**	2,464	**–**	–
Over 1 year	**314**	214	**–**	–
	2,867	2,678	**–**	–
Accounts payable, deposits and accruals	**5,163**	3,950	**99**	120
	8,030	6,628	**99**	120

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$9 million (2005: HK$17 million).

ii) The carrying amounts of creditors, accounts payable, deposits and accruals approximate their fair value.

22 Share Capital

	number of shares of HK$0.40 each	HK$ million
Authorised		
At 31 December 2005 and 2006	3,000,000,000	1,200
Issued and fully paid		
At 1 January 2006	2,192,920,160	877
Issue of shares pursuant to the Plan	4,311,000	2
Repurchase during the year	(1,627,000)	(1)
At 31 December 2006	2,195,604,160	878

Changes during the year:

During the year, the Company repurchased a total of 1,627,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

month / year	number of shares repurchased	total purchase price HK$ million	purchase price per share highest HK$	purchase price per share lowest HK$
June 2006	1,627,000	35	22.00	21.50

Changes subsequent to the year end:

Since 1 January 2007 to the date of this report, the Company issued and allotted a total of 3,350,000 shares at HK$18.20 per share, 3,349,000 shares at HK$19.90 per share and 130,000 shares at HK$22.10 per share upon the exercise of share options which were granted under the Plan.

22 Share Capital *continued*

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since adoption of the Plan, the Company have granted three lots of share options on 28 May 2002, 1 November 2004 and 20 June 2006 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$19.90. On 20 June 2006 options to subscribe for a total of the 15,930,000 shares in the Company representing 0.73% of the issued share capital, at the exercise price of HK$22.10 per share, were granted under the Plan. The closing price of the Company's shares immediately before the date of grant was HK$22.50. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled or lapsed in the period up to 31 December 2006.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2006		2005	
	average exercise price in HK$ per share	options	average exercise price in HK$ per share	options
At 1 January		**19,370,000**		20,750,000
Granted	**22.10**	**15,930,000**		-
Exercised	**20.10**	**(4,311,000)**	18.61	(880,000)
Lapsed		**-**	18.20	(500,000)
At 31 December		**30,989,000**		19,370,000

Details of share options exercised during the year:

period	exercise price HK$	number of shares **2006**	number of shares 2005
3 January to 8 December 2006	18.20	**1,560,000**	670,000
27 January to 21 December 2006	19.90	**1,151,000**	210,000
20 June 2006	22.10	**1,600,000**	-
		4,311,000	880,000

23 Reserves

a Group

in HK$ million	share premium	capital redemption reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2005	24,848	19	(2,494)	168	(325)	(152)	244	13,698	36,006
Share of reserves of associated companies	–	–	–	(67)	–	350	–	–	283
Share of reserves of jointly controlled entities	–	–	–	–	–	40	–	–	40
Exchange translation differences	–	–	–	–	158	–	–	–	158
Gain on cash flow hedge of financial instruments	–	–	–	–	–	163	–	–	163
Fair value loss on other financial assets	–	–	–	(17)	–	–	–	–	(17)
Transfer from profits	–	–	–	–	–	–	57	(57)	–
Issue of share pursuant to the Plan	16	–	–	–	–	–	–	–	16
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	3,989	3,989
Dividends (Note 9)	–	–	–	–	–	–	–	(2,412)	(2,412)
At 31 December 2005	24,864	19	(2,494)	84	(167)	401	301	15,218	38,226
Representing									
At 31 December 2005 after proposed final dividend									36,472
2005 Final dividend proposed									1,754
									38,226
Retained by									
Company and subsidiary companies	24,864	19	(2,494)	25	164	62	283	7,305	30,228
Jointly controlled entities	–	–	–	–	–	3	15	996	1,014
Associated companies	–	–	–	59	(331)	336	3	6,917	6,984
	24,864	19	(2,494)	84	(167)	401	301	15,218	38,226

23 Reserves *continued*

a Group *continued*

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2006	**24,864**	**19**	**–**	**(2,494)**	**84**	**(167)**	**401**	**301**	**15,218**	**38,226**
Share of reserves of associated companies	–	–	–	–	183	–	(129)	–	106	160
Share of reserves of jointly controlled entities	–	–	17	–	–	–	(1)	1	–	17
Exchange translation differences	–	–	–	–	–	870	–	–	–	870
Reserves released on disposal of associated companies	–	–	–	–	(84)	103	(91)	–	–	(72)
Loss on cash flow hedge of financial instruments	–	–	–	–	–	–	(50)	–	–	(50)
Fair value gain on other financial assets	–	–	–	–	1,064	–	–	–	–	1,064
Transfer to Profit and Loss account on impairment of other financial assets	–	–	–	–	103	–	–	–	–	103
Transfer from profits	–	–	–	–	–	–	–	163	(163)	–
Issue of share pursuant to the Plan	92	–	(6)	–	–	–	–	–	–	86
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	8,272	8,272
Dividends (Note 9)	–	–	–	–	–	–	–	–	(3,071)	(3,071)
Share repurchase	–	1	–	–	–	–	–	–	(36)	(35)
Share-based payment	–	–	62	–	–	–	–	–	–	62
At 31 December 2006	**24,956**	**20**	**73**	**(2,494)**	**1,350**	**806**	**130**	**465**	**20,326**	**45,632**
Representing										
At 31 December 2006 after proposed final and special dividend										**43,217**
2006 Final and special dividend proposed										**2,415**
										45,632
Retained by										
Company and subsidiary companies	**24,956**	**20**	**56**	**(2,494)**	**1,192**	**1,034**	**12**	**446**	**9,392**	**34,614**
Jointly controlled entities	–	–	17	–	–	–	2	16	2,029	2,064
Associated companies	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	**20**	**73**	**(2,494)**	**1,350**	**806**	**130**	**465**	**20,326**	**45,632**

23 Reserves *continued*

b Company

in HK$ million	capital redemption reserve	hedging reserve	share premium	retained profits	total
At 1 January 2005	19	(110)	24,848	10,494	35,251
Issue of shares pursuant to the Plan	–	–	16	–	16
Gain on cash flow hedge of financial instruments	–	173	–	–	173
Profit for the year available for distribution (Note 8)	–	–	–	1,995	1,995
Dividends (Note 9)	–	–	–	(2,412)	(2,412)
At 31 December 2005	19	63	24,864	10,077	35,023
Representing					
At 31 December 2005 after proposed final dividend					33,269
2005 Final dividend proposed					1,754
					35,023

in HK$ million	capital redemption reserve	capital reserve	hedging reserve	share premium	retained profits	total
At 1 January 2006	**19**	**–**	**63**	**24,864**	**10,077**	**35,023**
Share-based payment	**–**	**62**	**–**	**–**	**–**	**62**
Issue of shares pursuant to the Plan	**–**	**(6)**	**–**	**92**	**–**	**86**
Loss on cash flow hedge of financial instruments	**–**	**–**	**(55)**	**–**	**–**	**(55)**
Profit for the year available for distribution (Note 8)	**–**	**–**	**–**	**–**	**7,965**	**7,965**
Dividends (Note 9)	**–**	**–**	**–**	**–**	**(3,071)**	**(3,071)**
Share repurchase	**1**	**–**	**–**	**–**	**(36)**	**(35)**
At 31 December 2006	**20**	**56**	**8**	**24,956**	**14,935**	**39,975**
Representing						
At 31 December 2006 after proposed final and special dividend						**37,560**
2006 Final and Special dividend proposed						**2,415**
						39,975

Distributable reserves of the Company at 31 December 2006, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$14,935 million (2005: HK$10,077 million).

24 Borrowings

a

in HK$ million	Group 2006	Group 2005	Company 2006	Company 2005
Bank loans				
unsecured	**12,529**	14,804	**9,599**	12,101
secured	**795**	519	**–**	–
	13,324	15,323	**9,599**	12,101
Other loans				
unsecured	**3,920**	4,713	**–**	780
	17,244	20,036	**9,599**	12,881
Amounts repayable within one year included under current liabilities	**(640)**	(1,224)	**(27)**	(807)
	16,604	18,812	**9,572**	12,074

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$6,294 million (2005: HK$7,229 million).

ii) The Company had issued a US$100,000,000 Senior Note due 15 February 2006 (the 'Notes'). The Notes was fully repaid in 2006.

iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iv) On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY8.1 billion in aggregate principal amount of guaranteed floating rate note due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to the subscription agreement dated 26 October 2005. All of the JPY Notes remained outstanding at the end of the year.

v) Bank loans and other loans, other than the JPY Notes, are fully repayable up to 2031 and bear interest at the prevailing market rate.

vi) As at 31 December 2006, certain of the Group's inventories, time deposit, accounts receivable, leasehold land and self-used properties with the aggregate carrying value of HK$696 million (2005: HK$585 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

b The maturity of the Group's and the Company's long term liabilities is as follows:

in HK$ million	Group 2006	Group 2005	Company 2006	Company 2005
Bank loans are repayable				
in the first year	**636**	440	**27**	27
in the second year	**1,359**	2,167	**8**	526
in the third to fifth years inclusive	**5,441**	9,416	**3,676**	8,248
after the fifth year	**5,888**	3,300	**5,888**	3,300
	13,324	15,323	**9,599**	12,101
Other loans are repayable				
in the first year	**4**	784	**–**	780
in the second year	**–**	–	**–**	–
in the third to fifth years inclusive	**3,510**	–	**–**	–
after the fifth year	**406**	3,929	**–**	–
	3,920	4,713	**–**	780
	17,244	20,036	**9,599**	12,881

24 Borrowings *continued*

c The exposure of the Group's total borrowings to interest-rate changes and the contractual repricing dates are as follows:

in HK$ million	one year or less
At 31 December 2005	
Total borrowings	16,456
Effect of interest rate swap	4,575
At 31 December 2006	
Total borrowings	**13,990**
Effect of interest rate swap	**5,125**

Part of the interest rate exposure are hedged by interest rate swaps.

The effective interest rates of the Group's borrowing were as follows:

	2006	2005
Total borrowings	**5.2%**	4.3%

d The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

e The carrying amounts of the total borrowings are denominated in the following currencies:

	Group		Company	
in HK$ million	**2006**	2005	**2006**	2005
Hong Kong dollar	**8,147**	12,226	**7,429**	11,516
US dollar	**5,348**	4,519	**1,665**	857
Renminbi	**3,684**	3,351	**-**	-
Other currencies	**1,114**	1,122	**505**	511
	18,293	21,218	**9,599**	12,884

The Group has the following undrawn borrowing facilities:

in HK$ million	**2006**	2005
Floating rate		
expiring within one year	**2,184**	1,767
expiring beyond one year	**14,614**	8,390
	16,798	10,157

25 Derivative Financial Instruments

Financial Risk Management

The Group exposes to a variety of financial risk. The Group employs a combination of financial instruments, including derivative products, to manage its exposure to financial risk.

Risk management is centralised at head office level in accordance with the Group's risk management policy. The policy provided written principles and guidelines for financial risk management, use of derivative transactions and measurement of derivative transactions.

a Exposure to Interest Rate Fluctuations

Most of the Group's bank borrowings are on floating rate basis. Interest rate risk arises from the movement in interest rate.

The Group aims to maintain a suitable mixture of fixed rate / floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc. Interest rate swaps, forward rate agreements and interest rate options may be employed to maintain the desired hedging ratio.

b Exposure to Foreign Currency Fluctuations

The Group's reporting currency is HKD. Foreign currency risk arises from the assets / liabilities which are denominated in currencies other than HKD. Foreign exchange swap or forward contract (include non-deliverable forward) and foreign exchange option may be employed to minimise potential exposure to foreign currency fluctuations. Currently, the Renminbi is not a free convertible currency, therefore, RMB exchange swap market is not readily available or efficient at this time. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total project investment amount in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, the Group has an increasing exposure to the Renminbi.

c Credit Exposure

When depositing surplus funds or entering into derivative contracts, the Group controls its exposure to non-performance of counterparties by transacting only with those institutions that have investment grade. Credit monitoring procedures will also be applied. In addition, the counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

d Liquidity Risk

Liquidity risk is prudently managed by maintaining a sufficient amount of available committed credit facilities. In addition, the Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the Group's anticipated cash flow and the Group's ability to refinance the debt in that year.

25 Derivative Financial Instruments *continued*

in HK$ million	Group 2006 assets	2006 liabilities	2005 assets	2005 liabilities
Interest-rate swaps	**120**	**38**	169	41
Forward foreign exchange contracts	**11**	**26**	11	16
	131	**64**	180	57
Less: current portion				
Interest-rate swaps	**4**	**5**	5	5
Forward foreign exchange contracts	**10**	**4**	7	12
	14	**9**	12	17
	117	**55**	168	40

i) Forward Foreign Exchange Contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2006 were HK$6,256 million (2005: HK$5,000 million).

ii) Interest Rate Swaps

The main floating rates of our borrowings are HIBOR and LIBOR. The notional amounts of the outstanding interest rate swap contracts at 31 December 2006 were HK$10,780 million (2005: HK$11,400 million). At 31 December 2006, the fixed interest rates under interest rate swaps vary from 2.65% to 7.23% (2005: 2.65% to 7.28%). Gains and losses recognised in the hedging reserve in equity (Note 23) on interest rate swap contracts qualified for hedge accounting as of 31 December 2006 will be released to the income statement until the repayment of the bank borrowings (Note 24).

in HK$ million	Company 2006 assets	2006 liabilities	2005 assets	2005 liabilities
Interest-rate swaps	**104**	**38**	151	41
Forward foreign exchange contracts	**5**	**23**	7	10
	109	**61**	158	51
Less: current portion				
Interest-rate swaps	**4**	**5**	5	5
Forward foreign exchange contracts	**4**	**1**	3	6
	8	**6**	8	11
	101	**55**	150	40

26 Deferred Taxation

a Group

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2005: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

in HK$ million	depreciation allowances in excess of related depreciation 2006	2005	losses 2006	2005	revaluation of investment properties and valuation of other properties 2006	2005	mining rights and others 2006	2005	total 2006	2005
Deferred tax arising from										
At 1 January	**573**	510	**(240)**	(107)	**886**	818	**10**	13	**1,229**	1,234
Exchange adjustment	**(1)**	(3)	**(1)**	–	**(29)**	(3)	**–**	(3)	**(31)**	(9)
Acquisition of subsidiary companies	**–**	–	**–**	(72)	**–**	–	**–**	–	**–**	(72)
Charged to revaluation reserve	**–**	–	**–**	–	**–**	1	**–**	–	**–**	1
Charged to goodwill	**–**	–	**–**	–	**–**	–	**507**	–	**507**	–
Charged / (credited) to consolidated profit and loss account	**(14)**	66	**55**	(61)	**123**	70	**(17)**	–	**147**	75
Others	**(30)**	–	**–**	–	**30**	–	**(1)**	–	**(1)**	–
At 31 December	**528**	573	**(186)**	(240)	**1,010**	886	**499**	10	**1,851**	1,229

in HK$ million	**2006**	2005
Net deferred tax assets recognised on the consolidated balance sheet	**(103)**	(158)
Net deferred tax liabilities recognised on the consolidated balance sheet	**1,954**	1,387
	1,851	1,229

b Deferred tax assets unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

in HK$ million	Group **2006**	2005
Deductible temporary difference	**309**	727
Tax losses	**2,360**	3,570
Taxable temporary difference	**(82)**	(237)
	2,587	4,060

in HK$ million	Company **2006**	2005
Deductible temporary difference	**17**	15
Tax losses	**452**	402
	469	417

Note:

Deductible temporary differences and tax losses in certain tax jurisdictions of HK$125 million (2005: HK$158 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

26 Deferred Taxation *continued*

c Deferred Tax Liabilities not Recognised

At 31 December 2006, temporary differences relating to the undistributed profits of subsidiary companies amounted to HK$627 million (2005: HK$641 million). Deferred tax liabilities of HK$128 million (2005: HK$131 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiary companies and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

27 Capital Commitments

	Group	
in HK$ million	**2006**	2005
Authorised but not contracted for (Note)	**17**	759
Contracted but not provided for (Note)	**4,359**	3,538

	Company	
in HK$ million	**2006**	2005
Contracted but not provided for	**2,015**	–

Note:

The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of property, plant and equipment, properties under development and leasehold land amount to HK$17 million (2005: HK$759 million) and HK$3,941 million (2005: HK$1,891 million) respectively. The balance of contracted but not provided for represents amount committed for investments in special steel of HK$196 million (2005: HK$1,421 million), power generation of HK$nil (2005: HK$173 million) and others of HK$222 million (2005: HK$53 million).

28 Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

	Group		Company	
in HK$ million	**2006**	2005	**2006**	2005
Properties commitments				
Within 1 year	**147**	109	**19**	18
After 1 year but within 5 years	**187**	115	**2**	21
After 5 years	**90**	39	**–**	–
	424	263	**21**	39
Other commitments				
Within 1 year	**38**	24	**–**	–
After 1 year but within 5 years	**65**	67	**–**	–
After 5 years	**27**	38	**–**	–
	130	129	**–**	–
	554	392	**21**	39

29 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a guarantee on the JPY8.1 billion Guaranteed Floating Rate Notes issued by a wholly owned subsidiary of the Company.

d The Company has provided guarantees to support banking facilities of up to HK$354 million granted to a subsidiary of the Company.

e The Company has provided guarantees to support banking facilities of up to RMB600 million granted to a subsidiary of the Company. The guarantees will be released in early 2007.

f The Company has provided guarantees to support banking facilities of RMB200 million and US$10 million granted to a subsidiary of the Company. The US$10 million facility was not utilised as at 31 December 2006. The guarantees will be released in early 2007.

g Hubei Xin Yegang Co. Ltd., a 95% owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB300 million granted to another subsidiary of the Company, Hubei Xin Hua Neng.

h The Company has provided guarantees to support banking facilities of up to RMB260 million granted to a wholly owned subsidiary of the Company. These facilities were not utilised as at 31 December 2006.

i The Company has provided a guarantee to support a banking facility of RMB400 million granted to a subsidiary of the Company. The facility was not utilised as at 31 December 2006.

30 Approval of Accounts

The accounts were approved by the Board of Directors on 15 March 2007.

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies

The following are the principal subsidiary companies, jointly controlled entities and associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	subsidiary %	particulars of issued shares† no. of shares	par value	principal activities
Power Generation							
Jointly controlled entities							
Huaibei Guoan Power Company Ltd.	People's Republic of China Sino-foreign equity joint venture*	12.5	-	12.5	-	-	Building, possession and operation of power plant and sale of electricity
Inner Mongolia Fengtai Electric Power Generation Company Limited	People's Republic of China Sino-foreign equity joint venture*	35	-	35	-	-	Coal-fired power station operation and management
Jiangsu Ligang Electric Power Company Limited	People's Republic of China Sino-foreign equity joint venture*	56.31	-	56.31	-	-	Electric power plant construction and operation
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China Foreign investment stock company*	54.31	-	54.31	1,170,000,000	RMB1	Electric power plant construction and operation
Kaifeng Xinli Power Generation Co., Ltd.¶	People's Republic of China Sino-foreign equity joint venture*	50	-	50	-	-	Coal-fired power station operation
Sunburst Energy Development Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	-	65	-	-	Investment holding
Widewin Investments Limited¶	British Virgin Islands	37.5	-	37.5	-	-	Investment holding
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	70	-	70	-	-	Pumped storage hydraulic power plant construction
Zhengzhou Xinli Electric Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	-	50	-	-	Electric power plant construction and operation
江陰利電能源材料有限公司	People's Republic of China Sino-foreign equity joint venture*	54.31	-	54.31	-	-	Coal related businesses and provision of maintenance and technical services for electrical appliances

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activitiess
Associated companies							
North United Power Corporation	People's Republic of China Sino-foreign equity joint venture*	20	20	–	–	–	Investment holding and generation of electricity and heat and related businesses
Tunnels							
Subsidiary companies							
New Hong Kong Tunnel Company Limited	Hong Kong	70.8	–	70.8	75,000,000	HK$10	Tunnel operation
Jointly controlled entities							
Eastern Harbour Crossing Company Limited§	Hong Kong	50	–	50	–	–	Tunnel operation
Hong Kong Transport, Logistics and Management Company Limited	Hong Kong	35	–	35	–	–	Management, operation and maintenance of the Cross Harbour Tunnel
Western Harbour Tunnel Company Limited§	Hong Kong	35	–	35	–	–	Franchise to construct and operate the Western Harbour Crossing
Environmental							
Jointly controlled entities							
Changzhou CGE Water Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	24.01	–	24.01	–	–	Production and supply of tap water
Ecoserve Limited	Hong Kong	50	–	50	–	–	Design, construction and operation of refuse transfer station
Veolia Water (Kunming) Investment Limited	Hong Kong	25	–	25	–	–	Investment holding

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Associated companies							
Enviropace Limited	Hong Kong	20	–	20	–	–	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	–	30	–	–	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	–	30	–	–	Design, construction and operation of transfer station
上海老港生活垃圾處置有限公司	People's Republic of China Sino-foreign equity joint venture*	30	–	30	–	–	Design, construction and operation of landfill
Communications							
Subsidiary companies							
Asia Pacific Internet Exchange Limited	Hong Kong	75	–	75	100,000	HK$1	Provision of financial and operational support to Hong Kong Internet Exchange
ChinaUIP Hong Kong Limited (Formerly AAA Internet Limited)	Hong Kong	100	–	100	2	HK$1	Provision of information technology and telecom services
CITIC 1616 Holdings Limited (Formerly World Navigation Limited) (Change of name on 5 January 2007)	Hong Kong	100	–	100	1,000	HK$1	Provision of sales and marketing functions
CITIC Concept 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of systems integration services
CITIC Consultancy 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications consultancy services in Hong Kong

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
CITIC Data 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of data services in Hong Kong
CITIC Media 1616 Limited	Hong Kong	100	–	100	1	HK$1	Provision of content services to licensed telecoms operators in Hong Kong
CITIC Networks 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of systems integration services
CITIC Pacific Communications Limited	Bermuda	100	–	100	100,000	HK$1	Investment holding
CITIC Telecom 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of licensed telecommunications services in Hong Kong
CITIC TeleSoft 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of systems integration services
CPCNet Hong Kong Limited	Hong Kong	100	–	100	394,866,986	HK$1	Provision of telecommunications services
CPCNet Japan Limited	Japan	100	–	100	10,000	JPY1,000	Provision of telecommunications services
CPCNet Macau Limited	Macau	85	–	85	N/A	N/A	Provision of internet and e-commerce services
CPCNet Singapore Private Limited	Singapore	100	–	100	2	S$1	Provision of telecommunications services
Dalian CP Digital Technology Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	73.30	–	73.30	N/A	N/A	Broadband network and related businesses
Data Communication Services Limited	Hong Kong	100	–	100	1,000 38,000,000‡	HK$1 HK$1	Equipment holding
Global Link Information Services Limited	Hong Kong	100	–	100	300,000	HK$10	Provision of internet services
Vision Network Limited	Hong Kong	100	–	100	2,250,000	HK$1	Provision of internet services

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Wonder Delight Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Provision of e-commerce services
廣州市泰富信通技術有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
廣州市泰富信通科技有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
Jointly controlled entities							
Belarian Enterprises Corp.	British Virgin Islands	55	–	55	–	–	Provision of internet and e-commerce services
Brilliant Base Enterprises Corp.	British Virgin Islands	45	–	45	–	–	Provision of internet and e-commerce services
China Interactive Sports Technology Company Limited†	People's Republic of China Wholly foreign-owned enterprise*	50	–	50	–	–	Provision of sports related online services
Chingyang Enterprises Corp.	British Virgin Islands	45	–	45	–	–	Provision of internet and e-commerce services
CITIC Guoan Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Investment holding
Joystar International Holdings Inc.	British Virgin Islands	45	–	45	–	–	Provision of internet and e-commerce services
Primeasia Development Limited	Macau	45	–	45	–	–	Provision of internet and e-commerce services
Prosperity International Limited	Macau	45	–	45	–	–	Provision of internet and e-commerce services
Associated companies							
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	20	–	–	–	Telecommunications services

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Aviation							
Jointly controlled entities							
Air China Cargo Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	25	–	25	–	–	Operation of international and domestic air-cargo services and related ground services
Associated companies							
Cathay Pacific Airways Limited*	Hong Kong	17.48	1.82	15.66	–	–	Airlines and related services
Swire Aviation Limited	Hong Kong	33.33	–	33.33	–	–	Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest
Marketing & Distribution							
Subsidiary companies							
Adachi Trading Company Limited	Japan	100	–	100	250	JPY50,000	Trader of motor vehicle spare parts
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	100	–	100	1,000	HK$100	Trader of motor vehicle spare parts
Dah Chong Hong (Canada) Ltd.	Canada	100	–	100	650,000	CAN$1	General import / export and investment holding
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong	70	–	70	10,000	HK$1	Provision of airport ground support equipment maintenance services
Dah Chong Hong (Engineering) Limited	Hong Kong	100	–	100	601,000	HK$100	Engineering services
Dah Chong Hong Holdings Limited	Hong Kong	100	–	100	21,031,837	HK$10	Investment holding

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Dah Chong Hong, Limited	Hong Kong	100	–	100	50,000	HK$1,000	Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Dah Chong Hong (Japan) Limited	Japan	100	–	100	480,000	JPY1,000	Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
Dah Chong Hong Motors (China) Limited	Hong Kong	100	–	100	20,000	HK$100	Investment holding and motor vehicle distributor
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	100	–	100	10,000	HK$10	Motor leasing
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	100	–	100	2,000	HK$100	Motor vehicle repairing and servicing
Dah Chong Hong Motors (Nissan - China) Limited	Hong Kong	100	–	100	2	HK$10	Motor vehicle distributor
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	100	–	100	3,500,000	S$1	Investment holding and trading of foodstuffs
DAS Aviation Support Limited	Hong Kong	70	–	70	10,000	HK$1	Distributor of air cargo equipment and related spare parts
DAS Nordisk Limited	Hong Kong	49	–	49	10,000	HK$1	Repairs and maintenance services for air cargo containers and sale of related spare parts

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
DCH Beverage Solutions Limited	Hong Kong	100	–	100	60,000	HK$10	Distribution of wine and beverage products
DCH Logistics Company Limited	Hong Kong	100	–	100	10,000	HK$10	Provision of warehouse and transportation services
DCH Motors (Bentley) Limited	Hong Kong	100	–	100	2	HK$1	Motor vehicle distributor
DCH Motors Ltd.	Canada	100	–	100	100	CAN$1	Motor vehicle distributor
Epic Motors Limited	Hong Kong	100	–	100	22,000	HK$10	Motor vehicle distributor
Gentech Vehicle Engineering Limited	Hong Kong	100	–	100	166,000	HK$1	Trading of special function vehicles
Harmony Motors Limited	Hong Kong	100	–	100	1,000	HK$100	Motor vehicle distributor
Honest Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Japan Auto Parts Company Limited	Hong Kong	100	–	100	1,000	HK$100	Trader of motor vehicle spare parts
Jiangmen Dah Chong Hong – Sims Industrial Development Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Construction and development of industrial factories and warehouses
Metro Motors Limited	Hong Kong	100	–	100	3,000,000	HK$1	Motor vehicle distributor
Premium Motors Limited	Hong Kong	100	–	100	2	HK$1	Motor vehicle distributor
Regal Motors, Limited	Hong Kong	100	–	100	2,000	HK$100	Motor vehicle distributor
Reliance Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Shanghai DCH Food Industries Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Food processing and trading

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Sims Trading Company Limited	Hong Kong	100	–	100	3,000	HK$100	Wholesaling and distribution of grocery stuffs and foodstuffs
Triangle Auto Pte Ltd	Singapore	100	–	100	3,000,000	S$1	Motor vehicle distributor
Triangle Motors Limited	Hong Kong	100	–	100	30,000	HK$100	Motor vehicle distributor
Triangle Motors (China) Limited	Hong Kong	100	–	100	2	HK$10	Investment holding and trading of motor vehicles
Twin Tiger International Limited	Hong Kong	100	–	100	2	HK$1	Sourcing and supplies of gifts premium and repackaging materials
江門大昌慎昌食品加工倉儲有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Processing of food products and provision of logistics services
Jointly controlled entities							
Alto China Limited§	Hong Kong	50	–	50	–	–	Distribution of audio equipment and components
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	50	–	50	–	–	Trading in cosmetic products
北京中遠大昌汽車租賃有限公司	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Motor vehicle leasing
Associated companies							
Otsuka Sims (Guangdong) Beverage Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	40	–	40	–	–	Production of beverage
Shanghai Shineway DCH Tyson Co., Ltd.§	People's Republic of China Sino-foreign equity joint venture*	22	–	22	–	–	Production and selling of meat and related food products

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Victory (HK) Industries International Company Limited	Hong Kong	20	–	20	–	–	Sales and distribution of household electrical appliances
Wal-Mart East China Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	35	–	35	–	–	Hypermarket business
Property							
Subsidiary companies							
Admarch Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Admarch Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Borgia Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	100	–	100	2	HK$1	Property management
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
Famous Land Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Glenridge Company Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	100	–	100	80,000	HK$100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	100	–	100	50,000	HK$100	Property investment
Lindenford Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Neostar Investment Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Pacific Grace Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Shanghai Super Property Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
Tendo Limited	Hong Kong	100	–	100	2	HK$10	Property investment

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

			interest in equity shares held by		particulars of issued shares[1]		
name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	company %	subsidiary %	no. of shares	par value	principal activities
Yee Lim Godown & Cold Storage Limited	Hong Kong	100	–	100	1,000,000	HK$1	Operate a dry and cold storage godown
上海中信泰富廣場有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	N/A	N/A	Property development
上海珠街閣房地產開發有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
上海雄泰置業有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	100	–	N/A	N/A	Property management
中信泰富(上海)物業管理有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property management
中信泰富萬寧發展有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
中信泰富萬寧(聯合)開發有限公司	People's Republic of China Limited liability company*	80	–	80	N/A	N/A	Property development
江陰興澄置業有限公司	People's Republic of China Sino-foreign equity joint venture*	56	–	56	N/A	N/A	Property development
無錫太湖苑置業有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Property investment and development
無錫太湖美生態環保有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Environmental protection
無錫太湖泉發展有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Sports related services
萬寧中意發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

			interest in equity shares held by		particulars of issued shares[†]		
name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	company %	subsidiary %	no. of shares	par value	principal activities
萬寧中榮發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧中宏發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁和發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧仁信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧百納發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金信發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧金誠發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
萬寧創進發展有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.9	–	99.9	N/A	N/A	Property development
寧波信富置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99.29	–	99.29	N/A	N/A	Property development
Jointly controlled entities							
上海瑞明置業有限公司	People's Republic of China Sino-foreign equity joint venture*	49	49	–	–	–	Property development
上海瑞博置業有限公司	People's Republic of China Sino-foreign equity joint venture*	49	49	–	–	–	Property development
中船置業有限公司	People's Republic of China Sino-foreign equity joint venture*	49	49	–	–	–	Property development

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Associated companies							
CITIC Tower Property Management Company Limited	Hong Kong	40	–	40	–	–	Property management
Goldon Investment Limited	Hong Kong	40	–	40	–	–	Property investment
Hong Kong Resort Company Limited§	Hong Kong	50	–	50	–	–	Property development
Kido Profits Limited	British Virgin Islands / Hong Kong	15	–	15	–	–	Property development
Shinta Limited§	Hong Kong	20	–	20	–	–	Property investment
Special Steel Manufacturing							
Subsidiary companies							
Daye Special Steel Co., Ltd.	People's Republic of China Sino-foreign joint stock limited company*	56.6	–	56.6	N/A	N/A	Steel making
Hubei Xin Yegang Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	95	–	95	N/A	N/A	Steel making
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	79	–	79	N/A	N/A	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Steel making
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Loading and unloading business
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	77.78	–	77.78	N/A	N/A	Steel making

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity[*]	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares[1] no. of shares	particulars of issued shares[1] par value	principal activities
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture[*]	80	–	80	N/A	N/A	Production and sale of ferrous metal materials
Silver Wings Enterprises Inc.	British Virgin Islands	75	–	75	100	US$1	Investment holding
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture[*]	79	–	79	N/A	N/A	Production and sale of hot iron and the related products
湖北中特新化能科技有限公司	People's Republic of China Wholly foreign-owned enterprise[*]	100	–	100	N/A	N/A	Production and sale of coal gas, coke and chemical related products
Jointly controlled entities							
Shijiazhuang Iron & Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture[*]	80	–	80	–	–	Production and sale of special steel and related products
Finance							
Subsidiary companies							
CITIC Pacific Finance (2001) Limited	British Virgin Islands	100	100	–	1,000	US$1	Financing
CITIC Pacific Finance (2005) Limited	British Virgin Islands	100	100	–	1	US$1	Financing
Idealand Investment Inc.	Republic of Panama	100	–	100	100	US$1	Financing
Associated companies							
Cheer First Limited[♦]	Hong Kong	40	–	40	–	–	Financing
Treasure Trove Limited	Hong Kong	50	–	50	–	–	Financing
Way Chong Finance Limited	Hong Kong	50	–	50	–	–	Provision of hire purchase and leasing finance

31 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

name	place of incorporation / principal place of operation kind of legal entity*	attributable to the group %	interest in equity shares held by company %	interest in equity shares held by subsidiary %	particulars of issued shares† no. of shares	particulars of issued shares† par value	principal activities
Iron Ore Mining							
Subsidiary companies							
CP Mining Management Pty Limited	Australia	100	–	100	1	N/A	Mining management
Sino Iron Pty Ltd	Australia	100	–	100	11,526	N/A	Mining extraction and processing of magnetite
Others							
Subsidiary companies							
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	100	-	100	N/A	N/A	Investment holding
Jointly controlled entities							
CITIC Capital Holdings Limited (Formerly CITIC Capital Markets Holdings Limited)	Hong Kong	50	-	50	–	–	Investment holding
Associated companies							
上海國睿生命科技有限公司	People's Republic of China Sino-foreign equity joint venture*	24.94	24.94	–	–	–	Research and development of tissue engineering products

Note:

† *Represented ordinary shares, unless otherwise stated.*

‡ *Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.*

§ *The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and / or its subsidiary company as at 31 December 2006.*

* *Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 136 and 137.*

Independent Auditor's Report

Independent Auditor's report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CITIC Pacific Limited (the 'Company') and its subsidiaries (together the 'Group') set out on pages 74 to 134, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 March 2007

Extract from Published Accounts of Cathay Pacific Airways Limited

a Consolidated Profit and Loss Account

for the year ended 31 December 2006

in HK$ million	**2006**	2005
Turnover		
Passenger services	**35,155**	30,274
Cargo services	**14,251**	12,852
Catering, recoveries and other services	**11,377**	7,783
Total Turnover	**60,783**	50,909
Expenses		
Staff	**(9,950)**	(9,025)
Inflight service and passenger expenses	**(2,347)**	(2,033)
Landing, parking and route expenses	**(8,066)**	(6,947)
Fuel	**(20,214)**	(15,588)
Aircraft maintenance	**(5,330)**	(4,527)
Aircraft depreciation and operating leases	**(5,283)**	(4,893)
Other depreciation and operating leases	**(862)**	(790)
Commissions	**(668)**	(555)
Others	**(2,845)**	(2,408)
Operating Expenses	**(55,565)**	(46,766)
Operating Profit	**5,218**	4,143
Finance charges	**(1,818)**	(1,605)
Finance income	**1,353**	1,161
Net finance charges	**(465)**	(444)
Share of profits of associates	**301**	269
Profit before Tax	**5,054**	3,968
Taxation	**(782)**	(500)
Profit for the year	**4,272**	3,468
Profit Attributable to		
Cathay Pacific shareholders	**4,088**	3,298
Minority interests	**184**	170
	4,272	3,468
Dividends		
Interim – paid	**786**	676
Special – paid	**1,259**	–
Final – proposed	**1,259**	947
	3,304	1,623
Earnings per Share (HK¢)		
Basic	**115.9**	97.7
Diluted	**115.7**	97.4
Shareholders' Funds per Share (HK$)	**11.6**	10.3

b Consolidated Balance Sheet

as at 31 December 2006

in HK$ million	**2006**	2005
Assets and Liabilities		
Non-current assets and liabilities		
Fixed assets	**58,086**	50,156
Intangible assets	**7,473**	260
Investments in associates	**8,966**	1,731
Other long-term receivables and investments	**3,406**	5,453
	77,931	57,600
Long-term liabilities	**(33,956)**	(27,745)
Related pledged security deposits	**8,164**	8,853
Net long-term liabilities	**(25,792)**	(18,892)
Retirement benefit obligations	**(170)**	(72)
Deferred taxation	**(6,600)**	(6,460)
	(32,562)	(25,424)
Net non-current assets	**45,369**	32,176
Current assets and liabilities		
Stock	**800**	657
Trade and other receivables	**8,735**	6,538
Liquid funds	**15,624**	13,459
	25,159	20,654
Current portion of long-term liabilities	**(7,503)**	(4,849)
Related pledged security deposits	**1,352**	1,286
Net current portion of long-term liabilities	**(6,151)**	(3,563)
Trade and other payables	**(11,098)**	(7,625)
Unearned transportation revenue	**(4,671)**	(3,864)
Taxation	**(2,902)**	(2,527)
	(24,822)	(17,579)
Net current assets	**337**	3,075
Net assets	**45,706**	35,251
Capital and Reserves		
Share capital	**787**	676
Reserves	**44,767**	34,292
Funds attributable to Cathay Pacific shareholders	**45,554**	34,968
Minority interests	**152**	283
Total equity	**45,706**	35,251

Major Properties Held by the Group

as at 31 December 2006

address / lot no.	leasehold expiry	group's interest %	approximate gross floor area (sq. m.)	existing use
Major Properties Held for Investment				
* 1. Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL No. 9706 & the extension thereto	2041	100	29,000	Office and Shop
2. Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No. 333	2047	100	30,000	Cold Storage and Godown
3. Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	4,000	Office and Shop
4. Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	37,000	Industrial
5. Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	32,000	Godown and Ancillary Office
6. DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL No. 8854	2047	100	36,000	Office and Restaurants
7. CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	52,000	Office and Shop
8. CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	100	109,000	Office and Shop
9. Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100	35,000	Residential
10. New Westgate Garden, Retail portion (Phase 1), Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	2072	100	16,000	Shop
11. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	81	Residential
12. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	187	Residential
13. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	210	Residential
14. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	Freehold	100	3,208	Commercial & Restaurants, etc.
15. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	1,214	Commercial & Restaurants, etc.
16. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	683	Residential & Office

* *excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

location / lot no.	stage of completion	estimated completion date	classification	leasehold expiry	group's interest %	approximate site area (sq. m.)	approximate gross floor area (sq. m.)	existing use
Major Properties Under Development								
1. New Westgate Garden, Phase 2 Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	Resettlement in progress	2011	Residential & Shop	2072	100	35,300	137,000	Construction Site
2. Shanghai Lu Jia Zui, New Financial District Project, the PRC	Site preparation in progress	2010 – 2015	Office, Hotel & Residential	2044 – 2074	49	251,400	847,000	Construction Site
3. Residential Development, Qing Pu District, Shanghai, the PRC	Phase 1 Construction in progress	2008 – 2011	Residential, Shop & Hotel	2045 – 2076	100	617,500	438,000	Construction Site
4. Commercial Project, Jiang Dong District, Ningbo, the PRC	Construction in progress	2008 – 2009	Office and Shop	2045	99.3	39,500	98,000	Construction Site
5. Residential Development, Yangzhou, the PRC	Design in progress	2008 – 2010	Residential & Shop	2045 – 2075	100	328,600	437,000	Construction Site
6. Residential Development Jiangyin, the PRC	Design in progress	2009 – 2010	Residential & Shop	2046 – 2076	56	87,200	140,000	Construction Site
7. Residential and Commercial Development, Binhu District, Wuxi, the PRC	Construction in progress	in phases from 2008 onwards	Residential & Shop	2043 – 2073	70	2,110,300	240,000 (Phase 1)	Construction Site
8. Resort Development, Shenzhou Peninsula, Wanning, Hainan, the PRC	Construction in progress	in phases from 2008 onwards	Residential, Shop & Hotel	2057 – 2077	80 – 99.9	4,280,400	919,000	Construction Site

address / lot no.	leasehold expiry	group's interest %	approximate gross floor area (sq. m.)	existing use
Major Properties Held For Sale				
1. Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2081	100	13,000	Residential
2. New Westgate Garden, Phase 1 Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	2072	100	41,000	Residential

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments, including proceeds from sale of businesses
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	10 May 2007 to 16 May 2007
Annual General Meeting:	16 May 2007, 10:30 a.m. Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong
Final Dividend and Special Dividend payable:	18 May 2007

Annual Report 2006

Our Annual Report is also available as a Summary Financial Report. Both documents are printed in English and Chinese language and are also available on our website at www.citicpacific.com under the 'Investor Information' section.

Shareholders may choose to receive the Summary Financial Report or the Annual Report, or may also choose to rely on the Summary Financial Report or the Annual Report posted on the Company's website. Shareholders may change their choice on these matters by writing to the Company's Share Registrars.

Shareholders have already and have difficulty in gaining access to these documents, they will, promptly upon request to the Company's Share Registrars, be sent printed copies free of charge.

Non-shareholders are requested to write to the Company Secretary, CITIC Pacific Ltd., 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, or by fax: 2877 2771 or by email: contact@citicpacific.com.

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267

CITIC PACIFIC

Summary Financial Report 2006

This Summary Financial Report 2006 only gives a summary of the information and the particulars of CITIC Pacific Limited's Annual Report 2006 from which the Summary Financial Report is derived. Shareholders may obtain a printed copy of the 2006 Annual Report free of charge by writing to the Company's Share Registrars, Tengis Limited.

Financial Highlights

in HK$ million	**2006**	2005
Profit Attributable to Shareholders	**8,272**	3,989
Major Businesses' Contribution		
Special Steel	**1,333**	808
Property	**2,035**	1,106
Aviation	**3,288**	1,058
Power Generation	**268**	368
Civil Infrastructure	**469**	413
Marketing & Distribution	**275**	232
Communications	**367**	(31)
Fair Value Change of Investment Properties	***1,077***	*755*
Cash Contributed from all Businesses	**15,468**	4,488
Capital Employed	**64,803**	60,321
Shareholders' Funds	**46,510**	39,103
Net Debt	**14,614**	18,639
Cash & Available Committed Loan Facilities	**18,371**	11,065

in HK$		
Earnings per Share	**3.77**	1.82
Dividends per Share		
Regular	**1.10**	1.10
Special	**0.60**	–
Staff	**23,822**	19,174

Please refer to Definition of Terms on page 65

Major Businesses

CITIC Pacific has unrivalled experience and expertise in operating businesses in China both on the mainland and in Hong Kong. With the rapid development of the Chinese economy, CITIC Pacific is increasingly focusing its business activities on the mainland of China. Our major businesses are special steel manufacturing and iron ore mining which supplies the raw material needed in the making of special steel, and property development in mainland China.

Special Steel and Iron Ore Mining

Special Steel CITIC Pacific Special Steel, which operates through three steel groups in mainland China with total production capacity of over seven million tonnes annually, is a leader in the manufacturing of special steel used in bearings and gears among others. Its customer coverage reaches Eastern, Central and Northern China.

Jiangyin Xingcheng Special Steel is a leader in China specializing in the making of high-grade special steel used in bearings, gears, springs and high-pressurized piping steel. Its new line, in cooperation with Sumitomo Metals of Japan, has the most advanced technology in the industry.

Xin Yegang is located in Central China, it has a long history dating back to 1908. Its seamless steel tubes, one of its major products, continues to receive strong demand and remains very profitable.

Shijiazhuang Steel Mill became a member of CP Special Steel in 2006. Built in 1957, it is now a manufacturer of special steel with 2.2 million tonnes in production capacity. Its products are mainly supplied to the auto component industry.

Iron Ore Mining CITIC Pacific owns the mining rights to one billion tonnes of magnetite iron ore with options to another five billion tonnes in the Pilbara region of Western Australia. The one billion tonnes of ore is capable of producing 12 million tonnes of product annually to supply mainland China and CITIC Pacific's steel groups in particular.

Property

CITIC Pacific's property team has extensive experience in building and managing medium and large scale residential and commercial projects including Shanghai's CITIC Square and The New Westgate Garden, and Hong Kong's CITIC Tower.

In the past few years, the Group has been active in investing in properties in mainland China. Currently CITIC Pacific has a large quality land bank in Shanghai, major secondary cities in the Yangtze Delta area and Hainan Island, totaling over three million square metres of gross floor area for development.

Chairman's Letter to Shareholders

I am pleased to report that CITIC Pacific achieved excellent results in 2006. Net profit for the year was a historic high of HK$8,272 million, a 107% increase compared with 2005. Earnings per share were HK$3.77. In light of this good performance, our sufficient financial resources, and at the same time considering the need to further expand our businesses in the future, the board has recommended paying a special dividend of HK$0.30 per share in addition to a final dividend of HK$0.80 per share. Including the regular (HK$0.30) and special (HK$0.30) dividend per share already paid at the interim, total dividend per share for the year is HK$1.70.

All of CITIC Pacific's businesses performed well in 2006, in particular the three core businesses, which made outstanding profit contribution. The Special Steel business recorded an impressive growth in profit of 65% compared to last year. Benefiting from the sale of Festival Walk, profit contribution from our property business rose 84% compared with last year. Also, in accordance with accounting standards, fair value gains on revaluation of the Group's investment properties were HK$1.08 billion. Infrastructure businesses such as Aviation, Power Generation, Tunnels, and Environmental businesses all recorded growth in recurrent earnings. These businesses provide stable and recurring cash flows to the Group. The restructuring of the aviation industry in 2006 provided CITIC Pacific's shareholders a satisfactory return on investment. Cash realized from this transaction further strengthened the Group's financial position for future new investments.

Special Steel

CITIC Pacific's special steel business had excellent performance in 2006. Through both organic growth and acquisitions, a plan implemented a few years ago, the Group has expanded its operations rapidly. In just a few years, CITIC Pacific's production capacity has reached over seven million tonnes, commanding a leading position in both product quantity and quality producing a variety of products such as bearing steel, gear steel, spring steel, and other alloy steel. Today, our special steel business has become a highlight in the Group's profit growth and is expected to continue its rapid development in the foreseeable future.

Jiangyin Xingcheng's new production line, in partnership with Sumitomo Metals of Japan, is near completion, with the steel smelting section of the production line already completed and profitable. The steel rolling section is scheduled to complete and become fully operational in 2007. This production line, equipped with the most advanced technologies of similar types both domestically and internationally, is the foundation for the production of high quality and highly energy efficient special steel products in the future.

Through effective management and integration, the businesses of Hubei Xin Yegang (95%) and Daye Special Steel (56.6%), which the Group acquired in 2004 and 2005, improved greatly with significant increases in profitability. A newly built 900,000 tonne coking plant will be completed and become fully operational in 2007. This plant will not only satisfy demand at Xin Yegang and Daye Special Steel, but it can also supply coke to other sister plants within the Group. This will reduce costs and increase the Group's investment return.

Shijiazhuang Steel Mill officially became a member of the CITIC Pacific group in July 2006. Today, CITIC Pacific has three special steel manufacturing bases that are ideally located in Eastern (Jiangyin Xingcheng), Central (Xin Yegang/Daye Special Steel) and Northern (Shijiazhaung Steel) China. Our plants are positioned to take advantage of the high demand in these three industrial centres. The plants can also utilize the well developed transportation networks nearby to supply products to all regions in China. At the same time, these strategic locations are also beneficial in facilitating product realignment and centralizing purchasing, transportation and sales functions among the plants.

In 2006, the Group's steel plants sold a total of 5.9 million tonnes of special steel, a 60% increase from 2005. Even though prices of raw materials stayed at high levels, profitability of the Group's steel business remained at a satisfactory level. CITIC Pacific is optimistic on the future development of this business. The above mentioned three locations will continue to support each other in the coming year to fully realize synergies, and to further strengthen our leading position in China's special steel industry.

Iron Ore Mining

As previously reported, in March 2006, CITIC Pacific acquired mining rights to one billion tonnes of magnetite ore, and rights and options to a further five billion tonnes in the Western Pilbara region of Western Australia. Stage One, which includes the right to the first billion tonnes of reserves, received approval from the Australian government in June 2006. It will be capable of producing 12 million tonnes of concentrate annually once operational. Pre-construction design work is underway. We have signed a general construction contract with China Metallurgical Group Corporation ('MCC'). Work on the development of mining, beneficiation plant, pellet plant, desalination plant, power station and material handling system has begun. First shipment of product is expected to be in 2009.

Management and technical teams with Chinese, Australian and international experience have been assembled and will be strengthened step-by-step. The financing framework for the project has been signed, and the bank has undertaken to support the project by providing long-term project finance to shareholders and the project companies. Once completed, this mining project will provide a long-term stable supply of iron ore for the Group's steel plants.

Property

Property development in mainland China is an important focus in the Group's businesses. We believe that with the rapid development of the Chinese economy and rising living standards, market demand for high quality commercial and residential properties will continue to be strong. From a long-term perspective, fundamentals of the Chinese property market remain positive. CITIC Pacific is confident in the long-term prospects of the property development business in China. We will continue to actively invest and increase our land bank in order to establish a solid foundation for the Group's property development in the long-term.

CITIC Pacific's property development in mainland China is mainly in the Yangtze River Delta area centered around Shanghai, and large scale development projects in the coastal city of Wanning in Hainan Province.

The Shanghai Lu Jiazui Financial District Project will be one of the Group's most important development projects in the coming years. The design for Phase I has been finalized comprising of a top grade hotel and two landmark office towers. Government review of Phase I building scheme is in progress, and foundation work will then begin. Meanwhile, preparation work is underway.

Construction of 'CITIC Square' in Ningbo is progressing well and foundation work has been completed. Work has also begun on the Group's projects at Qingpu in Shanghai, Yangzhou, Wuxi and Jiangyin in Jiangsu Province. These development projects will be completed in the coming few years to provide the Group with satisfactory investment returns.

CITIC Pacific's large scale 'Shenzhou Peninsula' project, in the city of Wanning in Hainan is progressing well. A master plan for the development of about 2.5 million square metres in gross floor area received government approval. Infrastructure development related to the project has commenced. Design and commercial negotiation for Phase I, which includes four grade A hotels and auxiliary facilities, are in progress. Site work is expected to commence shortly as well as work on a world class golf course and other related facilities.

Our investment properties in Shanghai, CITIC Square and Royal Pavilion, remain well let and are providing the Group with satisfactory returns. The Group now wholly owns CITIC Square, a well-known building in Shanghai, after acquiring interests from two minority shareholders.

In 2006, the Hong Kong property market remained active with rentals rising steadily, in particular those of premium properties. As current market rates need to be paid by new tenants and renewals, returns on the Group's overall investment properties will continue to improve. Phase 13 (Chianti) of the Discovery Bay development was completed at the end of 2006 and to date, over half of the units have been sold and delivered. The remaining units will be sold gradually in 2007. The project company has submitted an application to the Government on the development of the next phase. CITIC Pacific's properties in Kowloon Bay and Yuen Long all have re-development potential and we are exploring opportunities and discussing with the Government regarding the relevant approvals. We believe the re-development of these properties will increase their value and in turn bring better returns for the Group.

Aviation

The restructuring of the aviation industry in the second half of 2006 resulted in a HK$2 billion profit for CITIC Pacific, a satisfactory return on investment for our shareholders. At the same time, the Group realized over HK$5 billion of cash from the transaction, further strengthening our financial position. After the restructuring, CITIC Pacific remains a major shareholder of Cathay Pacific, holding a 17.5% interest.

The business of HACTL performed well with an increase in annual profit.

Power Generation

Ligang Phase III (2 x 600MW) passed testing and formally commenced commercial operation in the fourth quarter of 2006. Construction of Ligang Phase IV (2 x 600MW) is progressing well with commercial operation expected in 2007. As the flagship of CITIC Pacific's power generation business, the Ligang Power Station will have installed capacity of 3,800MW, making it one of the largest coal fired power stations in China.

Zhengzhou Phase III (2 x 200MW) also passed testing and entered commercial operation at the end of 2006. We anticipate that profit contribution from our power business will increase greatly in 2007. CITIC Pacific will continue to seek new investment opportunities to further expand the power business.

Civil Infrastructure

The Group's environmental, water projects and tunnels also performed well in 2006. These infrastructure projects provide CITIC Pacific with stable income and cash contribution.

Marketing and Distribution

The businesses of Dah Chong Hong and Sims performed well with increased market share in Hong Kong motor vehicles sales, while the distribution networks in mainland China improved. Profit from our joint venture with Shiseido increased substantially to reach yet another high.

Looking to the Future

Looking ahead, we are confident in the future development of the Group. The continuing rapid and healthy growth of the Chinese economy created excellent investment opportunities and a favorable operating environment for us. CITIC Pacific will continue to leverage our expertise and capture business opportunities. We will also focus more on our core businesses such as Steel, Mining, Property in mainland China and infrastructure projects to achieve higher returns for our shareholders.

On behalf of all the directors, I would like to express my sincere thanks to everyone at CITIC Pacific for their hard work, and to our investors, bankers and everyone else for their continuing support.

Let me also take this opportunity to welcome Mr. Chang Zhenming's return to CITIC Pacific's board as a Director, effective August 2006. Mr. Chang resigned from CITIC Pacific in June 2005 as an Executive Director when he was appointed as President of China Construction Bank. Mr. Chang returned to CITIC Group in 2006 as Vice Chairman and President. His return to the board is an important asset to CITIC Pacific. In January 2007, Mr. Yuen Kee Tong resigned as Deputy Managing Director of CITIC Pacific to take on the position of CEO at CITIC 1616 Holdings Limited which is to be listed. I would like to thank Mr. Yuen Kee Tong for his valuable contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 15 March 2007

Special Steel and Iron Ore Mining

With an annual production capacity of seven million tonnes, CITIC Pacific Special Steel is a leader in the manufacturing of special steel in China. Major products are used in the making of bearings, gears and seamless steel pipes. With the aim to ensure constant supply of iron ore, one of the major raw materials used in the steel making process, CITIC Pacific is undertaking to mine iron ore in Western Australia.



Special Steel

HK$ million	**2006**	2005
Turnover	**15,278**	12,160
Contribution	**1,333**	808
Proportion of total contribution	**17%**	20%
Net assets	**9,129**	5,781
Capital expenditure	**3,674**	2,063

CITIC Pacific Special Steel's ('CP Special Steel') profit increased 65% in 2006 compared to 2005 due to a first time contribution from the Shijiazhuang Steel Mill in the second half of the year, strong growth in exports and increased production. An improved product mix and synergies created from better coordination of raw material purchasing, product sales and marketing also contributed to the profit increase.

In 2006, CP Special Steel sold a total of 5.9 million tonnes of special steel, a 60% increase from 2005. This was due primarily to the acquisition of the Shijiazhuang Steel Mill, which became a member of the Group in July 2006. Exports rose 98% to 725,962 tonnes. Excluding Shijiazhuang Steel, the increase in sales was 6.5%, and the increase in exports was 33%. All three plants operated at close to full capacity.

CP Special Steel, with production capacity of over seven million tonnes, is the largest manufacturer in China of special steel that is used in the making of bearings, gears, springs and steel pipes. The locations of the three steel plants, Jiangyin Xingcheng Special Steel, Xin Yegang Steel and Shijiazhuang Steel, are ideal for market coverage of Eastern, Central and Northern China.



Converter of Jiangyin Xingcheng Special Steel



CITIC Pacific Special Steel
79%
95%
65%†
Jiangyin Xingcheng Special Steel
3m tonnes capacity
Xin Yegang Daye Special Steel*
2m tonnes capacity
Shijiazhuang Steel
2.2m tonnes capacity
North
Shijiazhuang, Hebei Province
East
Jiangyin, Jiangsu Province
Central
Huangshi, Hubei Province

* CITIC Pacific owns 56.6% of Daye Special Steel

† Ultimate shareholding after the registered capital expansion awaiting PRC government approval

Key products of CITIC Pacific Special Steel*

products	2006 market share	production ('000 tonnes) 2006	2005
Alloy tube blank	77%	**575**	557
Alloy spring steel	59%	**385**	326
Gear steel	42%	**716**	560
Bearing steel	31%	**604**	410

** Includes full year production of Shijiazhuang Steel in which CITIC Pacific had no equity interest until July 2006. Statistics from China Special Steel Enterprises Association, and include only registered enterprises.*

Our products are sold to these industries

industries	2006 sales ('000 tonnes)	percentage
Auto components	2,159	37%
Industrial manufacturing	1,372	23%
Metal works	1,030	17%
Power generation	440	8%
Oil and petrochemical	369	6%
Others	237	4%
Railway	185	3%
Shipbuilding	80	1%
Construction	67	1%
Total	5,939	100%

In 2006, the price of special steel products in China declined on average compared with 2005, mainly due to excess capacity in lower quality products. However, for higher quality products, pricing remained firm. Pricing of CP Special Steel's products reflected the overall market trend.

The key to the success of CP Special Steel in a challenging market is the effort management has placed on building brands, and assuring consistent high quality of its products. Jiangyin Xingcheng Special Steel and Xin Yegang are two well recognized and respected brands in China's special steel market. Many of their products are certified by worldwide users such as SKF (Sweden), FAG (Germany), and Caterpillar (United States). Strong brands and trusted product quality are essential in the market's continued demand for CP Special Steel's products. The construction of a new production line at Jiangyin Xingcheng, in co-operation with Sumitomo Metals of Japan, will be completed by the end of the first half of 2007. It will produce premium quality steel for auto components that will be a substitute for similar products that are currently imported. As a result, overall product quality will further improve.

In addition, management's effort in assessing market needs, anticipating and forecasting future demand has also benefited CP Special Steel. 236% growth in the production of steel used in the fast growing railway industry was the result of such effort. Coordinated effort among the three plants in sales and marketing also proved to be important.

To manufacture special steel, essential raw materials such as iron ore, coke, scrap steel, and alloy are used in a process that employs a blasting furnace, either a converter or an electric arc furnace, a ladle refining furnace and a vacuum degassing furnace. This is followed by an efficient continuous casting and rolling process, which is a technology used by all three of CP Special Steel's plants.

Major raw material prices in 2006 remained at high levels. CP Special Steel mainly purchased its scrap steel from the domestic Chinese market. Iron ore was primarily imported from the three major producers – BHP Billiton and Rio Tinto in Australia and CVRD in Brazil, while some was also sourced from India and locally. Even though the FOB price of iron ore supplied to the Asian market that is set by major Australian and Brazilian exporters rose 19.5%, increased Chinese domestic supply and the lower cost of sea freight meant that the overall cost of iron ore did not rise as much. Prices of other raw materials such as scrap steel, coke and alloy declined slightly. For CP Special Steel's three plants, raw material prices in 2006 were lower relative to 2005 due to the above mentioned reasons. Increased direct imports of iron ore from overseas suppliers was another factor.

Special steel manufacturing process



Blasting Furnace
Iron Ore
Coke
Converter*
Ladle Refining Furnace
Continuous Casting Machine
Continuous Rolling Mill
Alloy
Products
Scrap Steel
Electric Arc Furnace
Vacuum / RH Degassing Furnace†

* *Xin Yegang does not use a converter*
† *Shijiazhuang Steel Mill does not use RH degassing*

Consumption of major raw materials

type	2006 ('000 tonnes)	percentage
Iron ore	8,248	57%
Scrap steel	1,896	13%
Coke	1,961	14%
Coal	2,111	15%
Alloy	204	1%

Jiangyin Xingcheng Special Steel ('Jiangyin Xingcheng'): With production capacity of three million tonnes, Jiangyin Xingcheng is a leader in China, manufacturing high-grade special steel used in bearings, gears, springs and high-pressurized tubes. Located in Jiangsu Province, it is strategically situated next to the Yantze River with two 50,000 tonne wharfs, providing efficient transport of its raw materials and finished products.

The plant is equipped with advanced and modern technologies. Its new production line, built in partnership with Sumitomo Metals Kokura of Japan, employs cutting edge technology with the most advanced equipment. Its high-end products will be a substitute for similar products currently imported for use in the manufacturing of auto components. The line is partially operational and will be fully completed by the end of the first half of 2007.

In 2006, Jiangyin Xingcheng sold a total of 2.2 million tonnes of steel, an increase of 17% over 2005. Exports were 304,812 tonnes, a 22% growth. Many of the products have received certification from renowned users worldwide, such as SKF, FAG, and Caterpillar.

Xin Yegang Steel ('Xin Yegang'): Xin Yegang has production capacity of two million tonnes, which includes the capacity of Daye Special Steel, an A-share company in which CITIC Pacific effectively holds a 56.6% interest. Its products include bearing steel, gear steel, spring steel, alloy structure steel, carbon structure steel and seamless steel tubes that are used in the auto, oil, petrochemical, power and industrial manufacturing sectors.

Located in the city of Huangshi in Hubei Province, it is the oldest steel plant in China, dating back to 1908. It is located next to the Yangtze River, with three 5,000 tonne wharfs enabling it to enjoy an advantage in transportation.

In 2006, Xin Yegang sold 1.7 million tonnes of products, a 4% decline from 2005 due to approximately two months of regular maintenance of certain equipment. Exports grew 57% to 181,036 tonnes. One of Xin Yegang's main products, seamless steel tube, continued to achieve excellent returns supported by strong demand. Its production is now 22% of Xin Yegang's product portfolio and is expected to expand further.

Jiangyin Xingcheng Special Steel's products


14%
9%
14%
17%
7%
15%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel
Wire
Others

Xin Yegang Steel's products


9%
10%
13%
8%
21%
22%
3%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel
Seamless tube
Others

Shijiazhuang Steel Mill ('Shijiazhuang Steel'): Located in the city of Shijiazhuang in Hebei Province, Shijiazhuang Steel benefits from the efficient transportation network around Beijing and Tianjin. Established in 1957, Shijiazhuang Steel is now a manufacturer of special steel with a production capacity of over two million tonnes. Its main products, including bearing steel, gear steel, alloy structure steel, carbon structure steel and tube blank, are supplied mainly to the auto component and oil industries.

In July 2006, the Shijiazhuang Steel became a member of the CITIC Pacific Special Steel group. Its performance has improved significantly since then with improvements in product quality, direct sales and marketing. Its new rolling line will further upgrade product quality. The central government's plans for supporting the Bohai Economic Development Zone is expected to trigger a new wave of industrial activity in the region, and Shijiazhuang Steel is well positioned to take advantage of this. Total sales for 2006 were two million tonnes, an 11% increase over 2005. Profitability increased 177%.

Shijiazhuang Steel Mill's products


7%
1%
49%
29%
3%
Bearing steel
Gear steel
Alloy spring steel
Other alloy steel
Tube blank
Carbon structure steel

Looking ahead: The market for special steel in China has been growing steadily with balanced demand and supply supported by not only domestic demand but also international users. The latter is evident in the sharp increase in exports of CP Special Steel in 2006. In 2006, production of special steel was about 10% of total Chinese steel production of 466 million tonnes. This compares to an average 15–20% in industrialized countries. Demand is from fast growing sectors such as auto, shipping, industrial manufacturing, power generation and railways. As the Chinese economy continues to grow, there is little doubt that more special steel will be needed.

Over the past year, CITIC Pacific has spent much effort setting up infrastructure to further integrate the three steel plants under the CP Special Steel umbrella in order to improve management, product quality and market share. CP Special Steel has also made progress in raw material purchasing and marketing.

Going forward, CP Special Steel aims to become a competitive special steel manufacturer globally, and will work accordingly to improve the quality of its products and services. CP Special Steel will also explore opportunities in down stream products in order to achieve vertical integration. Management is confident that CP Special Steel will continue to be a leader in China's special steel sector.

Iron Ore Mining

HK$ million	**2006**	2005
Net assets	**1,852**	–
Capital expenditure	**1,754**	–

CITIC Pacific's three steel plants currently consume approximately eight million tonnes of iron ore annually. In order to secure a stable supply of iron ore for the steel business, CITIC Pacific acquired from an Australian company 100% of a mining right to one billion tonnes of magnetite ore, with rights and options to a further five billion tonnes. The reserve is located in the Pilbara region of northern Western Australia, near the mouth of the Fortescue River. Cape Preston is the name of a point on the coastline about 25km from the inland site of the mine.


Cape Preston
Broome
Dampier
Port Hedland
Karratha
Western Australia
Perth

Structure of mining rights

	Stage One	Stage Two	Stages Three – Six
Assets	Right to mine 1bn tonnes of iron ore	Right to mine 1bn tonnes of iron ore	Options to mining rights to 4bn tonnes of iron ore subject to proceeding with Stage Two
Status	Proven & approved by the Australian Government	To be proven. Extensive drilling/assessment to be completed by June, 2007	Resources to be proven
Consideration	Paid	Obligated to pay once resources proven	Obligated to pay once resources proven and options exercised
Acquisition cost	USD215m paid	USD200m (adjusted by Australian CPI) not yet paid	USD800m (adjusted by Australian CPI) not yet paid
Planned production capacity of processed ore	12mt per annum	12mt per annum	12mt per annum for each 1bn tonnes of iron ore
Production target	2009/2010	2010/2011	–

The right to the first billion tonnes (Stage One) of reserves received approval from the Australian government in June 2006, and the project ('Cape Preston Iron Ore Project') was granted Major Project Facilitations status in December 2006. This was a significant milestone and will be extremely helpful in the project's development.

Additional drilling and tests are being carried out to confirm another one billion tonnes of reserves (Stage Two). This work is expected to be completed in June 2007. Once proven, CITIC Pacific will be under obligation to pay US$200 million for the right.

CITIC Pacific's plan is to sell at cost part of Stage One and Two to partners who will be major users of iron ore in China. Negotiations with potential partners are progressing and are expected to be completed by mid 2007. CITIC Pacific will take the lead managing the project. According to the current plan, the first shipment from Stage One is expected to be in 2009, with full production in 2010.

The project company, CP Mining Management Pty Limited, was incorporated in Australia in May 2006. An experienced Chief Executive and other senior personnel have been appointed. Offices in both Beijing, China, and Perth, Western Australia have been established and are now working closely together.

Magnetite is a ferromagnetic form of iron ore. It is low in iron content and needs to be processed further into concentrate or pellets, which can then be used as raw material in the steel manufacturing process. The estimated conversion ratio of magnetite ore to concentrate/pellet is 3.4 to 1 for the Cape Preston Iron Ore Project. This translates into an annual production of concentrate of 12 million tonnes over an expected mine life of 25 years.

Despite the requirement for processing, the ore body of this project is attractive as it is near the surface and with low variability. In addition, the project is located within close proximity to a natural gas supply line and will be just 25 km from a planned port. Therefore a rail line and train unloading facilities are not required and this should reduce the cost. A slurry pipeline will be built to transport the concentrate. The project will also benefit from China's position as the world leader in magnetite ore processing technology.

In January 2007, CITIC Pacific signed a general construction contract for US$1.1 billion with the China Metallurgical Group Corp. ('MCC') under which MCC is responsible for the project's infrastructure development. This will include the design, construction and installation of the primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities. It also includes procurement of certain mining equipment. Other infrastructure such as a dedicated power station and a desalination plant will be negotiated separately. Based in Beijing, MCC is a construction company that has extensive experience and expertise in similarly large scale iron ore projects in China, Brazil, Iran and Venezuela. MCC has already established an office in Australia.

The success of this project will bring significant economic benefits to CITIC Pacific's special steel business – ensuring a stable supply of this essential raw material, and also, providing a natural hedge to the Group's overall profitability.



Exploration drilling at the Cape Preston Iron Ore Project, Pilbara area of Western Australia

Property

CITIC Pacific, with its experience and expertise in building and managing properties, is increasingly focusing its effort on mainland China where the Group has a large high quality land bank.

The New Westgate Garden



HK$ million	**2006**	2005
Turnover	**8,320**	1,409
Contribution	**2,035**	1,106
Proportion of total contribution	**25%**	28%
Net assets	**20,299**	21,766
Capital expenditure	**2,873**	2,526

Over the past few years, CITIC Pacific has been increasingly focusing on developing properties in mainland China. The Group's property team has extensive experience in building and managing medium and large-scale residential, commercial and hotel projects. CITIC Pacific has a large quality land bank mainly in Shanghai, major secondary cities of the Yangtze Delta area and on Hainan Island.

At the end of February 2007, the Group has approximately 7.8 million square metres of land that can be developed into about 3.3 million square metres of gross floor area over the coming years. In addition, CITIC Pacific is also the prime developer for a site on Hainan Island.

Properties in mainland China

	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
Investment Property					
CITIC Square, Shanghai	Commercial	100%	14,500	109,000	Completed
Royal Pavilion, Shanghai	Serviced apartment	100%	8,800	35,000	Completed
The New Westgate Garden, Retail portion (Phase I), Shanghai	Retail	100%	32,900	16,000 (includes basement)	Completed
Development Property					
New Westgate Garden, Shanghai	Residential	100%			
Phase I			32,900	41,000*	Completed
Phase II			35,300	137,000	2011
Qingpu Residential Development, Shanghai	Residential, hotel, commercial	100%	617,500	438,000	2008 to 2011
Lu Jia Zui Financial District Project, Shanghai	Commercial, hotel, residential	49%	251,400	847,000	2010 to 2015
Jiang Dong District Ningbo, Zhejiang Province	Commercial	99.3%	39,500	98,000	2008 to 2009
Yangzhou, Jiangsu Province	Residential, commercial	100%	328,600	437,000	2008 to 2010
Jiangyin, Jiangsu Province	Residential, commercial	56%	87,200	140,000	2009 to 2010

continued on next page

Properties in mainland China *continued*

	usage	ownership	approx. site area (sq. metre)	approx. GFA (sq. metre)	expected completion date
Development Property					
Binhu District Wuxi, Jiangsu Province	Residential, commercial	70%	2,110,300	240,000 (Phase I)	In phases from 2008 onwards
Shenzhou Peninsula Wanning, Hainan Province	Hotel, retail, residential	80%–99.9%	4,280,400	919,000	In phases from 2008 onwards
Site at Sichuan Beilu Station of Metro Line No. 10, Hongkou, Shanghai	Commercial	90%	13,300	53,000	2010

* *On sale*

GFA = gross floor area i.e. the total area of permitted construction above ground

Shanghai

Shanghai Lu Jia Zui Financial District Project: This project occupies the last significant prime site in Pudong on the south shore of Huangpu River. Once completed, the project will include commercial, residential, hotels and grade-A office buildings.

CITIC Pacific formed a joint venture with the China State Shipbuilding Corporation to develop the site. CITIC Pacific's interest in the joint venture is 49% and is responsible for managing the project.

The project site, previously used as a shipyard, is about 251,400 square metres and a total gross floor area of about 847,000 square metres is approved to be built. Development of the site will be in phases. Phase I (about 260,000 square metres) will have two landmark office towers, a hotel and serviced apartments. Design work for this phase is in progress while site preparation for the foundation work is underway. Subject to government approval of a building scheme, foundation work for this phase could begin as soon as the third quarter of 2007.

Qingpu Residential Project: Through the end of February 2007, CITIC Pacific had acquired a total of 617,500 square metres of land in the Qingpu District in the western part of Shanghai. This area will be developed into low density residential and commercial buildings with a gross floor area of approximately 438,000 square metres. The approval of the master planning design for the entire development was obtained in October 2006. Foundation work for Phase I (about 10,100 square metres) has been completed, and construction is scheduled to begin in the second quarter of 2007.

The New Westgate Garden residential project is located in the Huangpu District of Shanghai, adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance of a future subway station of the new Metro Line 8.



Shanghai Lui Jia Zui Financial District Project

Phase I (gross floor area of 127,000 square metres) was completed in June 2006, and, through the end of February 2007, 68% of the residential units had been sold. Phase II will commence after the remaining site is cleared.

Once completed, this project, with a gross floor area of approximately 264,000 square metres, will include residential towers, a multi-storey commercial complex with retail shops, and a basement car park.

Sichuan Beilu Station of Metro Line No. 10, located in Hongkou District, is situated above the Sichuan Beilu Metro Station currently under construction. The development has an area of about 13,300 square metres and will be an office and retail complex with a gross floor area of about 53,000 square metres.

CITIC Pacific and Shanghai Shentong Metro Assets Management Co. jointly acquired the site in January 2007. The design of this property will take advantage of the pedestrian flow generated by the Sichuan Beilu Metro Station. Preliminary design is underway, and completion of the development is planned for 2010, which should coincide with the operational launch of Metro Line No.10.

CITIC Square, 100% owned by CITIC Pacific, is a Grade A office tower in Nanjing Xi Lu. It has an occupancy rate of 100% and rentals have been rising steadily.

Royal Pavilion, 100% owned by CITIC Pacific, is a luxury serviced apartment with 86% occupancy and stable rental income.

Other Cities

In **Ningbo**, Zhejiang Province, CITIC Pacific is building a commercial office and retail project with a total gross floor area of approximately 98,000 square metres. Construction of the superstructure began in March 2007, and completion is expected in 2008–2009.

In **Yangzhou**, Jiangsu Province, CITIC Pacific has 328,600 square metres for the development of a residential and commercial project with a gross floor area of 437,000 square metres. Construction of the Phase I (about 98,000 square metres) superstructure is scheduled to begin in the second quarter of 2007.

In **Jiangyin**, Jiangsu Province, CITIC Pacific and Wuxi Guolian Group are co-developing Jiangyin Xingcheng's old steel mill site in the eastern city centre into a residential and commercial property. The site is approximately 87,000 square metres with a gross floor area of about 140,000 square metres. Design work is in progress and site work is expected to begin in the second half of 2007.

In **Wuxi**, Jiangsu Province, CITIC Pacific and Wuxi Guolian Group have formed a joint venture company to develop a residential and commercial property in the Binhu District. The site, with an area of about 2,110,000 square metres, is located in front of scenic Taihu Lake, and is within 15-20 minutes driving distance from the city centre. The project will be developed in phases. Construction work for Phase I (about 240,000 square metres) is scheduled to begin in the second half of 2007. Site formation work is in progress.

In **Hainan** Province, a resort type real estate project in **Shenzhou Peninsula**, Wanning City is progressing well. The site has a planning area of 38 square kilometres, with four south facing beaches and eight kilometres of scenic coastline. About 16 square kilometres can be developed into a world class resort. As part of a new express railway line along the east coast of Hainan connecting cities of Haikou and Sanya, a railway station will be built in Wanning City which is about five to six kilometres from the Shenzhou Peninsula site. This new express railway line, constructed by the Hainan government with a completion target of 2010, will greatly improve the accessibility of the Shenzhou Peninsula site from Hainan's international airports in Haikou and Sanya.

CITIC Pacific, as the prime developer, is responsible for the overall planning, design, and infrastructure.

Government approval for the conceptual master plan for the whole 38 square kilometres and the detailed master plan for 15 square kilometres were obtained.

Through the end of February 2007, CITIC Pacific had acquired 4.28 square kilometres of land. Design work for Phase I, which consists of hotels, retail space and golf courses, is in progress with site work set to begin in the second half of 2007.

Hong Kong

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its launch in 1973, Discovery Bay has become a fully integrated, self-contained suburban multinational residential community. Situated on the northeastern shore of Lantau Island, and adjacent to the Disney Theme Park, Discovery Bay is endowed with open space. Recreational and leisure facilities include a private beach, central park, scenic promenade, golf courses, and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay. It has a gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). Occupation permit for Chianti (Phase 13), which has a gross floor area of 50,000 square metres, was obtained in April 2006. Sales began in March 2006. Through the end of February 2007, 239 units out of 530 had been sold.

A hotel development of 25,000 square metres of gross floor area at the northern part of Discovery Bay is being planned with construction scheduled to begin in the second quarter of 2007.

CITIC Tower, 40% owned by CITIC Pacific, which serves as the Group's headquarters, is a landmark on the Hong Kong waterfront. It includes 52,200 square metres of offices, retail shops and restaurants. The building is currently 91% occupied. Rentals improved substantially in 2006.

The robust Hong Kong economy has led to an improvement in rentals of CITIC Pacific's other investment properties in 2006.

Properties in Hong Kong

	usage	ownership	approx. GFA (sq. metre)
Investment Property			
CITIC Tower	Commercial	40%	52,000
DCH Commercial Centre	Commercial	100%	36,000
Wyler Centre	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre	Industrial	100%	30,000
Others	Various	100%	50,000
Development Property			
Discovery Bay	Residential township	50%	261,000
including Chianti (Phase 13)			50,000

Aviation

	location	ownership
Cathay Pacific	Hong Kong	17.5%
HACTL	Hong Kong	10%
Air China Cargo	Beijing	25%

HK$ million	**2006**	2005
Cathay Pacific	**941**	911
HACTL	**112**	103
Air China Cargo	**(1)**	44
Aviation restructuring	**2,236**	-
Contribution	**3,288**	1,058
Proportion of total contribution	**41%**	27%
Net assets	**9,843**	12,397

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong providing top quality services to 104 destinations around the world. Together with its subsidiaries Dragonair and Air Hong Kong, the Group serves more than 120 destinations with a fleet of 149 aircraft.

In September 2006, Air China, CNAC, Cathay Pacific, CITIC Pacific and Swire Pacific concluded the much anticipated restructuring of the Hong Kong aviation industry. As a result, Dragonair is now a wholly owned subsidiary of Cathay Pacific. CITIC Pacific's interest in the enlarged group has been reduced to 17.5%. The restructuring created one of the strongest airline groups in the world and strengthened Hong Kong and Beijing as twin aviation hubs in the Asia Pacific region. It also provides Cathay Pacific customers access to the world's fastest growing aviation market in China, strengthening Cathay's ability to compete globally.

Cathay Pacific achieved record volume in both passenger numbers and freight volume in 2006. Passengers increased by 8% to 16.7 million. Freight volume increased by 7% to 1.2 million tonnes.

HACTL (www.hactl.com) operates SuperTerminal 1, the largest air cargo terminal in the world. In 2006, it set a new record with total cargo tonnage of 2.6 million tonnes, a 5.3% increase from 2005.

SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum.

Air China Cargo Co., a joint venture in which CITIC Pacific has a 25% interest, handles all of Air China's international and domestic cargo and related ground service businesses. Total freight volume in 2006 was 817,178 tonnes, an increase of 15% from 2005. At the end of 2006, the Company employed nine freighter planes and used the belly space in Air China's 196 passenger planes to carry cargo.

Power Generation

in HK$ million	**2006**	2005
Contribution	**268**	368
Proportion of total contribution	**3%**	9%
Net assets	**6,244**	5,652

In 2006, CITIC Pacific owned a total attributable capacity of 4,800MW, an increase of 50% from 2005 due to the commissioning of **Ligang Phase III** (2 x 600MW) and **Zhengzhou Phase III** (2 x 200MW) at the end of the year.

Total electricity generated in 2006 by all power plants in which CITIC Pacific had an interest was 84 billion kwh, an increase of 10.5% compared with 2005. The increase was due principally to an increase at North United Power. Utilisation rates at most plants experienced a decline as new capacity was added in most regions in China. However, even at reduced utilization levels, most plants operated above their designed utilisation rates.

During 2006, the price of coal increased modestly over 2005. Tariff increases implemented in early July brought much needed relief to power producers. In addition, management at our plants paid much attention to sourcing better quality coal which in turn lowered standard coal prices at most plants. As a result, performance improved and profitability increased compared with last year.

CITIC Pacific's attributable capacity



MW
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Ligang Phase IV
North United Power
02
03
04
05
06
07
Attributable Forecast

The reported lower contribution is a result of an impairment loss on Jilin Power Station which CITIC Pacific sold in the second half of 2006 and a loss arising from the share reform of an A-share company within North United Power.

Ligang Phase IV (2 x 600MW) is progressing on schedule with completion targeted for the second half of 2007.

CITIC Pacific's total attributable generation capacity will reach 6,161MW by the end of 2007.

Our team of power professionals continues to work to ensure a stable supply of coal and to improve the efficiency of our plants.

Operational statistics of CITIC Pacific's power plants

						electricity generated			heat generated		
power plant	location (province)	installed capacity (MW)	% ownership	type	utilisation hours	2006 (m kWh)	2005 (m kWh)	% change	2006 (kGJ)	2005 (kGJ)	% change
Ligang	Jiangsu			Coal fired							
I & II		1,440*	65		5,600	8,064	8,510	-5	NA	NA	NA
III		1,200	71.4		Operation began in late 2006						
Hanfeng	Hebei	1,320	15	Coal fired	6,009	7,931	8,552	-7	NA	NA	NA
Huaibei	Anhui	600	12.5	Coal fired	5,044	3,026	3,671	-18	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	4,761	595	671	-11	NA	NA	NA
North United	Inner Mongolia	9,988	20	Coal fired	6,490	57,834	47,091	23	43,268	39,417	10
Zhengzhou	Henan			Co-generation							
I & II		600	50		5,546	3,328	3,424	-3	5,082	5,230	-3
III		400	50		Operation began in late 2006						
Hohhot	Inner Mongolia	400	35	Co-generation	6,853	2,741	2,891	-5	2,078	2,129	-2
Weihai	Shandong	36	49	Co-generation	4,317	155	161	-4	3,592	3,323	28
Chenming	Shandong	24	49	Co-generation	7,608	183	194	-6	3,275	3,434	-5

* *Additional 40MW were added to Ligang Phase II at the beginning of July 2006*

Civil Infrastructure

	location	ownership	franchise till
Eastern Harbour Tunnel	Hong Kong		
Road		71%	2016
Rail		50%	2008
Western Harbour Tunnel	Hong Kong	35%	2023
Four waste treatment facilities	Hong Kong	20 – 50%	–
Laogang Phase IV Landfill	Shanghai	30%	–

in HK$ million	**2006**	2005
Contribution	**469**	413
Proportion of total contribution	**6%**	10%
Net assets	**2,533**	2,351


Kowloon
Western Harbour Tunnel
Cross Harbour Tunnel
Eastern Harbour Tunnel
Hong Kong

The **Eastern Harbour Tunnel** (www.easternharbourtunnel.com.hk) registered an average daily traffic of 61,010 vehicles, a 4.5% decline from 2005.

The **Western Harbour Tunnel** (www.westernharbourtunnel.com) is a key section of the Route 3 highway linking Hong Kong Island with mainland China and Chek Lap Kok Airport. Average daily traffic in 2006 was 44,373 vehicles, an increase of 7.7% over 2005.

CITIC Pacific has a 35% interest in the company that manages the Cross Harbour Tunnel under contract from the government.

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes daily waste processing capacity, and a landfill site with a 43 million cubic metre capacity. In 2006, a total of 3.1 million tonnes of waste was processed.

In Shanghai, CITIC Pacific has an interest in Phase IV of the Laogang Municipal Waste Landfill. A total of 1.8 million tonnes of municipal waste was processed in 2006.

Marketing and Distribution

	location	ownership
Dah Chong Hong	Hong Kong	100%
Sims Trading	Hong Kong	100%

in HK$ million	**2006**	2005
Turnover	**13,222**	10,984
Contribution	**275**	232
Proportion of total contribution	**3%**	6%
Net assets	**4,012**	3,636

Motor Vehicle Trading

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products. It has operations in Hong Kong and mainland China, as well as businesses in Japan, Singapore and Canada.

in HK$ million	**2006**	2005
Turnover	**7,738**	5,559
Contribution	**199**	146

Hong Kong Motor Vehicle Sales

With 30% market share in 2006, Dah Chong Hong is one of the largest distributors of motor vehicles in the territory. It distributes a wide range of vehicles:

type	brands
Passenger cars	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen
Commercial vehicles	Isuzu, MAN, Nissan, UD Nissan Diesel

Dah Chong Hong vehicle sales in Hong Kong



Units
9,673
2,489
7,184
02
7,005
2,310
4,695
03
8,470
2,931
5,539
04
9,439
2,938
6,501
05
9,712
2,831
6,881
06
Passenger
Commercial

In 2006, Dah Chong Hong's market share increased by 1.2 percentage points, despite an overall decline of 2% in the Hong Kong market for motor vehicles.

In addition to car sales, DCH Motor is engaged in after-sales service and inspection centre operations, parts retail and distribution, leasing, used-car sales, fleet management, and aviation ground support services. The Dah Chong Hong Motor Service Centre in Kowloon Bay is the largest of its type in Hong Kong.

Mainland China Motor Vehicle Sales

Dah Chong Hong distributes imported and domestically manufactured vehicles through local partners. Unlike Hong Kong, most distributorships are not exclusive in the Chinese domestic market.

type	brands (Dah Chong Hong & partners)	
Passenger cars	Imports:	Bentley, Nissan, Opel, Renault
	Domestic:	Beijing Hyundai, Dongfeng Honda, Dongfeng Nissan, FAW Toyota, Dongfeng Yuda Kia, FAW Audi, FAW Mazda, Guangzhou Honda, Haima, SGM
Commercial vehicles	Imports:	Isuzu, Iveco, MAN
	Domestic:	Naveco, Qingling

Dah Chong Hong vehicle sales in mainland China



Units
13,740
4,306
9,434
02
14,103
7,932
6,171
03
12,527
4,902
7,625
04
9,409
1,655
7,754
05
17,528
2,885
14,643
06
Passenger Car
Commercial Vehicle

China's motor vehicle market grew by 25% in 2006, with sales of over seven million vehicles. The passenger car market grew 30% year-on-year with sales of over five million units. Dah Chong Hong sales increased 86% over 2005. This significant increase was due to expansion of its sales and marketing network as well as to the resumption of its Isuzu import business. During the year, Dah Chong Hong successfully secured six dealerships, raising the total number of vehicle dealerships in mainland China to 24. Among the additions were Mercedes-Benz, FAW Audi, FAW Mazda and Dongfeng Honda.

China's vehicle market has experienced tremendous growth and Dah Chong Hong is committed to the long-term opportunities in China. In the near term however, the market will become increasingly competitive and challenging. With an established network and over 50 years of expertise, Dah Chong Hong is well positioned to cope with the market changes and challenges of the years ahead.

Non-Motor Trading

in HK$ million	**2006**	2005
Turnover	**5,484**	5,425
Contribution	**76**	86

The non-motor trading business includes Dah Chong Hong and Sims. **Dah Chong Hong** distributes in Hong Kong, Macau and mainland China a wide range of consumer and commodity food products including frozen meat, rice, edible oils, and Chinese foodstuffs; as well as cosmetics, home electrical appliances, and audio visual equipment.

Sims specializes in the distribution of branded fast moving consumer goods, including food, beverage, household, and healthcare products for the retail and catering markets. Some of the brands represented by Sims are Pocari Sweat, Ovaltine, Almond Roca, Barilla, and Heinz for the Hong Kong market; and Ferrero, Pringles, Wyeth, Almond Roca, Smirnoff, Guinness, and Bailey's for the domestic Chinese market. Sims also provides third party logistics services to major companies such as 7-Eleven, Heineken, Pizza Hut, Wynn Casino & Resort, Walmart, Unilever, and Lee Kum Kee.

Hong Kong and Macau: Dah Chong Hong's diversified product portfolio enables it to mitigate business risks. In 2006, animal disease had an adverse impact on its food trading business. Yet in its business selling Shiseido cosmetics, it was able to capitalize on a demand surge due to a rebound in the local economy as well as to an expansion of its distribution network. These factors resulted in record performance in both turnover and profits.

Sims also had an encouraging year in 2006. Its logistics services section won the Hong Kong Trade Development Council's 'Hong Kong Logistics Award 2006' and the Global Institute of Logistics' '2006 Best Regional Third Party Logistics Company'. In Macau, Sims is the biggest logistics services provider for Wynn Casino & Resort, and is providing services to a growing number of hotels and casinos.

Mainland China: In 2006, Dah Chong Hong and Sims made significant progress in the transition from just distribution to providing higher value-added services. A joint venture between Sims and Otsuka of Japan for the production of Pocari Sweat for domestic and export sales began operation in Southern China in July 2006. An edible oil storage and processing plant in Xinhui began operations in the same month. In terms of logistics, Sims' bonded and non-bonded warehousing, re-packing, customs clearance, and cargo forwarding establishments in Xinhui began full operations in late 2006 providing a one-stop total supply chain management ('SCM') solution to its principals and third-party customers. The Pearl River delta remains the key region for the further development of Dah Chong Hong and Sims' SCM initiatives but in time will extend to nationwide coverage by linking with the mature operations in Shanghai and Beijing.

Communications

	location	ownership
CITIC 1616	Hong Kong	100%
CPCNet	Hong Kong	100%
CITIC Guoan	Beijing	50%
CTM (Macau Telecom)	Macau	20%

in HK$ million	**2006**	2005
Turnover	**1,731**	1,219
Contribution	**367**	(31)
Proportion of total contribution	**5%**	(1)%
Net assets	**2,557**	2,218

CITIC 1616 (www.citic1616.com) is a leading telecom hub based provider in Asia, interconnected to about 240 international telecom and mobile carriers in approximately 50 countries/areas. Over 77% of its traffic is inbound to and outbound from mainland China. In January 2007, the Company applied for a listing on the Hong Kong Stock Exchange, which was approved in March.

Companhia de Telecomunicacoes de Macau ('CTM'), 20% owned by CITIC Pacific, is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR.

CITIC Guoan's primary business is its 41.6% interest in CITIC Guoan Information Industry Co., Ltd. ('Guoan Information'), a Shenzhen Stock Exchange A-share listed company. Guoan Information operates cable TV networks in 18 cities and one province in mainland China with over 6 million subscribers. Guoan Information also has interests in systems integration, software development, hotel management, salt lake consolidated resources developement and property development.

CPCNet Hong Kong (www.cpcnet.com) provides Internet services to corporate customers in the Greater China area.

Financial Review

Introduction

CITIC Pacific's 2006 Annual Report includes a letter from the Chairman to shareholders, the final accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') which have been converged with International Financial Reporting Standards.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 31 December 2006 was HK$8,272 million, an increase of 107% compared with HK$3,989 million in 2005. The reasons for the increase in profit are described below.



HK$ million
3,835
1,148
3,534
3,989
8,272
02
03
04
05
06

Business Segments Contribution

The Contribution (Note) made by major business segments in 2006, compared with 2005, were:

HK$ million	actual **2006**	2005	change 2006 – 2005
Special Steel	**1,333**	808	525
Property	**2,035**	1,106	929
Aviation	**3,288**	1,058	2,230
Power Generation	**268**	368	(100)
Civil Infrastructure	**469**	413	56
Marketing & Distribution	**275**	232	43
Communications	**367**	(31)	398
Fair Value change of Investment Properties	***1,077***	*755*	*322*

Note: Please refer to Definition of Terms on page 65.

Compared the contribution for the year 2006 with last year:

- Special Steel: Turnover of Special Steel increased from HK$12 billion in 2005 to HK$15 billion in 2006. Contribution increased significantly due to continuing good performance of Jiangyin Steel Plant and Xin Yegang Steel Plant including the contribution from Daye Special Steel which was acquired in November 2005. Shijiazhuang Steel Plant acquired during the year contributed HK$119 million.

- Property: Excluding the revaluation surplus of investment properties in both year, contribution increased by 84% mainly due to the profit from the sale of 50% interest in Festival Walk, and profit recognized on completion of Shanghai Westgate Garden and Chianti at Discovery Bay in 2006. In 2005, there were also profits from the sales of properties including a piece of land at Hung Shui Kui in the New Territories. Excluding the effect due to the disposal of Festival Walk, rental income recorded good growth.

- Aviation: Cathay Pacific reported 24% increase in net profit for the year. Despite the fact the Group reduced its shareholding in Cathay Pacific from 25.4% to 17.5% and disposed all of its 28.5% interest in Dragonair during the year in connection with the restructuring of aviation business, recurring contribution in 2006 almost levelled that of 2005. In addition, profit of HK$2.2 billion was recognised from the restructuring of aviation business.

- Power Generation: Excluding the impairment loss of HK$152 million of Jilin Power Station and a loss of HK$56 million arose from the share reform plan of a mainland listed company under North United Power Group, contribution increased by 29% in 2006.

- Civil Infrastructure: Contribution from both vehicular tunnels increased. Toll charges of Eastern Harbour Tunnel have been increased since May 2005.

- Marketing & Distribution: Turnover increased by 20% to HK$13 billion in 2006 with contribution increased by 19%. The contribution from motor business in both Hong Kong and the PRC improved. The performance of non-motor businesses during the year was affected by the challenging market and project development costs.
- Communications: Profit of CITIC 1616's telecom operations increased by 93% in 2006 but was partly offset by the costs of the Group's other developing businesses. The result of CTM was relatively stable. A profit of approximately HK$170 million arose from the share placement by Guoan Information in 2006. There was a loss of approximately HK$190 million in 2005 as a result of Guoan Information's share reform plan.
- Fair value change of investment properties: Increase in fair value of investment properties as a result of a revaluation reflecting the current market condition.

Contribution


HK$ million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Special Steel
Property
Aviation
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications
Fair Value Change of Investment Properties
2005
2006

The Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.



Contribution %
Assets at Book Value %
4%
26%
70%
25%
75%
2005
2006
2%
38%
60%
6%
52%
42%
2005
2006
For the year ended 31 December
As at 31 December
Hong Kong
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised decreased from HK$596 million to HK$590 million mainly due to the increase in capitalised interest related mainly to various PRC property projects while weighted amount of borrowings increased. The weighted average cost of debt in 2006 was 5.2% compared to 4.3% last year.

Treasury Policy and Risk Management

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

Foreign Currency Exposure

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency and thus the RMB exchange swap market is not readily available or efficient at this time. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US dollars. As the Group's investment in mainland China is expanding, CITIC Pacific has an increasing exposure to the Renminbi. As at 31 December 2006, around HK$35 billion or 52% of the Group's total assets were based in mainland China (2005: HK$23 billion, or 38%).

Interest Rate Exposure

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc.

Employment of Derivative Products

The Group employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Derivative transactions are only used for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Cash Flow

By design, majority of the Group's debt is raised at the holding company level (except for project based financing or arrangement limited by regulation such as RMB borrowings). As such, the actual net amount of cash flow from each business to the Group is an important indicator as to the Group's ability to service its debts. Following is a summary of cash contributions by each business segment in the year 2006 compared to the year 2005:

HK$ million	**2006**	2005
Special Steel	**500**	143
Property	**7,821**	1,996
Aviation	**5,975**	767
Power Generation	**213**	449
Civil Infrastructure	**476**	407
Marketing & Distribution	**57**	256
Communications	**347**	413
Others	**79**	57
Total	**15,468**	4,488

For the year ended 31 December 2006, the Group's cash flow was very strong. Special Steel sector contributed higher cash flow as prior years retained profits were distributed during the year. Property sector continued to generate strong cash flow from both recurring rental income and property sale. In addition, disposal of 50% interest in Festival Walk also contributed HK$6.1 billion. Cash contribution from Aviation sector was stable. In addition, HK$5.2 billion was received from aviation restructuring. Cash contribution from Power Generation sector decreased as the 2005 final dividend declared by Ligang Power Station was retained for reinvestment in Ligang Phase IV. Civil Infrastructure sector also contributed higher cash flow mainly attributable to the strong performance of tunnel operations. Cash contribution to the Group from Marketing & Distribution decreased for the year as cash generated from operations was utilised by the business unit to invest in new project.

Summary of Consolidated Cash Flow Statement

HK$ million	**2006**	2005
Net Cash generated from / (invested in) consolidated activities	**4,302**	2,063
jointly controlled entities	**220**	(59)
associated companies	**1,132**	1,504
other financial assets	**11**	1
Sale of business interests and marketable securities	**12,313**	481
Capital expenditure and investment in new businesses	**(9,451)**	(5,971)
Tax	**(315)**	(227)
Net interest paid	**(751)**	(601)
	7,461	(2,809)
Dividends paid	**(3,072)**	(2,412)
(Decrease) / Increase in borrowings	**(3,376)**	5,330
Repurchase of shares	**(35)**	–
Share options exercised	**87**	16
	(6,396)	2,934
Increase in cash and cash equivalents	**1,065**	125

Cash Flow from Operations


HK$ billion
15
10
5
0
02
03
04
05
06
Special Steel
Property
Aviation
Power Generation
Civil Infrastructure
Marketing & Distribution
Communications & Others
Sale of Businesses

Cash Flow per Share


HK$
4.6
1.1
3.5
4.0
2.8
1.2
1.7
0.1
1.6
2.1
0.1
2.0
7.0
2.3
4.7
02
03
04
05
06
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Group Debt and Liquidity

The financial position of the Group as at 31 December 2006, as compared to 31 December 2005, is summarised as follows:

HK$ million	**2006**	2005
Total debt	**18,293**	21,218
Cash and bank deposits	**3,679**	2,579
Net debt	**14,614**	18,639

Leverage

Net debt divided by total capital was 24% at 31 December 2006 compared with 32% at the end of 2005.



HK$ billion
70
60
50
40
30
20
10
0
02
03
04
05
06
14%
12%
25%
32%
24%
Total Capital
Net Debt / Total Capital %
Net Debt

Total Debt

Total debt decreased mainly due to strong cash flow. As at 31 December 2006, outstanding loans maturing within one year amounted to HK$1.7 billion or 9% of the total debt. On the other hand, the Group had cash and deposits with banks of HK$3.7 billion on that date.

For the year ended 31 December 2006, the Group's average borrowing costs was about 5.2% compared with 4.3% for the last year. For the description on the Group's average borrowing costs, please refer to 'Interest Rate Exposure'.



HK$ billion
25
20
15
10
5
0
4.6%
4.6%
3.4%
4.3%
5.2%
02
03
04
05
06
After fifth year
In the third to fifth year inclusive
In the second year
In the first year
Average borrowing costs

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

HK$ million	2007	2008	2009	2010	2011	2012 and beyond	total	percentage
Parent Company	27	8	624	3,052	3,510[1]	6,294[2]	13,515	74%
Subsidiaries	1,662	1,351	958	249	558	0	4,778	26%
Total Maturing Debt	1,689	1,359	1,582	3,301	4,068	6,294	18,293	100%

1. *Including a US$450 million global bond due in 2011 which was issued by a wholly owned special purposes vehicle.*

2. *Including a JPY8.1 billion floating rate note due in 2035 which was issued by a wholly owned special purposes vehicle.*

Available Sources of Financing

In addition to cash and deposits balance of HK$3.7 billion as at 31 December 2006, the Group had undrawn available loan facilities totaling HK$16.8 billion, of which HK$14.7 billion was in committed long term loans and HK$2.1 billion of money market lines. Besides, available trade facilities amounted to HK$2.2 billion. Borrowings by sources of financing as at 31 December 2006 is summarised as follows:

HK$ million	total facilities	outstandings	available facilities
Committed Facilities			
Term Loans	28,020	13,328	14,692
Global Bonds	3,510	3,510	0
Private Placement	406	406	0
Total Committed	31,936	17,244	14,692
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	3,134	1,027	2,107
Trade Facilities	2,766	591	2,175

Undrawn Available Committed Facilities by Maturity (Total HK$14.7 billion)



HK$ billion
0.1
0.9
5.9
7.8
2007
2008
2009 to 2011
2012 & beyond

As at 31 December 2006

Undrawn Available Facilities by Type (Total HK$19 billion)



11%
12%
77%

As at 31 December 2006

Term Loan Money Market Trade

In addition to the above summarised facilities, the Company established Cooperative Agreements with major PRC banks. Under such agreements, general credit limits have been granted to us to support the Group's funding requirements. Utilisation of these facilities will be subject to the banks' approval on a project-by-project basis in accordance with PRC banking regulations. As at 31 December 2006, total of around RMB66 billion credit limit under such arrangements remained available, of which RMB30 billion have been specifically allocated to Iron Ore Mining, Special Steel, Hainan property projects, and various other projects in the mainland.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific has been in compliance with all of its loan covenants.

	covenant limits	actual 2006
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$49 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.37
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	1%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Interest Cover

EBITDA divided by interest expense for year ended 31 December 2006 was 20 compared to 11 in 2005, due to the 85% increase in EBITDA and a 1% decrease of interest expenses.



HK$ billion
14
12
10
8
6
4
2
0
12x
8x
15x
11x
20x
02
03
04
05
06
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Credit Ratings

The current long term credit ratings of the Company are Ba1 by Moody's Investor Service and BB+ by Standard & Poor's. For both ratings, the credit outlook is stable. The Group's new investments, which focus mainly in the areas where CITIC Pacific has greatest expertise, are expected to contribute significantly in both profit and cash flow to the Group in the coming years. The credit profile of the Group will be improved in due course. The Group's objective is to maintain its financial discipline when expanding its businesses.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve know and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Shareholders' funds	39,827	41,426	37,580	40,650	40,781	41,742	37,848	36,921	39,103	**46,510**
per share (HK$)	18.72	19.47	17.67	18.51	18.62	19.07	17.29	16.84	17.83	**21.18**
Debt										
Debt	23,302	22,075	18,563	15,709	14,639	9,267	10,528	14,580	21,218	**18,293**
Bank deposits	710	900	8,044	5,201	4,631	2,545	5,511	2,417	2,579	**3,679**
Net debt / total capital	36%	34%	22%	21%	20%	14%	12%	25%	32%	**24%**
Interest cover (times)	6	4	4	5	6	12	8	15	11	**20**
Capital employed	63,129	63,501	56,143	56,359	55,420	51,009	48,376	51,501	60,321	**64,803**
Property, plant and equipment	4,642	5,085	5,157	6,530	7,782	5,601	5,696	7,344	10,063	**10,593**
Investment properties	3,534	5,299	5,374	5,531	5,357	8,493	7,923	8,115	8,645	**9,604**
Properties under development	1,225	227	240	246	460	586	679	1,672	1,849	**2,712**
Leasehold land	1,055	1,135	1,123	1,102	1,076	1,094	1,194	1,596	1,618	**1,712**
Jointly controlled entities	859	831	1,396	2,019	2,365	3,582	4,085	7,852	10,583	**15,051**
Associated companies	38,682	38,732	20,859	23,497	22,704	22,183	22,584	21,439	23,300	**16,506**
Other financial assets	11,170	11,548	14,511	9,264	8,070	7,092	1,027	1,121	929	**2,819**
Stockmarket capitalisation	65,520	35,530	62,230	60,720	37,993	31,514	43,332	48,444	47,038	**58,952**
Number of shareholders	8,642	14,987	13,506	9,808	11,044	12,260	12,198	11,554	11,262	**10,433**
Staff	11,800	11,871	10,490	11,354	11,733	11,643	12,174	15,915	19,174	**23,822**

For the year (HK$ million)										
Net profit after tax										
Net profit after tax	7,195	2,622	2,729	3,283	2,084	3,835	1,148	3,534	3,989	**8,272**
per share (HK$)	3.37	1.23	1.28	1.49	0.95	1.75	0.52	1.61	1.82	**3.77**
Contribution by major businesses										
Special Steel	2	18	22	29	95	126	178	438	808	**1,333**
Property	1,581	264	734	414	625	886	355	559	1,106	**2,035**
Aviation	702	(11)	659	1,475	324	1,263	421	1,398	1,058	**3,288**
Power Generation	170	230	440	314	281	245	229	439	368	**268**
Civil Infrastructure	1,099	1,382	1,292	1,320	1,362	1,238	635	329	413	**469**
Marketing & Distribution	360	330	230	226	119	227	264	284	232	**275**
Communications	322	65	51	92	277	521	230	133	(31)	**367**
Consumer Credit	84	167	-	-	-	-	-	-	-	**-**
Fair value change of investment properties	-	-	-	-	-	-	(587)	181	755	**1,077**
EBITDA	5,706	4,739	4,763	5,238	3,921	5,691	3,126	5,666	6,412	**11,882**
Dividends per share (HK$)										
Regular	0.70	0.70	0.75	0.85	0.80	1.00	1.00	1.10	1.10	**1.10**
Special	0.30	-	2.00	-	-	1.00	-	-	-	**0.6**
Cover (times)	2.7	1.8	1.7	1.8	1.2	1.8	0.5	1.5	1.7	**3.4**

Note:

Prior years' figures have been restated to reflect the Group's adoption of Hong Kong Financial Reporting Standards except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices to ensure they meet stakeholders' expectations, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

Throughout the year of 2006, CITIC Pacific has complied with all Code Provisions in the Code of Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have fully complied with the required standard set out in the Model Code throughout the year of 2006.

Board of Directors

The Board currently comprises eleven executive and seven non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out in the 2006 Annual Report). Independent non-executive directors are nearly one-quarter and the non-executive directors are about one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2006. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2006 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Carl Yung Ming Jie	4/4		
Mr Leslie Chang Li Hsien	4/4		
Mr Vernon Francis Moore	4/4		
Mr Li Shilin	2/4		
Mr Liu Jifu	4/4		
Mr Chau Chi Yin (appointed on 1st April 2006)	3/3		
Mr Milton Law Ming To (appointed on 1st April 2006)	3/3		
Mr Wang Ande (appointed on 1st April 2006)	3/3		
Mr Norman Yuen Kee Tong (resigned on 8th January 2007)	4/4		
Mr Yao Jinrong (resigned on 1st April 2006)	0/1		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	3/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	2/2
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		2/2
Non-executive Director			
Mr Willie Chang	4/4	3/4	2/2
Mr André Desmarais (Two of the meetings were attended by the alternate of Mr André Desmarais)	4/4		
Mr Chang Zhenming (appointed on 21st August 2006)	0/1		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently seven non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principle role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and senior management, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and senior management, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2006, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and senior management. No executive director has taken part in any discussion about his own remuneration. Its members comprise:

Mr Norman Ho Hau Chong – Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

Two meetings were held in 2006. All Committee members are non-executive directors and a majority including the Chairman are independent.

The fee for each individual director sitting on the Board is HK$150,000 per annum. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 per annum and HK$50,000 per annum respectively.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are experienced, high calibre individuals. During the year, appointment of Mr Chau Chi Yin, Mr Milton Law Ming To and Mr Wang Ande as new directors was put to the full Board for approval. They were re-elected by shareholders at the first annual general meeting after their appointment. Mr Chang Zhenming is a director appointed by the Board on 21st August 2006 and will be subject to re-election at the forthcoming annual general meeting.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$9 million (2005: HK$8 million), in addition approximately HK$3 million (2005: HK$1 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of recurring audit services of subsidiaries performed by other auditors amounted to approximately HK$9 million (2005: HK$8 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and a majority including the Chairman are independent. Its members comprise:

Mr Alexander Reid Hamilton - Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external.

During 2006, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; reviewed the Group's adherence to the Code Provisions in the Code of Corporate Governance Practices. As a result, they recommended the Board to adopt the interim and annual report for 2006.

Internal Controls

The Board is responsible for maintaining an adequate system of internal control and reviewing its effectiveness.

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and management rather than elimination of risks associated with its business activities.

During the year, the Board has reviewed the effectiveness of the Group's internal control system covering all material controls and risk management functions. The review is conducted annually in accordance with the requirement of the Code of Corporate Governance Practices. The responsible management of the various business divisions and subsidiaries are required to assess the risks and the internal controls with reference to the five components of the coso (The Committee of Sponsoring Organisations of the Treadway Commission) internal control framework. The result of the review has been summarised and reported through the Group Internal Audit Department to the Audit Committee and the Board.

In addition, the Group Internal Audit Department conducts regular and independent reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group on an ongoing basis. The frequency of review of individual business unit or subsidiary is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Audit Department has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as it considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code of Conduct are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code of Conduct every year.

Throughout the year of 2006, the Group has complied with the Code Provisions in the Code of Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions and Connected Transactions

During the year 2006, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' and 'connected transactions' which can be viewed in the Group's website (www.citicpacific.com).

Communication with Shareholders

The Company's Annual General Meeting ('AGM') is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to ask questions about the Company's performance. Separate resolutions were proposed for each substantially separate issue at the AGM.

The Company's Articles of Association contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the websites of the Stock Exchange and the Company.

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be sent to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In 2006, CITIC Pacific's management met over 230 investors and investment analysts in our office, as well as during conferences and roadshows in the U.S., Europe, China, Japan and Singapore. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for last eight years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. The Directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting. Accordingly, appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The adoption of new or amended accounting standards that became effective during the year has not resulted in substantial changes to the Group's accounting policies and has no significant impact on the results reported for the year ended 31 December 2006.

The responsibilities of the external auditors with respect to financial reporting are set out in the Independent Auditor's Statement on the Summary Financial Report on page 64.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2006.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 27.

Dividends

The Directors declared an interim dividend of HK$0.30 per share and a special dividend of HK$0.30 per share in respect of the year ended 31 December 2006 which were paid on 15 September 2006. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share and a special dividend of HK$0.30 per share in respect of the year ended 31 December 2006 payable on 18 May 2007 to shareholders on the Register of Members at the close of business on 16 May 2007.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 5 to the summary financial statements.

Donations

Donations made by the Group during the year amounted to HK$11 million.

Fixed Assets

Movements of fixed assets are set out in the summary financial statements on pages 60 to 61.

Issue of Debt Securities

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Directors

The Directors of the Company in office during the financial year ended 31 December 2006 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Peter Lee Chung Hing
Mr Carl Yung Ming Jie
Mr Leslie Chang Li Hsien
Mr Norman Yuen Kee Tong
Mr Vernon Francis Moore
Mr Yao Jinrong, resigned on 1 April 2006
Mr Li Shilin
Mr Liu Jifu
Mr Chau Chi Yin, appointed on 1 April 2006
Mr Milton Law Ming To, appointed on 1 April 2006
Mr Wang Ande, appointed on 1 April 2006
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr André Desmarais
Mr Chang Zhenming, appointed on 21 August 2006
Mr Peter Kruyt (Alternate Director to Mr André Desmarais)

Mr Norman Yuen Kee Tong resigned as director with effect from 8 January, 2007.

In accordance with Article 95 of the New Articles of Association of the Company, Mr Chang Zhenming will hold office only until the forthcoming Annual General Meeting and is then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Vernon Francis Moore, Liu Jifu, Willie Chang and Norman Ho Hau Chong shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 16 May 2007.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000.

Since the adoption of the Plan, the Company has granted three lots of share options:

date of grant	number of share options	exercise price HK$
28 May 2002	11,550,000	18.20
1 November 2004	12,780,000	19.90
20 June 2006	15,930,000	22.10

All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. The closing price of the Company's shares immediately before the grant on 20 June 2006 was HK$22.50.

None of the share options granted under the Plan were cancelled or lapsed during the year up to 31 December 2006. A summary of the movements during the year ended 31 December 2006 of the share options is as follows:

A. Directors of the Company

			number of share options				
name of director	date of grant	exercise price HK$	balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Larry Yung Chi Kin	28.5.02	18.2	2,000,000	–	–	2,000,000	
	1.11.04	19.9	2,000,000	–	–	2,000,000	
	5.12.05	20.5	100,000,000 *(Note 1)*	–	–	100,000,000	
	20.6.06	22.1	–	2,000,000	–	2,000,000	
						106,000,000	4.828
Henry Fan Hung Ling	20.6.06	22.1	–	1,600,000	1,600,000 *(Note 2)*	–	–
Peter Lee Chung Hing	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	1,200,000	–	1,200,000	
						3,200,000	0.146
Carl Yung Ming Jie	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	600,000	–	600,000	
						1,400,000	0.064
Leslie Chang Li Hsien	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	800,000	–	800,000	
						1,600,000	0.073
Norman Yuen Kee Tong	28.5.02	18.2	500,000	–	–	500,000	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	500,000	–	500,000	
						1,500,000	0.068
Vernon Francis Moore	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
	20.6.06	22.1	–	700,000	–	700,000	
						2,700,000	0.123
Yao Jinrong	28.5.02	18.2	300,000	–	–	*(Note 3)*	*(Note 3)*
	1.11.04	19.9	500,000	–	–		
Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
Liu Jifu	28.5.02	18.2	300,000	–	300,000 *(Note 2)*	–	
	1.11.04	19.9	500,000	–	–	500,000	
	20.6.06	22.1	–	700,000	–	700,000	
						1,200,000	0.055

name of director	date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Chau Chi Yin	28.5.02	18.2	300,000 (Note 4)	–	–	300,000	
	1.11.04	19.9	500,000 (Note 4)	–	–	500,000	
	20.6.06	22.1	– (Note 4)	800,000	–	800,000	
						1,600,000	0.073
Milton Law Ming To	28.5.02	18.2	250,000 (Note 4)	–	–	250,000	
	1.11.04	19.9	500,000 (Note 4)	–	–	500,000	
	20.6.06	22.1	– (Note 4)	800,000	–	800,000	
						1,550,000	0.071
Wang Ande	1.11.04	19.9	200,000 (Note 4)	–	–	200,000	
	20.6.06	22.1	– (Note 4)	500,000	–	500,000	
						700,000	0.032

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*
2. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.918.*
3. *The Director resigned as a director on 1 April 2006. During the period from 1 January 2006 to 1 April 2006, the Director has not exercised any of his share options and his holding has subsequently been included under Section C below.*
4. *Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande were appointed as director of the Company on 1 April 2006. Thus, this is in respect of the balance as of 1 April 2006.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

date of grant	exercise price HK$	number of share options: balance as at 1.1.06	granted during the year ended 31.12.06	exercised during the year ended 31.12.06 (Note 5)	balance as at 31.12.06
28.5.02	18.2	1,550,000	–	750,000	800,000
1.11.04	19.9	3,070,000	–	651,000	2,419,000
20.6.06	22.1	–	5,730,000	–	5,730,000

Note:

5. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$25.55.*

C. Others

date of grant	exercise price HK$	number of share options: balance as at 1.1.06 *(Note 6)*	exercised during the year ended 31.12.06 *(Note 7)*	balance as at 31.12.06
28.5.02	18.2	600,000	510,000	90,000
1.11.04	19.9	700,000	500,000	200,000

Note:

6. These are in respect of options granted to former employees under continuous contracts, who had subsequently retired.

7. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.78.

Directors' Interests In Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2006 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company

name of director	number of shares: personal interests unless otherwise stated	percentage to the issued share capital %
Larry Yung Chi Kin	400,381,000 *(Note 1)*	18.236
Henry Fan Hung Ling	48,000,000 *(Note 2)*	2.186
Peter Lee Chung Hing	500,000	0.023
Leslie Chang Li Hsien	30,000	0.001
Norman Yuen Kee Tong	33,000	0.002
Vernon Francis Moore	3,200,000 *(Note 3)*	0.146
Liu Jifu	340,000	0.015
Chau Chi Yin	236,000	0.011
Milton Law Ming To	3,000	0.0001
Wang Ande	50,000	0.002
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.071
André Desmarais	5,075,000 *(Note 5)*	0.231
Peter Kruyt (alternate director to Mr André Desmarais)	34,100	0.002

Note:

1. Corporate interest.

2. Corporate interest in respect of 3,000,000 shares and trust interest in respect of 45,000,000 shares.

3. Trust interest.

4. Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other.

5. Corporate interest in respect of 5,000,000 shares and family interest in respect of 75,000 shares.

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

3. Share Options in an associated corporation, CITIC Capital Holdings Limited

		number of share options				
name of director	date of grant	balance as at 1.1.06	granted during the year ended 31.12.06	lapsed / cancelled / exercised during the year ended 31.12.06	balance as at 31.12.06	percentage of issued share capital %
Peter Lee Chung Hing	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Leslie Chang Li Hsien	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			
Vernon Francis Moore	2.3.05	15,000	–	–	25,000	0.089
	4.4.06	–	10,000			

Save as disclosed above, as at 31 December 2006, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2006, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

name	number of shares of the Company	percentage to the issued share capital %
CITIC Group	635,919,285	28.963
CITIC HK	635,919,285	28.963
Heedon Corporation	496,386,285	22.608
Honpville Corporation	310,988,221	14.164
Power Corporation of Canada	110,412,000	5.029
Gelco Enterprises Ltd.	110,412,000	5.029
Nordex Inc.	110,412,000	5.029
Paul G. Desmarais	110,412,000	5.029

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

name of subsidiary companies of CITIC HK	number of shares of the Company	percentage to the issued share capital %
Affluence Limited	46,089,000	2.099
Winton Corp.	30,718,000	1.399
Westminster Investment Inc.	101,960,000	4.644
Jetway Corp.	20,462,000	0.932
Cordia Corporation	32,258,064	1.469
Honpville Corporation	310,988,221	14.164
Hainsworth Limited	83,444,000	3.801
Southpoint Enterprises Inc.	10,000,000	0.455
Raymondford Company Limited	2,823,000	0.129

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr Paul G. Desmarais in the Company duplicate each other.

Share Capital

During the year ended 31 December 2006, the Company made the following repurchases of its own shares on the Stock Exchange for purpose of enhancing its earnings per share:

		price per share		
month / year	number of shares repurchased	highest (HK$)	lowest (HK$)	aggregate price paid (HK$)
June 2006	1,627,000	22.00	21.50	35,402,100

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2006 and the Company has not redeemed any of its shares during the year ended 31 December 2006.

During the year, 4,311,000 shares were issued under the Share Option Plan as described above.

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 15 March 2007

Consolidated Profit and Loss Account

for the year ended 31 December 2006

in HK$ million	**2006**	2005
Turnover	**47,049**	26,564
Cost of Sales	**(37,019)**	(21,226)
Distribution and Selling Expenses	**(995)**	(824)
Other Operating Expenses	**(2,845)**	(2,196)
Change in Fair Value of Investment Properties	**735**	520
Profit from Consolidated Activities	**6,925**	2,838
Share of Results of		
Jointly Controlled Entities	**1,033**	327
Associated Companies	**1,882**	1,984
Profit before Net Finance Charges and Taxation	**9,840**	5,149
Finance Charges	**(640)**	(560)
Finance Income	**159**	53
Net Finance Charges	**(481)**	(507)
Profit before Taxation	**9,359**	4,642
Taxation	**(644)**	(345)
Profit for the Year	**8,715**	4,297
Attributable to:		
Shareholders of the Company	**8,272**	3,989
Minority Interests	**443**	308
	8,715	4,297
Dividends	**(3,731)**	(2,412)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)		
Basic	**3.77**	1.82
Diluted	**3.77**	1.82

Consolidated Balance Sheet

as at 31 December 2006

in HK$ million	note	2006	2005
Non-Current Assets			
Fixed Assets	4		
Property, plant and equipment		**10,593**	10,063
Investment properties		**9,604**	8,645
Properties under development		**2,712**	1,849
Leasehold land		**1,712**	1,618
		24,621	22,175
Jointly controlled entities		**15,051**	10,583
Associated companies		**16,506**	23,300
Other financial assets		**2,819**	929
Intangible assets		**2,986**	603
Deferred tax assets		**103**	158
Derivative financial instruments		**117**	168
		62,203	57,916
Current Assets			
Properties held for sale		**705**	1,055
Inventories		**3,920**	3,427
Debtors, accounts receivable, deposits and prepayments		**6,153**	5,691
Cash and bank deposits		**3,679**	2,579
		14,457	12,752
Current Liabilities			
Bank loans, other loans and overdrafts			
secured		**285**	183
unsecured		**1,404**	2,223
Creditors, accounts payable, deposits and accruals		**8,030**	6,628
Provision for taxation		**319**	199
		10,038	9,233
Net Current Assets		**4,419**	3,519
Total Assets Less Current Liabilities		**66,622**	61,435
Non-Current Liabilities			
Long term borrowings		**16,604**	18,812
Deferred tax liabilities		**1,954**	1,387
Derivative financial instruments		**55**	40
		18,613	20,239
Net Assets		**48,009**	41,196
EQUITY			
Share capital		**878**	877
Reserves	5	**43,217**	36,472
Proposed dividend		**2,415**	1,754
Equity attributable to Shareholders of the Company		**46,510**	39,103
Minority Interests		**1,499**	2,093
Total Equity		**48,009**	41,196

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Notes to the Summary Financial Statements

1 General Information

These summary financial statements from page 56 to 63 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2006 ('the Accounts').

The Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2005 except for the adoption of certain new standards and amendments of Hong Kong Financial Reporting Standards issued and became effective during the year ended 31 December 2006.

The adoption of such standards or amendments does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the year ended 31 December 2006.

The Group has not early adopted the amendments, new standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants that are not yet effective for the year ended 31 December 2006, and is in the process of assessing their impact on future accounting periods.

3 Directors' Emoluments

The remuneration of every Director for the year ended 31 December 2006 is set out below:

in HK$ million name of director	fees	salaries, allowances and benefits in kind	discretionary bonuses	retirement benefits	share-based payment	**2006** total	2005 total
Larry Yung Chi Kin*	0.15	3.21	40.00	0.01	7.84	**51.21**	28.96
Henry Fan Hung Ling*	0.15	3.00	34.00	0.01	6.27	**43.43**	24.94
Peter Lee Chung Hing*	0.15	1.69	27.00	0.08	4.70	**33.62**	18.91
Carl Yung Ming Jie*	0.15	0.84	5.00	0.04	2.35	**8.38**	2.53
Leslie Chang Li Hsien*	0.15	1.38	10.00	0.06	3.14	**14.73**	7.23
Vernon Francis Moore*	0.15	2.00	5.00	0.01	2.74	**9.90**	6.15
Li Shilin*	0.15	0.49	1.00	–	–	**1.64**	1.64
Liu Jifu*	0.15	0.55	7.00	0.07	2.74	**10.51**	5.65
Chau Chi Yin*	0.11	1.07	6.00	0.05	3.14	**10.37**	–
Milton Law Ming To*	0.11	0.98	6.00	0.05	3.14	**10.28**	–
Wang Ande*	0.11	0.40	3.00	–	1.96	**5.47**	–
Norman Yuen Kee Tong*	0.15	4.31	5.00	0.14	1.96	**11.56**	9.58
Yao Jinrong*	0.04	0.16	–	–	–	**0.20**	2.29
Willie Chang	0.30	–	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	–	**0.20**	0.20
André Desmarais	0.15	–	–	–	–	**0.15**	0.15
Chang Zhenming	0.06	–	1.00	–	–	**1.06**	0.43
	3.13	20.08	150.00	0.52	39.98	**213.71**	109.66

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, 10,200,000 share options were granted (2005: Nil) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

Mr Yao Jinrong resigned during the year.

The executive directors marked '*' of the above being considered as key management personnel of the Group.

4 Fixed Assets

Group

In HK$ million	self-used properties	vehicular tunnel	plant and machinery	others	sub-total	investment properties	properties under development	leasehold land	total
	property, plant and equipment								
Cost or valuation									
At 1 January 2005	2,363	1,992	3,869	2,773	10,997	8,115	1,725	1,802	22,639
Exchange adjustments	16	–	83	18	117	(35)	18	13	113
Additions									
through acquisition of subsidiary companies	491	–	1,095	3	1,589	–	271	30	1,890
others	30	8	413	1,533	1,984	–	1,323	21	3,328
Capitalised leasehold land amortisation	–	–	–	–	–	–	27	–	27
Disposals									
through disposal of subsidiary companies	–	–	–	(31)	(31)	–	(520)	–	(551)
others	(10)	–	(42)	(210)	(262)	(3)	(56)	–	(321)
Change in fair value of investment properties	–	–	–	–	–	520	–	–	520
Transfer from / (to) other assets	–	–	–	–	–	6	(910)	–	(904)
Reclassification	276	–	(139)	(169)	(32)	42	(2)	(8)	–
At 31 December 2005	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Accumulated depreciation, amortisation and impairment									
At 1 January 2005	519	714	1,004	1,416	3,653	–	53	206	3,912
Exchange adjustments	2	–	24	6	32	–	–	–	32
Charge for the year	69	94	347	264	774	–	27	34	835
Written back on disposals									
through disposal of subsidiary companies	–	–	–	(4)	(4)	–	–	–	(4)
others	(5)	–	(21)	(130)	(156)	–	–	–	(156)
Transfer to property held for sale	–	–	–	–	–	–	(53)	–	(53)
Reclassification	1	–	(1)	–	–	–	–	–	–
At 31 December 2005	586	808	1,353	1,552	4,299	–	27	240	4,566
Net book value									
At 31 December 2005	2,580	1,192	3,926	2,365	10,063	8,645	1,849	1,618	22,175
Represented by									
Cost	3,166	2,000	5,279	3,917	14,362	–	1,876	1,858	18,096
Valuation	–	–	–	–	–	8,645	–	–	8,645
	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741

4 Fixed Assets *continued*

Group *continued*

In HK$ million	property, plant and equipment: self-used properties	vehicular tunnel	plant and machinery	others	sub-total	investment properties	properties under development	leasehold land	total
Cost or valuation									
At 1 January 2006	3,166	2,000	5,279	3,917	14,362	8,645	1,876	1,858	26,741
Exchange adjustments	81	–	219	68	368	109	37	27	541
Additions									
through acquisition of subsidiary companies	79	–	9	67	155	–	–	50	205
others	323	–	586	774	1,683	18	1,849	61	3,611
Capitalised leasehold land amortisation	–	–	–	–	–	–	21	–	21
Disposals									
through disposal of subsidiary companies	–	–	–	–	–	–	(165)	–	(165)
others	(125)	–	(289)	(216)	(630)	(18)	(313)	–	(961)
Change in fair value of investment properties	–	–	–	–	–	735	–	–	735
Transfer to properties held for sales / inventories	–	–	–	(6)	(6)	–	(442)	–	(448)
Transfer upon completion	736	–	818	(1,554)	–	115	(110)	(5)	–
At 31 December 2006	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280
Accumulated depreciation, amortisation and impairment									
At 1 January 2006	586	808	1,353	1,552	4,299	–	27	240	4,566
Exchange adjustments	22	–	86	9	117	–	1	2	120
Charge for the year	159	90	520	265	1,034	–	28	37	1,099
Acquisition of subsidiary companies	11	–	2	6	19	–	–	–	19
Written back on disposals									
others	(6)	–	(105)	(135)	(246)	–	(15)	–	(261)
Impairment loss	–	–	88	32	120	–	–	–	120
Transfer to other assets	–	–	–	(4)	(4)	–	–	–	(4)
Reclassification	(2)	–	2	–	–	–	–	–	–
At 31 December 2006	770	898	1,946	1,725	5,339	–	41	279	5,659
Net book value									
At 31 December 2006	3,490	1,102	4,676	1,325	10,593	9,604	2,712	1,712	24,621
Represented by									
Cost	4,260	2,000	6,622	3,050	15,932	–	2,753	1,991	20,676
Valuation	–	–	–	–	–	9,604	–	–	9,604
	4,260	2,000	6,622	3,050	15,932	9,604	2,753	1,991	30,280

5 Reserves

Group

in HK$ million	share premium	capital redemption reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2005	24,848	19	(2,494)	168	(325)	(152)	244	13,698	36,006
Share of reserves of associated companies	–	–	–	(67)	–	350	–	–	283
Share of reserves of jointly controlled entities	–	–	–	–	–	40	–	–	40
Exchange translation differences	–	–	–	–	158	–	–	–	158
Gain on cash flow hedge of financial instruments	–	–	–	–	–	163	–	–	163
Fair value loss on other financial assets	–	–	–	(17)	–	–	–	–	(17)
Transfer from profits	–	–	–	–	–	–	57	(57)	–
Issue of share pursuant to the Plan	16	–	–	–	–	–	–	–	16
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	3,989	3,989
Dividends	–	–	–	–	–	–	–	(2,412)	(2,412)
At 31 December 2005	24,864	19	(2,494)	84	(167)	401	301	15,218	38,226
Representing									
At 31 December 2005 after proposed final dividend									36,472
2005 Final dividend proposed									1,754
									38,226
Retained by									
Company and subsidiary companies	24,864	19	(2,494)	25	164	62	283	7,305	30,228
Jointly controlled entities	–	–	–	–	–	3	15	996	1,014
Associated companies	–	–	–	59	(331)	336	3	6,917	6,984
	24,864	19	(2,494)	84	(167)	401	301	15,218	38,226

5 Reserves *continued*

Group *continued*

in HK$ million	share premium	capital redemption reserve	capital reserve	goodwill	investment revaluation reserve	exchange fluctuation reserve	hedging reserve	general reserve	retained profits	total
At 1 January 2006	24,864	19	–	(2,494)	84	(167)	401	301	15,218	38,226
Share of reserves of associated companies	–	–	–	–	183	–	(129)	–	106	160
Share of reserves of jointly controlled entities	–	–	17	–	–	–	(1)	1	–	17
Exchange translation differences	–	–	–	–	–	870	–	–	–	870
Reserves released on disposal of associated companies	–	–	–	–	(84)	103	(91)	–	–	(72)
Loss on cash flow hedge of financial instruments	–	–	–	–	–	–	(50)	–	–	(50)
Fair value gain on other financial assets	–	–	–	–	1,064	–	–	–	–	1,064
Transfer to Profit and Loss account on impairment of other financial assets	–	–	–	–	103	–	–	–	–	103
Transfer from profits	–	–	–	–	–	–	–	163	(163)	–
Issue of share pursuant to the Plan	92	–	(6)	–	–	–	–	–	–	86
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	8,272	8,272
Dividends	–	–	–	–	–	–	–	–	(3,071)	(3,071)
Share repurchase	–	1	–	–	–	–	–	–	(36)	(35)
Share-based payment	–	–	62	–	–	–	–	–	–	62
At 31 December 2006	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632
Representing										
At 31 December 2006 after proposed final and special dividend										43,217
2006 Final and special dividend proposed										2,415
										45,632
Retained by										
Company and subsidiary companies	24,956	20	56	(2,494)	1,192	1,034	12	446	9,392	34,614
Jointly controlled entities	–	–	17	–	–	–	2	16	2,029	2,064
Associated companies	–	–	–	–	158	(228)	116	3	8,905	8,954
	24,956	20	73	(2,494)	1,350	806	130	465	20,326	45,632

Independent Auditor's Statement on the Summary Financial Report

Independent auditor's statement on the summary financial report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2006 on pages 1 to 63 and the front and back cover pages.

Respective Responsibilities of Directors and Auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the independent auditor's report thereon and the directors' report for the year ended 31 December 2006, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the independent auditor's report on the annual accounts for the year ended 31 December 2006 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standards on Assurance Engagements and with reference to Practice Note 710 'The auditors' statement on the summary financial report' issued by the Hong Kong Institute of Certified Public Accountants.

Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the independent auditor's report thereon and the directors' report for the year ended 31 December 2006 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 63 and the front and back cover pages:

a) is consistent with the annual accounts and the independent auditor's report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2006 from which it is derived; and

b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of CITIC Pacific Limited for the year ended 31 December 2006 and have issued an independent auditor's report thereon dated 15 March 2007 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 March 2007

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments, including proceeds from sale of businesses
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2522 5259 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register:	10 May 2007 to 16 May 2007
Annual General Meeting:	16 May 2007, 10:30 a.m. Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong
Final Dividend and Special Dividend payable:	18 May 2007

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

If Shareholders have already chosen to reply on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

CITIC Pacific Ltd

32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Tel: 2820 2111 Fax: 2877 2771

www.citicpacific.com

Stock Code: 0267

END